Filed pursuant to Rule 253(g)(2)

File No. 024-10507

Offering Circular

Fig Publishing, Inc.

Up to 6,000 Fig Game Shares – PSY2

$500.00 per Share

This Regulation A, Tier 2 offering is for shares of a particular series of non-voting preferred stock, par value $0.0001 per share, of Fig Publishing, Inc., a Delaware corporation (“we”, our “Company” or “Fig”). We call this series “Fig Game Shares – PSY2”. We are offering a maximum of 6,000 Fig Game Shares – PSY2 at $500.00 per Share, on a best efforts basis. We have previously received orders for Fig Game Shares – PSY2 in a separate offering to accredited investors only; however, we will not sell more than a total of 6,000 Fig Game Shares – PSY2 across all our offerings of Fig Game Shares – PSY2. This offering is being conducted to raise money for our general operations and working capital needs.

Fig Game Shares – PSY2 are shares of capital stock of Fig with no voting rights, which are designed to reflect the economic performance of a particular video game co-publishing license agreement that we have entered into with a third-party video game developer, Double Fine Productions, Inc. (“Double Fine”). Under this license agreement (as amended and restated, the “Psychonauts 2 License Agreement”), we will co-publish the video game Psychonauts 2, being developed by Double Fine. Provided Psychonauts 2 is successfully developed and published, Fig will thereafter receive sales receipts from Psychonauts 2 pursuant to the Psychonauts 2 License Agreement and will share those receipts as follows: (1) Fig will deduct a service fee for itself; (2) Fig will allocate the remaining amount into a revenue share for Double Fine and a revenue share for itself, in the proportions described in greater detail in this offering circular under “The Current Game, Developer and Shares – Fig Game Shares – PSY2 – Anticipated Allocation of Sales Receipts from Psychonauts 2”; and (3) Fig will pay 30% of its revenue share to the holders of Fig Game Shares – PSY2, in the form of dividends. Fig’s Board of Directors may in its discretion from time to time pay more than 30% of Fig’s revenue share from Psychonauts 2 to Fig Game Shares – PSY2 holders, if in its view business conditions permit it. Amounts will only become available for such revenue sharing and payment of dividends if and when Psychonauts 2 generates sales receipts, and the total amount available for Fig’s revenue share – and consequently for dividends – will depend on both the amount of Fig’s receipts from sales of Psychonauts 2 and the amount of funds Fig provides to Double Fine for the development of Psychonauts 2, as described in greater detail in this offering circular under “The Current Game, Developer and Shares – Fig Game Shares – PSY2 – Anticipated Allocation of Sales Receipts from Psychonauts 2”. In all events, Fig’s Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. See “Our Dividend Policy”. Dividends on Fig Game Shares – PSY2 will be declared every six months, as of every May 15 and November 15, and paid thereafter, in all events after such time (if ever) as Psychonauts 2 is successfully developed and published and Fig begins to receive Psychonauts 2 sales receipts. Aggregate dividend amounts will be distributed equally among all holders of Fig Game Shares – PSY2, in proportion to the number of shares held, without regard to whether the shares were bought in this offering or otherwise.

An investment in our Fig Game Shares – PSY2 is not an investment in any game, game developer or license agreement. Proceeds from this offering may be used to fund the development of other games, as well as other expenditures not related to Psychonauts 2. There is no trading market for Fig Game Shares – PSY2 and we do not expect one to develop, in part because we have imposed certain transfer restrictions on these shares. As a result, investors should be prepared to retain their Fig Game Shares – PSY2 for as long as these shares remain outstanding, and should not expect to benefit from any share price appreciation. The principal economic benefit of holding Fig Game Shares – PSY2 is expected to be the opportunity to receive dividends on the basis described above.

Fig Game Shares – PSY2 will be available for purchase exclusively on Fig.co. Fig Game Shares – PSY2 will be issued in book-entry electronic form only. FundAmerica Stock Transfer, LLC is the transfer agent and registrant for Fig Game Shares – PSY2. Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

These are speculative securities. Investing in them involves significant risks. You should invest in them only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 9.

	Number of Shares	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Fig (2)
Per Share	1	$500	$0.00	$500
Total Maximum	6,000	$3,000,000	$0.00	$3,000,000

(1)	Our Company does not intend to use commissioned sales agents or underwriters. The securities being offered hereby will be offered only by us and by persons associated with us in reliance upon the exemption from registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934.

(2)	Does not reflect the deduction of expenses of the offering, which we estimate will be approximately $600,000. Offering expenses will be paid by Fig’s parent, Loose Tooth Industries, Inc. (our “Parent”), pursuant to the Cost Sharing Agreement, as described herein. See “Plan of Distribution” and “Our Business – Cost Sharing Agreement with Our Parent”.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

Fig Publishing, Inc.

599 Third St. Suite 211

San Francisco, CA 94107

(415) 689-5789

Fig.co

Information contained on Fig.co is not incorporated by reference into this offering circular, and you should not consider information contained on Fig.co to be part of this offering circular.

The date of this offering circular is September 29, 2016

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this offering circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by the federal securities laws.

Throughout this offering circular, unless the context requires otherwise, references to “Fig Game Shares” include all of the separate series of non-voting preferred stock, par value $0.0001 per share, that we have outstanding as of the date of this offering circular, with each series reflecting the economic performance of a different, particular video game co-publishing license agreement that we have entered into with a third-party video game developer. In addition, unless the context requires otherwise, references to the “Shares” refer only to the particular series of Fig Game Shares being offered pursuant to this offering circular. References to our Board of Directors (our “Board”) in this offering circular refer to only one person, Justin Bailey, who is the sole director of our Company. See “Directors, Executive Officers and Other Significant Individuals”.

Some of the statements in this offering circular constitute forward-looking statements. These statements relate to future events or our future financial performance, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “will,” and similar words or phrases or the negative or other variations thereof or comparable terminology. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this offering circular, including in “Risk Factors” and elsewhere, identify important factors that you should consider in evaluating our forward-looking statements. These which factors include, among other things:

●	National, international and local economic and business conditions that could affect our business;

●	Markets for our products and services;

●	Our cash flows;

●	Our operating performance;

●	Our financing activities;

●	Our tax status;

●	Industry developments affecting our business, financial condition and results of operations;

●	Our ability to compete effectively; and

●	Governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this offering circular or otherwise make public statements in order to update our forward-looking statements beyond the date of this offering circular.

SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read all the information contained in this offering circular, including, but not limited to, the “Risk Factors” section.

Our Business

Overview

Fig is a community powered publisher of video games. Fig’s business is to identify, license, contribute funds to the development of, market, arrange distribution for, and earn receipts from sales of video games developed by third-party video game developers with whom we enter into license agreements to publish those games. We search for new games and game ideas with the potential to generate significant earnings with the help of our publishing model.

We are evolving the video game publishing model in a number of key ways:

●	Crowdfunding Campaigns

●	Focused Curation

●	Fig Game Shares

●	Preservation of Developers’ Intellectual Property Ownership

We believe that involving the community of gamers and fans in our game publishing will result in games that are more aligned with consumer demand, more creatively innovative and more commercially successful. See “Our Business – Overview”.

To date, our Company has entered into a number of video game co-publishing license agreements with game developers. See the section of this offering circular entitled “Games Already Licensed”. The particular game to which the Fig Game Shares in this offering relate is described in the section entitled “The Current Game, Developer and Shares”.

Market Opportunity

Our goal is to provide game developers and game fans a more balanced and sustainable approach to game publishing. We aspire to provide a publishing solution that retains the best, and discards the worst, of traditional publishing and self-publishing with rewards-only crowdfunding. Based on our industry experience, traditional publishing arrangements and rewards-only crowdfunding each have limitations that make it difficult for developers to both maintain their intellectual property rights while raising enough funds to develop their game.

In traditional publishing arrangements, particularly with large video game publishers, publishers provide funding to developers in exchange for the intellectual property rights to the developer’s game, including distribution rights and rights to sequel games and other derivative works. The developer is paid a royalty, which can be disproportionately favorable to the publisher. In the principal alternative to traditional publishing arrangements that has so far been attempted – namely, rewards-only crowdfunding – developers have found it difficult to raise enough money to meet an entire game development budget and additionally finance post-development marketing and distribution efforts.

Our publishing model is an alternative to both these models and is intended to bridge the gap between traditional publishing models and self-publishing through rewards-only crowdfunding.

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Key Aspects of Our Business

Identification

We consider and evaluate games being developed for any game-playing platform and technology and in any genre. We believe that we have extensive video game industry contacts through which we may access developers and games that meet our criteria. Prior to entering into a license agreement to publish a particular game, we evaluate the game and the developer to determine whether, in our opinion, the game is likely to be successfully developed and become a commercial success. In making this determination, we focus on a particular set of factors, as set forth in “Our Business – Key Aspects of Our Business – Identification”.

In order to help us gather the information we need and want to make a decision as to whether to seek to publish a game, we present the developer of each game we may publish with a due diligence questionnaire, the form of which is an exhibit to the offering statement in which this offering circular has been filed with the SEC. The information received in response to the questionnaire is part of what we consider in deciding whether to seek to publish the game.

Licensing

It is our intention that each video game co-publishing license agreement we enter into be based on a template license agreement that acts as a standard baseline. The material terms of our baseline license agreement are set forth in the section entitled “Our Business – Key Aspects of Our Business – Licensing”. Generally, only certain terms of the baseline license agreement will be subject to negotiation with each developer. Please refer to the section entitled “The Current Game, Developer and Shares” for the terms of the license agreement that have been agreed with the developer of the particular game to which the Fig Game Shares in this offering relate, as well as a description of the ways in which that license agreement may deviate from the baseline terms.

Crowdfunding Campaigns

As part of our process of deciding which games to publish, we host crowdfunding campaigns on our Parent’s website, Fig.co. These crowdfunding campaigns allow third-party developers to raise funds for their games, and they allow us to gauge interest in an offering of Fig Game Shares that would reflect our economic returns as a publisher of the game. A crowdfunding campaign must be successful, in our view, before we will greenlight our publishing of a game. If the crowdfunding campaign is not successful, the license agreement will terminate. If it is successful, the license agreement will continue, we will begin providing the developer with the Fig Funds (as defined in the section titled “Our Business – Key Aspects of Our Business – Licensing”) and the developer will proceed with developing the game and delivering it pursuant to the terms of the license agreement, so that we may publish it as we have planned.

For a description of how the crowdfunding campaign for the game associated with the Fig Game Shares being offered in this offering may have differed, or may in the future differ, from this standard model, see “The Current Game, Developer and Shares”.

Rewards Portion of a Crowdfunding Campaign

Fig believes that the rewards portion of a crowdfunding campaign helps rally the gamer community to provide financial support for the development of a game through the pre-purchase of rewards. Backers pledge to pay the developer a certain amount of money in order to receive their rewards bundle of choice.

Fig Game Shares Portion of a Crowdfunding Campaign

We expect all of our crowdfunding campaigns to include an offering of Fig securities – namely, the particular series of Fig Game Shares that relates to the game that is the subject of the crowdfunding campaign. Provided the game is successfully developed and published, Fig will thereafter receive sales receipts from the game pursuant to our license agreement for the game, and will share those receipts as follows: (1) Fig will deduct a service fee for itself; (2) Fig will allocate the remaining amount into a revenue share for the developer and a revenue share for itself, in the proportions specified in the license agreement for the game; and (3) Fig will pay a specified portion of its revenue share to the holders of the related Fig Game Shares, in the form of dividends, subject to our dividend policy. See “Our Dividend Policy”. For a further description of our Fig Game Shares, see “— Fig Game Shares”, below.

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Publishing Services

If the crowdfunding campaign meets its goal, and the other conditions to the license agreement are met, we will publish the game. Our publishing services include:

●	The Fig Funds, which will be disbursed periodically to the developer of the game pursuant to an agreed-upon schedule that reflects the development timeline and objectives for the publishing of the game;

●	Community building;

●	Marketing;

●	Distribution; and

●	Providing advice and consultation services to developers.

Business Development

We support developers in business development activities to pursue commercial and strategic partnerships with other companies in the game industry, including hardware manufacturers, peripheral makers, platforms, advertisers and technology providers.

Fig Game Shares

Overview

As described above, we expect all of our crowdfunding campaigns to include an offering of the particular series of Fig Game Shares that relates to the game that is the subject of the crowdfunding campaign. Provided the game is successfully developed and published, Fig will thereafter receive sales receipts from the game pursuant to our license agreement for the game, and will share those receipts as follows: (1) Fig will deduct a service fee for itself; (2) Fig will allocate the remaining amount into a revenue share for the developer and a revenue share for itself, in the proportions specified in the license agreement for the game; and (3) Fig will pay a specified portion of its revenue share to the holders of the related Fig Game Shares, in the form of dividends, subject to our dividend policy. We expect that, typically, Fig’s Board of Directors will retain for itself the discretion from time to time to pay more than the specified portion of Fig’s revenue share from that game to holders of the related Fig Game Shares, if in its view business conditions permit it. In all events, Fig’s Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. See “Our Dividend Policy”. Aggregate dividend amounts will be distributed equally among all holders of the same series of Fig Game Shares, in proportion to the number of shares held, without regard to whether the shares were bought in this offering or otherwise.

Amounts will only become available for the revenue sharing and payment of dividends described above if and when the game generates sales receipts, and the total amount available for Fig’s revenue share – and consequently for dividends – will typically depend on both the amount of Fig’s receipts from sales of the game and the amount of funds Fig provides to the developer for the development of the game, in all events as specified in the license agreement for the game. A description of how we expect to allocate game sales receipts and determine dividends based on the sale of a particular game is set forth below.

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Allocation of Sales Receipts and Determination of Dividends

Amounts received by Fig from the sales of a particular game will be shared as follows: (1) Fig will deduct a service fee for itself; (2) Fig will allocate the remaining amount into a revenue share for the developer and a revenue share for itself, in the proportions specified in the license agreement for the game; and (3) Fig will pay a specified portion of its revenue share to the holders of the related Fig Game Shares, in the form of dividends. That sharing will be determined using the allocation and dividend formula set forth below. The starting amount, in the first column of the table, is the price paid for the game by a consumer in a typical sales transaction in which, pursuant to Fig’s license agreement for the game, all of that sales amount, minus the distributor’s fee, is due to Fig:

Game sales price	–	distributor’s fee	=	gross receipts to Fig
	–	Fig Service Fee	=	adjusted gross receipts
	–	developer’s revenue share	=	Fig’s revenue share
			x	a specified portion
			=	Aggregate dividends to Fig Game Share holders

The amount in the second column labeled Fig Service Fee is a percentage of the gross receipts that Fig shall keep as compensation toward the cost of its publishing services. The developer’s revenue share is allocated to the developer thereafter. Its size may vary based on, typically, whether specified sales targets have been met for the game, and the amount of funds Fig has provided to the developer for the development of the game, in all events as specified in the license agreement for the game. Any variations in the developer’s revenue share will lead to corresponding variations in Fig’s revenue share, and therefore in the amount of dividends to Fig Game Share holders, as shown in the lower right-hand corner of the table. In all events, Fig’s Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. See “Our Dividend Policy”.

A version of this table, incorporating what we believe to be typical numbers for a typical game we would publish, is set forth in “Our Business – Key Aspects of Our Business – Crowdfunding Campaigns – Fig Game Shares Portion of a Crowdfunding Campaign”. Another version of this table, incorporating numbers for the particular series of Fig Game Shares being offered in this offering, is set forth in summary form below in “— The Offering” and in greater detail in the separate section entitled “The Current Game, Developer and Shares”.

The application of the allocation and dividend formula set forth above to sales receipts received by Fig will be undertaken on a regular basis by Fig’s accounting staff, and Fig will publicly disclose, in its annual and semi-annual reports filed with the SEC, a table containing the information set forth above for each of its licensed games. See the table setting forth such information as of March 31, 2016 in this offering circular under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Game-Specific Accounting – Accounting for a Particular Game’s Sales”. This table has not been, and future updates of the table will not be, prepared in accordance with generally accepted accounting principles, or GAAP. Non-GAAP disclosures have limitations as analytical tools; should not be viewed as a substitute for or in isolation from GAAP financial measures; and may not be comparable to other companies’ non-GAAP financial measures. In addition, Fig does not plan to have the calculations resulting from, or the methodologies underlying, its allocation and dividend formula subjected to stand-alone audits. As a result, our allocations of revenues to each series of Fig Game Shares will not be audited on a periodic basis. There can be no assurance that there will not be errors or misstatements in such calculations or methodologies, which could reduce Fig’s revenue share from a particular game, or the dividends available to holders of the related series of Fig Game Shares, or both.

Other Key Aspects of Fig Game Shares

The proceeds of all of our multiple, separate series of Fig Game Shares, including the Shares offered in this offering, go into our general account, and will be used to support Fig’s operations and business activities generally. The Fig Game Shares that investors receive will all be, regardless of the series of Fig Game Shares, capital stock of Fig without any rights to vote on any matters relating to our Company, the Fig Game Shares or otherwise. See “Description of Company Securities”. Our different series of Fig Game Shares will differ from each other in that each series will pay holders of those securities dividends, if any, based on Fig’s revenue share from a different, particular game.

An investment in our Fig Game Shares is not an investment in any game, game developer or license agreement. Proceeds from the offering of a particular series of Fig Game Shares may be used to fund the development of games other than the game with which that series of Fig Game Shares is associated, as well as other expenditures not related to the game with which that series of Fig Game Shares is associated.

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The Offering

Issuer	Fig Publishing, Inc.

Securities	A maximum of 6,000 shares of a series of non-voting preferred stock, par value $0.0001 per share, which we call our “Fig Game Shares – PSY2”. Fig Game Shares – PSY2 are shares of capital stock of Fig with no voting rights, which are designed to reflect the economic performance of a particular video game co-publishing license agreement that we have entered into with a third-party video game developer, Double Fine. Under this license agreement (as amended and restated, the “Psychonauts 2 License Agreement”), we will co-publish the video game Psychonauts 2, being developed by Double Fine. Provided the Psychonauts 2 is successfully developed and published, Fig will thereafter receive sales receipts pursuant to the Psychonauts 2 License Agreement, and will share those receipts as follows: (1) Fig will deduct a service fee for itself; (2) Fig will allocate the remaining amount into a revenue share for the developer and a revenue share for itself, in the proportions specified in the license agreement for the game; and (3) Fig will pay a specified portion of its revenue share to the holders of Fig Game Shares – PSY2, in the form of dividends, subject to our dividend policy. See “Our Dividend Policy”.

Price per Share	$500.00

Offering Type	Regulation A, Tier 2 offering of shares, being made by our Company on a best efforts basis.

Offering Proceeds	We expect to raise up to a maximum of $3,000,000 of proceeds from the sale of the Fig Game Shares – PSY2 offered in this offering, assuming the sale of 6,000 of these shares at an offering price of $500.00 per share. Fig will receive all proceeds raised. Offering expenses, which we estimate will be approximately $600,000, will be paid by Fig’s parent, Loose Tooth Industries, Inc., pursuant to the Cost Sharing Agreement, as described herein. See “Plan of Distribution” and “Our Business – Cost Sharing Agreement with Our Parent”.

Use of Proceeds	This offering is being conducted to raise money for our general operations and working capital needs. We expect to spend such funds on:

●	The development of multiple games that we have agreed to publish under various co-publishing license agreements (presumably, but not necessarily, including the game whose potential sales receipts will underlie any dividends that will be declared on the Fig Game Shares being offered in this offering);

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●	Marketing and other publishing efforts in support of the multiple games we are publishing;

●	Outreach to find new games that we would consider publishing; and

●	Other general activities and operations.

There can be no assurance as to total amount of proceeds we will ultimately raise in this offering. Given the current, early stage of our business, in which we have entered into licenses to publish video games that are still being developed, we expect to spend most of any proceeds raised to support the development of such games; a lesser amount on identifying new games to publish; and an amount on game marketing and other publishing efforts that will be low at first but will increase as more of our licensed games approach the completion of their development stages. Whether we raise the maximum amount in this offering, or less, we expect to pursue this same use of proceeds at proportional levels of spending.

See “Use of Proceeds”.

Allocation of Sales Receipts and Determination of Dividends	Fig Game Shares – PSY2 are designed to reflect the economic performance of the Psychonauts 2 License Agreement, which we have entered into with Double Fine, the developer of Psychonauts 2. Under the Psychonauts 2 License Agreement, we will co-publish Psychonauts 2. Provided Psychonauts 2 is successfully developed and published, Fig will thereafter receive sales receipts from Psychonauts 2 pursuant to the Psychonauts 2 License Agreement and will share those receipts as follows: (1) Fig will deduct a service fee for itself; (2) Fig will allocate the remaining amount into a revenue share for Double Fine and a revenue share for itself, in the proportions described in greater detail in this offering circular under “The Current Game, Developer and Shares – Fig Game Shares – PSY2 – Anticipated Allocation of Sales Receipts from Psychonauts 2”; and (3) Fig will pay 30% of its revenue share to the holders of Fig Game Shares – PSY2, in the form of dividends, subject to our dividend policy.

The sharing of Psychonauts 2 sales receipts will be determined using the allocation and dividend formula illustrated in the table below. The starting amount, in the first column of the table, is the price we expect a consumer will pay for one copy of the game at the time the game is launched, in a typical sales transaction in which, pursuant to Fig’s license agreement for the game, all of that sales amount, minus the distributor’s fee, is due to Fig. The ending amount, at the bottom of the last column of the table, is the amount available for dividend generated by that one sale. Investors should note that, because this dividend scenario is presented on a per-game basis, rather than a per-share basis, the ending amount would be divided evenly among all Fig Game Shares – PSY2 outstanding, up to 6,000 shares if all the shares in this offering are sold. The table below embodies a number of assumptions, and is presented for illustrative purposes only. Although we believe the assumptions represent fair estimates of how the sharing of Psychonauts 2 sales receipts will work, there can be no assurance that any one or more of these assumptions will in fact apply, and in particular there can be no assurance that Psychonauts 2 will be successfully developed, published and sold and will generate sales receipts for Fig that are sufficient to pay Double Fine, Fig and holders of Fig Game Shares – PSY2 as contemplated below. See “The Current Game, Developer and Shares – Fig Game Shares – PSY2 – Anticipated Allocation of Sales Receipts from Psychonauts 2” for a discussion of the assumptions embodied in the table below, including, among other things, (1) in regard to the game sales price (which we present at the game’s expected initial release price, but which is subject to discounting by the publisher and by distributors (typically, but not always, with the acquiescence of the publisher), after a year or more if the game sells well, or faster if the game sells less well) and (2) in regard to Double Fine’s revenue share (which will be higher or lower depending on the amount of money Fig provides to Double Fine for the development of Psychonauts 2, and which will also decrease if the aggregate adjusted gross receipts from Psychonauts 2 cross a defined sales threshold of $13.3 million):

$60.00 Game sales price	–	$18.00 distributor’s fee	=	$42.00 gross receipts to Fig
	–	0.04 Fig Service Fee	=	41.96 adjusted gross receipts
	–	36.30 developer’s revenue share	=	5.66 Fig’s revenue share
			x	30% a specified portion
			=	$1.70 Aggregate dividends to Fig Game Shares – PSY2 holders (to be divided evenly among all such shares outstanding, up to 6,000 if all shares in this offering are sold)

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Importantly, the developer’s revenue share in the table above may decrease or increase, depending on the amount of money Fig provides to Double Fine for the development of Psychonauts 2, and will also decrease if the aggregate adjusted gross receipts from Psychonauts 2 cross a defined sales threshold of $13.3 million. The table below illustrates the effects that each of these variables would have on the amount shown in the table above for aggregate dividends to Fig Game Shares – PSY2 holders:

	If the amount Fig provides to Double Fine for Psychonauts 2 is:
	$1,800,000		$600,000	$3,000,000
Until $13,333,333 in Adjusted Gross Receipts:
Aggregate dividends to Fig Game Shares – PSY2 holders*	$1.70	**	$0.57	$2.83
After $13,333,333 in Adjusted Gross Receipts:
Aggregate dividends to Fig Game Shares – PSY2 holders*	$0.68		$0.23	$1.13

* To be divided evenly among all such shares outstanding, up to 6,000 if all shares in this offering are sold.
** Used as the example in the prior table.

In addition to the foregoing, Fig's Board of Directors may in its discretion from time to time pay more than 30% of Fig's revenue share from Psychonauts 2 to Fig Game Shares – PSY2 holders, if in its view business conditions permit it. Amounts will only become available for such revenue sharing and payment of dividends if and when Psychonauts 2 generates sales receipts. In all events, Fig's Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig's financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. Aggregate dividend amounts will be distributed equally among all holders of Fig Game Shares – PSY2, in proportion to the number of shares held, without regard to whether the shares were bought in this offering or otherwise. Fig has previously received orders for Fig Game Shares – PSY2 in a separate offering to accredited investors only; however, Fig will not sell more than a total of 6,000 Fig Game Shares – PSY2 across all its offerings of Fig Game Shares – PSY2.

Dividends on Fig Game Shares – PSY2 will be declared every six months, as of every May 15 and November 15, and paid thereafter, in all events after such time (if ever) as Psychonauts 2 is successfully developed and published and Fig begins to receive Psychonauts 2 sales receipts.

See “Our Dividend Policy”.

Where to Buy

Fig Game Shares – PSY2 will be available for purchase exclusively on Fig.co. These Fig Game Shares will be issued in book-entry electronic form only. FundAmerica Stock Transfer, LLC is the transfer agent and registrant for Fig Game Shares – PSY2.

Our Company does not intend to use commissioned sales agents or underwriters. The securities being offered hereby will be offered only by us and by persons associated with us in reliance upon the exemption from registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934.See “Plan of Distribution”.

Limitations on Your Investment Amount

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A, which states:

"In a Tier 2 offering of securities that are not listed on a registered national securities exchange upon qualification, unless the purchaser is either an accredited investor (as defined in Rule 501 (§230.501)) or the aggregate purchase price to be paid by the purchaser for the securities (including the actual or maximum estimated conversion, exercise, or exchange price for any underlying securities that have been qualified) is no more than ten percent (10%) of the greater of such purchaser's:

(1) Annual income or net worth if a natural person (with annual income and net worth for such natural person purchasers determined as provided in Rule 501 (§230.501)); or

(2) Revenue or net assets for such purchaser's most recently completed fiscal year end if a non-natural person”.

For general information on investing, we encourage you to refer to www.investor.gov.

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No Trading Market; Transfer Restrictions	There is no trading market for Fig Game Shares – PSY2 and we do not expect one to develop, in part because we have imposed certain transfer restrictions on these shares. As a result, investors should be prepared to retain their Fig Game Shares – PSY2 for as long as these shares remain outstanding, and should not expect to benefit from any share price appreciation. The principal economic benefit of holding Fig Game Shares – PSY2 is expected to be the opportunity to receive dividends based on sales of Psychonauts 2, as described herein. See “The Current Game, Developer and Shares”.

No Voting Rights	Holders of Fig Game Shares – PSY2 are not entitled to vote on any matters, including, but not limited to, any matters relating to the development of Psychonauts 2. See “Description of Company Securities”.

Characterization of Fig Game Shares as “Preferred”	We characterize our Fig Game Shares as “preferred” stock because, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of each separate series of Fig Game Shares shall have a preference over holders of other securities of the Company in the receipt of (1) all dividends and other distributions declared or accrued on such series of Fig Game Shares by the Company’s Board of Directors but not yet paid, plus (y) an amount equal to the value of the total assets of the corresponding Game Shares Asset (as defined in “Description of Company Securities – Preferred Stock – Liquidation, Dissolution, etc.”) less the total liabilities of such Game Shares Asset, in each case ratably in proportion to the number of shares of such series of Fig Game Shares held by them. However, in such event such holders shall not be entitled to any additional amounts. As a result, in the event of a Company liquidation or similar occurrence, the holders of a particular series of Fig Game Shares will have preferred rights over specific declared or accrued dividend amounts and related assets and liabilities, but no rights in respect of other assets of the Company, and no rights in respect of Company assets generally, and in some circumstances, holders of Fig’s common stock (including our Parent) could receive more assets than holders of preferred stock. See “Description of Company Securities – Preferred Stock – Liquidation, Dissolution, etc.”

Certain U.S. Federal Income Tax Considerations	Fig Game Shares – PSY2 should be treated as stock of our Company for U.S. federal income tax purposes. There are, however, no court decisions or other authorities directly bearing on the tax effects of the issuance and classification of stock with the features of Fig Game Shares – PSY2, so the matter is not free from doubt. In addition, the Internal Revenue Service has announced that it will not issue advance rulings on the classification of an instrument with characteristics similar to those of the Fig Game Shares – PSY2. Accordingly, no assurance can be given that the views expressed in this paragraph, if contested, would be sustained by a court. In addition, it is possible that the Internal Revenue Service could successfully assert that the issuance of Fig Game Shares – PSY2 could be taxable to us. Please see “Certain U.S. Federal Income Tax Considerations”. Before deciding whether to invest in Fig Game Shares – PSY2, you should consult your tax advisor regarding possible tax consequences.

Risk Factors	These are speculative securities. Investing in them involves significant risks. You should invest in them only if you can afford a complete loss of your investment. See “Risk Factors”.

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RISK FACTORS

The investment described herein is highly speculative and involves a high degree of risk of loss of all or a material portion of an investor’s entire investment. Prospective investors should give careful consideration to the following actual and potential risk factors in evaluating the merits and suitability of an investment in our Company. The risks set forth below are not the only risks involved in an investment in our Company. You should carefully consider the following risk factors as well as other information contained in this offering circular and the exhibits to the offering statement in which this offering circular has been filed with the Securities and Exchange Commission (the “SEC”), before deciding to make an investment in our Company.

The sections “Risks Related to Our Business” and “Risks Related to Fig Game Shares” contain risks that apply generally to all series of Fig Game Shares we issue, now and in the future. For a description of the particular risks that additionally apply to the Fig Game Shares being offered in this offering, please see “Risks Related to The Current Game, Developer and Shares,” below.

References to our Board of Directors (our “Board”) in this “Risk Factors” section refer to only one person, Justin Bailey, who is the sole director of our Company. See “Directors, Executive Officers and Other Significant Individuals”.

Risks Related to Our Business

We have little operating history, which may make it difficult for you to evaluate the potential success of our business and to assess our future viability.

We were incorporated in Delaware on October 8, 2015 as a wholly owned subsidiary of our Parent. We have only recently begun operations and have to date relied substantially on our Parent for support in the conduct of our business. We have not yet earned a significant amount of revenues and we have little operating history, which may make it difficult for potential investors to evaluate our business and assess our future viability and prospects. Investment in our Company is highly speculative because it entails significant risk that we may never become commercially viable. We have not yet demonstrated the ability to successfully market or distribute a game. We will need to transition from a company focused on identifying developers, negotiating license agreements and raising funds, including through the sale of Fig Game Shares, to a company that is also capable of publishing and earning revenues from games. We may not be successful in such a transition. As a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors.

Our independent registered public accounting firm has expressed in its report on our audited financial statements a substantial doubt about our ability to continue as a going concern.

We have not yet generated sufficient revenues from our operations to fund our activities and are therefore dependent upon external sources for financing our operations. To date, we have depended substantially on our Parent to fund our operations and there is a risk that we and our Parent may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As a result, our independent registered public accounting firm has expressed in its auditors’ report on the financial statements included as part of this offering circular a substantial doubt regarding our ability to continue as a going concern. Our financial statements do not include any adjustments that might result were we unable to continue as a going concern. If we cannot continue as a going concern, our Fig Game Share holders may lose their entire investments.

We may encounter limitations on the effectiveness of our internal controls and a failure of our internal controls to prevent error or fraud may harm our business and holders of Fig Game Shares.

Because we operate with minimal employees of our own and depend on our Parent for the conduct of a significant portion of our administrative operations, we may encounter limitations on the effectiveness of our internal controls over financial reporting, public disclosures and other matters. For example, as a result of our staffing, our processing of financial information may suffer from a lack of segregation of duties, such that journal entries and account reconciliations are not reviewed by someone other than the preparer. If we encounter limitations on the effectiveness of our internal controls and are unable to remediate them, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in an accurate, complete and timely manner. This could harm our business and holders of Fig Game Shares.

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As an issuer of securities under Regulation A, we do not expect to be required to assess the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. In addition, our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting and will not as a result of this offering be required to assess the effectiveness of our internal control over financial reporting. As a result of the foregoing, for the foreseeable future, there will not be any attestation from us or our independent registered public accounting firm concerning our internal control over financial reporting.

A significant portion of our operations have been and will continue to be conducted with the assistance of, including the financial assistance of, our Parent, which is also in the early stages of its business. Our Parent has no obligation to continue to support our operations.

Our Parent was formed in October 2014 and began operations in April 2015. Our Parent is currently in the early stages of its business and has a limited operating history. We are dependent on the continued support of our Parent. A significant portion of our operations has been and will continue to be conducted with the assistance of, including the financial assistance of, our Parent. Therefore, risks regarding our operations and financial condition are also subject to the risk that our Parent may reduce its operational or financial support.

The games to which we have co-publishing rights will not generate sales until they have been developed and are available for sale, which, in the case of any game, may take at least a year and maybe multiple years, following our offer of the Fig Game Shares pursuant to which dividends are expected to be paid if such game provides us with sales receipts. See “The Current Game, Developer and Shares” for the delivery date of the game described in this offering circular. If our Company fails to generate sufficient cash receipts from sales of games or is unable to receive such cash receipts quickly enough and on a continuing basis, our Parent may be unwilling or unable to continue assisting us operationally or financially. In any such case, we may be forced to significantly delay, scale back or discontinue our operations.

In order to support our general operations and working capital needs for the next 12 months, we may need to raise additional capital. Such financing may be expensive and time-consuming to obtain, and there may not be sufficient investor or commercial interest to enable us to obtain such funds on attractive terms or at all.

At the current stage of our business, we cannot rely on existing Fig Service Fee arrangements, and we likely cannot rely on existing revenue sharing arrangements, to finance our operations. In order to support our projected operating expenses for the next 12 months, we may need to raise additional capital, from our Parent, which has been an ongoing source of support for our business, or from other sources, or from both. Such financing may be expensive and time-consuming to obtain, and there may not be sufficient investor or commercial interest to enable us, or our Parent, to obtain such funds on attractive terms or at all. There can be no assurance that financial support from our Parent or from other sources will be available in the amounts and at the times needed for us to continue to operate and grow our revenue-generating operations and improve our financial position.

In the event we breach the terms of a license agreement, we would have limited recourse and holders of Fig Game Shares could be adversely affected.

In the event we were to breach the terms of a license agreement, a developer would have the right to terminate such license agreement. If a license agreement is terminated, we will no longer have rights to publish the game associated with such agreement and to receive sales receipts from sales of such game. In the event that a developer terminates a license agreement due to our material breach, there would not be any mechanism pursuant to which such developer would be obligated to return any funds to us. It is part of our business strategy to attract talented developers by offering them license terms that are less restrictive than terms available from more traditional publishers. However, these less restrictive terms – such as not requiring developers to give us rights to their intellectual property – mean that, in the event of a breach of or dispute regarding a license agreement, we will have fewer means available than a traditional publisher might have for enforcing our rights under the license agreement or compelling the developer to continue with development, return funds or take other actions beneficial to us.

In the event one or more developers breach the terms of a license agreement, we would have limited recourse and such developers may not develop the game as expected, on time or at all.

Each license agreement will be between a developer and us and holders of Fig Game Shares will have no rights under any license agreement, whether as third-party beneficiaries or otherwise. In the event that we terminate any license agreement due to a material breach by a developer – for example, if it fails to deliver a game on time or at all – we will likely not make any dividend payments to holders of the relevant Fig Game Shares.

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We intend to enforce all contractual obligations to the extent we deem necessary and in the best interests of our Company and shareholders, including but not limited to holders of Fig Game Shares. However, there can be no assurance that a developer can or will honor the terms of its license agreement or develop its game to be successful. Even if, after a delay, a developer or a substituted party were able to resume performance under the associated license agreement and we decide to make or resume making dividend payments to the holders of associated Fig Game Shares, the delay might effectively reduce the value of any recovery that holders of such Fig Game Shares might receive.

Furthermore, in the event that a developer defaults or breaches the terms of a license agreement and we elect to terminate the license agreement, we would no longer have rights to publish the game or receive sales receipts. Holders of the associated Fig Game Shares may lose their entire investment and their opportunity to receive dividends in the event a developer defaults or breaches the terms of a license agreement.

We may not have the right to distribute a game on all platforms on which it may be played. In addition, developers may not be required to deliver their respective games for all of the licensed platforms.

Each license agreement grants us the right to publish and distribute a game on certain platforms, which may not include all potential platforms on which such game may be played. Furthermore, a license agreement may limit the exclusivity of the distribution rights with respect to the licensed platforms to, for example, a geographic region. A game may be successful on platforms that are not the licensed platforms, in which case we would not receive game sales receipts. The holders of the Fig Game Shares will not benefit from any dividends from an associated game that succeeds on platforms that are not the licensed platforms.

We have incurred losses since our inception and we expect to continue to incur losses for the foreseeable future. We expect our operations to continue to consume substantial amounts of cash.

Our financial statements have been prepared on a “carve-out” basis for stand-alone reporting purposes. On this carve-out basis, for the period from October 27, 2014 (inception) to September 30, 2015, we reported a net loss of approximately $389,000. We expect to continue to incur losses for the foreseeable future and we expect that these losses may increase, as we continue identifying and negotiating with developers and entering into new license agreements and thereby incurring more costs, even though the initial games we have licensed may still be in development and therefore not yet generating sales. If a lack of available capital means that we are unable to expand our operations or otherwise take advantage of business opportunities, our business, financial condition and results of operations could be adversely affected.

We expect that, in order to maintain and grow our operations, we will need to publish multiple games. There can be no assurance that we will be able to publish enough games to sustain our business model.

The selection of commercially successful games from among undeveloped or incompletely developed games is a difficult undertaking, subject to numerous risks, including the risks of failing to correctly anticipate market preferences, failing to publish a game at a time when it can attract market attention and sales, failing to develop a game to a sufficiently sophisticated level so that it can win a lucrative audience, overdeveloping a game so that its initial costs cannot be recouped and other, similar risks. We intend to hedge these risks in part by developing multiple games and so giving our Company multiple chances of publishing successful games. Expanding the number of games we publish should also allow us to achieve certain economies of scale in regard to marketing, distribution and other functions. However, if we fail to publish enough games, we may fail to publish a sufficient number of successful games to support our business model and we may fail to achieve economies of scale. There can be no assurance that we will be able to publish a sufficient number of successful games to achieve revenues that exceed our costs and margins that justify our continued operations.

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Our license agreements omit many of the restrictive provisions contained in traditional publisher and distributor agreements with game developers. The omission of these provisions reduces the means available to us to enforce the performance of a developer under the license agreement and may increase the risk that a developer may not develop a game on time and as planned.

In many traditional video game publishing deals, the publisher takes an ownership interest in the developer’s intellectual property rights in the game being developed. Our license agreements are not secured by any such ownership interests or guaranteed or insured by any third party. Therefore, we will be more limited than a traditional publisher in our ability to pursue remedies against the developer if a game is not developed on time or as planned.

Many traditional video game publishing deals involve “advances against royalties”, pursuant to which the funding provided by the publisher to the developer to develop the game is treated as pre-paid royalties and the developer must effectively “pay back” such funding through reductions in later, post-development royalties. We do not treat the Fig Funds, paid to developers to assist in the development of their games, as advances against royalties. Fig Funds will be non-recoupable (except in certain circumstances if the license agreement is terminated). As a result, Fig will not see a greater share of the initial sales receipts of the game than a traditional publishing arrangement that allows for the recoupment of advances.

In many traditional video game publishing deals, the publisher provides funding to the developer subject to strict milestone provisions. Our license agreements contain milestone provisions. However, we cannot assure you that our milestone provisions will be as strict as those imposed by traditional video game publishers. If they are not, then a developer receiving Fig Funds payments may feel less incentive to develop its game at a pace and to the standards (and in particular, to the intermediate standards imposed prior to the completion of development) that a traditional publisher might be able to impose.

Each license agreement is expected to relate to one game title only and not to any derivative works stemming from such game, including prequels, sequels or spin-offs.

The license agreement does not permit us to publish any derivative works of a developer’s game, including any prequels, sequels, spin-offs or other video games based upon or otherwise featuring any of the settings, characters or “universe” of the game created by a developer. Neither we nor the holders of Fig Game Shares will benefit from sales of any of the foregoing and these sales may reduce sales of the game we are publishing on the licensed platforms.

We may experience significant fluctuations in game sales receipts due to a variety of factors.

Sales of games we publish may experience significant fluctuations due to a variety of factors, including the timing of a game’s release, a game’s popularity, seasonality of demand, competitive new game launches and other factors. In addition, the retail price of a game is subject to discounting by the publisher and by distributors (typically, but not always, with the acquiescence of the publisher). A game that sells well may maintain its retail price for a year or more, although games that sell less well are typically discounted faster, in order to spur sales volumes. Our expectations of game sales are based on certain assumptions and projections and our operating results will be adversely affected by a failure of the games we publish to meet sales expectations. There can be no assurance that we can maintain consistent sales receipts for any game and any significant fluctuations in sales of a particular game may adversely affect our ability to make dividend payments to the holders of the associated Fig Game Shares.

A game may have a short life cycle or otherwise fail to generate significant sales receipts.

The video game industry is characterized by short product lifecycles and the frequent introduction of new games. Many video games do not achieve sustained market acceptance or do not generate a sufficient level of sales to offset the costs associated with product development and distribution. A significant percentage of the sales of new games generally occurs within the first three months following the release of a game. Any competitive, financial, technological or other factor which impairs our ability to introduce and sell games at commercial launch could adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

Our ability to increase the sales of any game may be limited and unsuccessful publishing of any game may reduce or eliminate the dividends that might otherwise have been paid to holders of Fig Game Shares based on the sales receipts from such game.

There can be no assurance that we will publish any game in a manner that creates value for the associated Fig Game Shares. A game may be marketed through a diverse spectrum of advertising and promotional programs and strategies. Our ability and the ability of any other co-publishers and distributors on the licensed platforms to publish and distribute a game is dependent in part upon the success of these programs and strategies. If the marketing for a game fails to resonate with consumers or advertising rates or other media placement costs increase, game sales may fail to grow or may decline, which could ultimately negatively affect our business and our ability to pay dividends to holders of Fig Game Shares.

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If a developer delivers its game for some but not all licensed platforms, this may result in reduced game sales.

In order for us to successfully distribute a game and earn cash from game sales, a developer may need to develop versions of its game which are not yet optimized for some or all of the licensed platforms or updated versions of the licensed platforms. Owners of such licensed platforms may establish restrictive conditions for a developer and its game and as a result the game may not work well or at all, with such licensed platforms. As new platforms are released or updated, a developer may encounter problems in developing versions of its game for use with such platforms and may need to devote resources to the creation, support and maintenance of the game with such platforms. If a developer is unable to successfully expand the types of platforms on which its game may be made available or if the versions of a game created for such platforms do not function well, are not attractive to consumers and game players or do not work as well on newer versions of the platforms, our business could suffer and our ability to pay dividends to holders of Fig Game Shares could be reduced.

The process of developing and publishing new video games is lengthy, expensive and uncertain.

Typically, considerable time, effort and resources are required to complete the development of a new video game. A developer may experience delays in developing a game. Delays, expenses, technical problems or difficulties could force the abandonment of, or compel material changes to the design and build of, the game. In addition, the costs associated with developing a game for new platforms could increase development expenses. Additionally, if a developer does not provide a game on a timely basis, we may be unable to publish such game within our expected cost parameters or at all. We include agreed game delivery dates in the license agreements we enter into with game developers. However, game developers may not always be able to achieve those delivery dates, and if they fail to do so, we may have little practical recourse for maximizing the value of our rights but giving the developer more time to deliver the game. Moreover, the costs of publishing may be higher than anticipated. Any financial, technological or other factor which delays or impairs our ability to introduce and sell a game in a timely and cost-effective manner could adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

Many, and possibly most, independent video game developers may from time to time experience business difficulties as well as successes.

Difficulties can arise game developers in the development of their games for a number of reasons, For example, difficulties can arise from the fact that game development is often a lengthy process, which must be financed by funding sources other than sales of the unfinished game. In addition, game development can be a complex process, subject to creative and technical challenges. In such a context, unforeseen delays can often arise, putting stress on timetables, budgets and funding resources. By working with game developers, Fig exposes its own business to the risks of such developers experiencing such difficulties.

There can be no assurance that that any particular game that we agree to publish will succeed in the market.

The selection of commercially successful games from among undeveloped or incompletely developed games is a difficult undertaking, subject to numerous risks, including the risks of failing to correctly anticipate market preferences, failing to publish a game at a time when it can attract market attention and sales, failing to develop a game to a sufficiently sophisticated level so that it can win a lucrative audience, overdeveloping a game so that its initial costs cannot be recouped and other, similar risks. There can be no assurance that any particular game that we agree to publish will succeed in the market. To the extent we are unable to pick a sufficient number of commercially successful games, our business would suffer and we may be unable to pay dividends to holders of Fig Game Shares.

We may allocate time and resources across any of the games we publish, in our discretion.

Holders of a particular series of Fig Game Shares will receive dividends from us pursuant to our dividend policy, to the extent that the particular game associated with that series of Fig Game Shares is commercially successful and we receive sales receipts from that game. The success of games not associated with that series of Fig Game Shares would not, under our dividend policy, support the payment of dividends to that series of Fig Game Shares. Therefore, the holders of a particular series of Fig Game Shares may have an interest in our Company devoting as much of its marketing and other publishing resources as possible to the game associated with their series of Fig Game Shares, rather than to other games, in order to maximize that game’s sales. However, we intend to distribute our marketing and other publishing efforts across our games in a manner that serves the interests of our Company and its shareholders as a whole. As a result, we may allocate resources among different games in a way that holders of particular series of Fig Game Shares may not want and your desired allocation of resources as a holder of a particular series of Fig Game Shares may conflict with the allocations we choose to make.

Any loss or deterioration of our relationships with developers may adversely affect our business.

We will work closely with each developer in distributing and marketing games. We believe that strong partnerships with developers are crucial for the successful publishing of their games and for building and expanding our publishing business. However, we may not be able to maintain good and mutually beneficial relationships with all our developers. Any loss or deterioration of a relationship with a developer could adversely affect the development of the associated game, our efforts to successful publish the game and, ultimately, the availability of dividends for the holders of the Fig Game Shares associated with that game.

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A developer may have a limited operating history, which could make it difficult for us to evaluate the developer’s future prospects and for the developer to deliver a developed game on time and as planned.

It may be especially difficult for us to select a commercially successful game before it is developed, if the developer is a business with little operating history. Unanticipated problems, expenses and delays may frequently be encountered when establishing a new business and a new developer may face not only the challenges of developing a new game but also the simultaneous challenges of establishing and growing its business. As a result, a game being developed by a new developer may present additional risks compared to a game being developed by an established developer. If a developer fails to develop a game on time and as planned, it could harm our business and undercut the availability of dividends for the holders of the Fig Game Shares associated with that game.

The evaluation procedures we conduct when selecting a potential developer and its game may not reveal all relevant risks or other information regarding such developer or game and may result in an inaccurate assessment of the commercial prospects of a game.

Prior to entering into a license agreement with a developer, we conduct due diligence on the developer and, among other things, seek to estimate projected game income. However, our evaluation process and due diligence may not uncover all relevant facts necessary to accurately project the sales of a particular game or otherwise judge the commercial prospects of a particular game accurately. In any such case, we may make an inaccurate assessment of the commercial prospects of a game, which could adversely affect our performance as a publisher and undercut the availability of dividends for the holders of the Fig Game Shares associated with that game.

A developer, our Company or both may fail to anticipate changing consumer preferences.

Our business is subject to all of the risks generally associated with the video game industry, which has been cyclical in nature and characterized by periods of significant growth and rapid declines. Our future operating results and ability to pay dividends to holders of Fig Game Shares will depend on numerous factors beyond our control, including:

●	Critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted;

●	The ability of distributors on licensed platforms to generate cash receipts from sales of games;

●	The ability of any co-publishers to successfully publish games on their licensed platforms;

●	Each developer’s ability to maintain technological solutions and employee expertise sufficient to respond to changes in demand in regard to their games and licensed platforms;

●	International, national and regional economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

●	Changes in consumer demographics; and

●	The availability of other forms of entertainment competing for the time of game consumers.

In order to plan for promotional activities, each developer, our Company, any other co-publishers and the licensed platforms must each anticipate and respond to rapid changes in consumer tastes and preferences. A decline in the popularity of a technological type of video game or a video game genre or the video game industry as a whole could cause sales of a game to decline dramatically. The period of time necessary to develop a game or finalize agreements with licensed platforms is difficult to predict. During this period, the projected consumer appeal of a particular game could decrease, potentially adversely affecting our business and the availability of dividends for the holders of the Fig Game Shares associated with that game.

If a developer experiences a change of control during the development of a game, the impact on our business would be uncertain.

If a developer is acquired or experiences a change of control, directly or indirectly, during its development of a game, this may cause an interruption in the development of the game. Our baseline license agreement with developers cannot be assigned by the developer to another person without our consent, which would provide us with the ability to withhold consent in a situation in which the developer wishes to assign the license agreement and we are not satisfied with the prospects for license agreement performance if it were so assigned. In change of control scenarios not involving the assignment of the license agreement, we would likely have less influence, and possibly none, on the extent to which the change of control would affect performance under the license agreement. For example, we could not guarantee that the new management or controlling parties of the developer would adequately perform under the license agreement, and we might not have sufficient resources to pursue successful remedies against the developer. If a change of control led to a termination of the license agreement, we would under certain circumstances have the right to be paid back in respect of Fig Funds. However, we might not have sufficient resources to pursue successful remedies against the developer. Change of control at a developer may adversely affect our ability and rights to publish a game, which could negatively affect our business and our ability to pay dividends on the Fig Game Shares associated with that game.

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A developer may seek additional funding to develop its game in addition to the Fig Funds payments that we provide.

A developer may seek funding to develop a game from various sources and not all of those sources may be certain at the time we enter into a license agreement with a developer and begin providing Fig Funds in support of the development of the game. Even if the sources have been established, funding from these sources may be subject to milestone payments and other restrictive provisions and these payments may not materialize in a timely manner or at all. We endeavor to work with developers who are able to source an entire development budget (including the Fig Funds and amounts raised from the rewards portion of the crowdfunding campaign on Fig.co). However, there can be no assurance that developers will be ready, willing and able to produce the funds, in addition to the Fig Funds and amounts raised from the rewards portion of the crowdfunding campaign on Fig. co, that are necessary to complete the development of a game, as and when they are needed. Shortfalls in funding packages for the development of a particular game could adversely affect our business and the availability of dividends for the holders of the Fig Game Shares associated with that game.

Our business strategy depends on our maintaining productive relationships with many distributors. Certain distributors may control a disproportionate share of the market for the delivery of video games, which may result in distribution arrangements with unfavorable terms.

We cannot predict whether and under what terms and conditions distributors on licensed platforms will agree to distribute a game, and we and any other co-publishers may not be able to attract a sufficient number of distributors to sell such game. For example, distributors may not view an agreement to sell a game as an attractive value proposition due to any number of factors, such as the assumptions and estimates used to determine the estimated future sales receipts of such game. As a result, we or any other co-publishers may be forced to revise the terms of distribution agreements. There are many third-party distributors that make video games available for sale, but certain of these distributors control a disproportionate share of the market for the distribution of video game products, which could lead to unfavorable terms with such distributors. If we or any other co-publishers fail to attract distributors on the licensed platforms or such distributors demand terms that substantially reduce the potential cash receipts from a game, our business and the availability of dividends for the holders of the Fig Game Shares associated with that game could be adversely affected.

Furthermore, under a license agreement, a developer must consent to each agreement between us and a distributor, which consent may not be unreasonably withheld. If we are unable to secure developer consent to particular distributor agreements, we may achieve lower receipts from sales of the game.

There is intense competition among video game publishers for promotional support from distributors. Promotional support could include, for example, highlighting a developer’s game on a distributor’s storefront landing page. To the extent that the numbers of games and game platforms increase, competition may intensify and may require us to increase our marketing expenditures. Distributors typically devote the most and highest quality promotional support to those products expected to be best sellers or editorially featured. We cannot be certain that a developer’s game or our publishing efforts will achieve or maintain “best seller” status or be editorially featured. Due to increased competition for promotional support from distributors, distributors are in an increasingly better position to negotiate favorable terms of sale, including significant price discounts. Each game will constitute a small percentage of most distributors’ sales volume. We cannot be certain that distributors will provide the games we publish with adequate levels of promotional support on acceptable terms.

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Distributors may refuse, fail or become unable to make payments to us pursuant to our distribution agreements.

Our future success depends in part on our receiving payments from the sales of a game by distributors on the licensed platforms. A distributor may dispute or may be unwilling or unable to make payments to which we are entitled. In such event, although we may have audit rights with some distributors, we may become involved in a dispute with a distributor regarding the payment of such amounts, including possible litigation. Disputes of this nature could harm the relationship between us and the distributor and could be costly and time-consuming for us to pursue. Payment defaults by or the insolvency or business failure of, distributors could negatively affect our business and the availability of dividends for the holders of the Fig Game Shares associated with that game.

Co-publishers may refuse, fail or become unable to make payments to us pursuant to any of our co-publishing agreements.

We may not always have exclusive publishing rights to games that we publish on licensed platforms. However, we expect that our license agreements will generally provide that in the event a developer secures a co-publisher or co-publishers to publish a game, the developer and the co-publisher or co-publishers will direct receipts from the game on the licensed platforms to us. If the developer or the co-publisher or co-publishers were to default on this requirement, we could become involved in a dispute with them, including possible litigation. Disputes of this nature could harm the relationships between us and the developer or others and could be costly and time-consuming for us to pursue. In some cases, we may be required to agree that third party co-publishers pay us net of their share of the sales receipts; in those cases, we would be subject to the risk of under-payment or non-payment by the co-publisher.

We are dependent upon the key executives and personnel of our Company and our Parent.

Our success is dependent on the efforts of certain key personnel, including our CEO and sole director, Justin Bailey and our Vice President, Business Development and Strategy, Jonathan Chan. Our success is also dependent on the efforts of certain other personnel of our Parent. The loss of the services of one or more key employees from our Company or our Parent could adversely affect our business and prospects. Our success is also dependent upon our ability and the ability of our Company and Parent to hire and retain additional qualified operating, marketing, technical and financial personnel. Competition for qualified personnel in the video game industry is intense and our Company and our Parent may each have difficulty hiring or retaining necessary personnel. If our Company or our Parent fails to hire and retain the respective personnel necessary, our business could be negatively affected and the availability of dividends for the holders of the Fig Game Shares associated with that game could be reduced.

There may be actual, potential or perceived conflicts of interest among our Company, our Parent, developers and their respective directors, officers, employees, members and managers and these conflicts may not be resolved in your favor.

Justin Bailey, our Chief Executive Officer and sole director, receives a salary, benefits and equity compensation from our Parent. Mr. Bailey is the CEO and a director of our Parent. Our Parent holds all the outstanding shares of our common stock and thus has sole control of our Company. Our Parent provides our Company with management and administrative services, including the services of Justin Bailey and is compensated for the provision of such services. Jonathan Chan, our Vice President, Business Development and Strategy, also receives a salary, benefits and equity compensation from our Parent. See “Interests of Management and Others in Certain Transactions”. These relationships may represent actual, potential or perceived conflicts of interest among our Company and our Parent, for example in circumstances where our officers and director are faced with decisions that could have different implications for our Company and our Parent. Any such conflicts may not be resolved in your favor.

There may be actual, potential or perceived conflicts of interest among our Company, our Parent, developers and the Advisory Board members of our Parent and these conflicts may not be resolved in your favor.

Our Parent has entered into various agreements with video game developers, which we refer to as “Studio Partner Agreements”. Pursuant to each of these Studio Partner Agreements, as amended, each developer received warrants to purchase common stock of our Parent, which warrants vest and become exercisable upon the applicable developer launching a rewards crowdfunding campaign on Fig.co and engaging our Company to publish or one of its games. These Studio Partner Agreements may give rise to actual or perceived conflicts of interest. For example, the recipients of our Parent’s equity securities under the Studio Partner Agreements may launch a rewards crowdfunding campaign on Fig.co with the intention of having its warrants vest or increasing the value of such securities, rather than conducting successful campaigns that benefit the Company and the holders of Fig Game Shares.

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Our Parent has also entered into agreements with the members of its Advisory Board, which we refer to as “Advisory Board Agreements”. Pursuant to each of these Advisory Board Agreements, as amended, the advisors have received options to purchase common stock of our Parent, which options vest and become exercisable upon the recipient joining the Advisory Board of our Parent. These Advisory Board Agreements may give rise to actual or perceived conflicts of interest. For example, the members of our Parent’s Advisory Board may weigh the interests of their own game development companies more heavily than the interests of our Company, holders of Fig Game Shares or our other game development partners when advising our Parent on our business, including our relations with developers (including their own companies), distributors and other third parties.

Dependence on third-party network suppliers may adversely affect our business.

Our success may depend in part upon the capacity, reliability and performance of third party network infrastructures. Distributors on licensed platforms depend on third parties to provide uninterrupted and error-free service through their telecommunications networks in order to distribute a game or for customers to play a game. This service is subject to physical, technological, security and other risks. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures, defects and breaches of physical and cyber security by computer viruses, system break-ins and others. In any such event, players of games we publish may experience interruptions or delays in their ability to purchase or play such games. Any failure on the part of distributors or their third-party suppliers to ensure that a high data transmission capacity is achieved and maintained could significantly reduce customer demand for any particular game we publish and negatively affect our business and the availability of dividends for the holders of the Fig Game Shares associated with that game.

The video game industry is subject to the increasing regulation of content, consumer privacy and distribution. Non-compliance with laws and regulations could adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

The video game industry is subject to increasing regulation of content, consumer privacy, distribution and online hosting and delivery in the various countries where we intend to publish games. Such regulation could harm our business by limiting the size of the potential market for our publishing activities and by requiring additional efforts on our part to address varying regulations. For example, data protection laws in the United States and Europe impose various restrictions on websites. If our Company, a developer, any co-publishers and distributors on the licensed platforms do not successfully respond to these regulations, game sales may decrease and our business may suffer. Generally, any failure of our Company, any developer, any co-publishers or any distributors on the licensed platforms to comply with laws and regulatory requirements applicable to our business may, among other things, limit our ability to collect game sales receipts and could subject us to damages, lawsuits, administrative enforcement actions and civil and criminal liability.

Competition in the video game industry is intense and, as a result, we may not be able to achieve our publishing goals, which could adversely affect our business.

Competition in the video game industry is intense. Many new games are introduced each year on a variety of platforms, but only a relatively small number of “hit” titles account for a significant portion of total sales. Competitors of ours range from large established companies to emerging start-ups and we expect new competitors to continue to emerge throughout the world. If competing publishers publish games more successfully than us or distribute games more successfully than our distributors, our sales receipts may decline, which may adversely affect our ability to pay dividends to holders of Fig Game Shares.

Relatively few games achieve significant market acceptance in the video game industry. Each game competes with games that may be developed and published by companies that are substantially larger and have better access to funds than our Company. In addition, other companies not currently in the video game industry, including media companies and film studios, may increase their focus on the video game industry and may become significant competitors of ours. Current and future competitors may also gain access to wider distribution networks than we can. Increased competition may also result in price reductions, reduced gross margins and loss of market share for games, any of which could ultimately have a material adverse effect on sales of the games we publish and may reduce our ability to pay dividends to holders of Fig Game Shares.

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Game sales may depend upon the performance and popularity of particular licensed platforms.

Our receipts may be dependent on a small number of licensed platforms that decline in popularity for reasons beyond our control. Additional development costs to play a game on a new licensed platform may be greater than such costs for current licensed platforms if a developer does not have the ability to re-utilize development engines for the new platform. If a licensed platform for which new software is developed or modified does not attain significant market penetration, our business could be harmed. From time to time, shortages of physical consoles that may be used to access a game on a licensed platform may negatively affect the sales of such game. We cannot ensure that a game will receive positive reception in the marketplace upon release, that any licensed platform will maintain its popularity or that a game will be playable on any new licensed platforms.

If a game contains defects, the game’s reputation and our reputation could be harmed and game sales could be adversely affected.

A game is a complex software program and will be difficult to develop, manufacture (in the case of games distributed in physical copy) and distribute. Although a developer and distributors may have quality controls in place to detect defects in the software or physical copies of a game, these quality controls may be subject to human error, overriding and resource constraints and may not be effective in detecting defects in a game before it has been reproduced and released into the marketplace. The occurrence of defects or malfunctions could result in product recalls, product returns and the diversion of our resources, which could adversely affect game sales. Any of these occurrences could also result in the loss of or delay in market acceptance of the game and a loss of sales, which could adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

Sales receipts from a game may be reduced by the proliferation of “cheating” programs and scam offers that may seek to exploit a game and its players, which could affect the game-playing experience and lead players to stop playing the game.

Unrelated third parties may develop “cheating” programs that enable players to exploit vulnerabilities in a game, play them in an automated way or obtain unfair advantages over other players of a game who do play fairly. These programs degrade the experience of players who play the game fairly. In addition, unrelated third parties may attempt to scam players of a game with fake offers of game benefits. If a developer or distributor is unable to devote their resources to discover and disable these programs quickly, a game’s reputation may become damaged and players may stop playing the game. This may result in lost sales receipts from players who may have purchased a game, increased costs relating to developing technological measures to combat such programs and activities, legal claims relating to the diminution in value of the game’s virtual currency and goods and increased customer service costs needed to respond to dissatisfied players. These occurrences could adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

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Games may be subject to piracy by a variety of organizations and individuals and if a developer and the licensed platforms are not successful in combating and preventing piracy, our business could be harmed.

Highly organized pirate operations in the video game industry have been expanding globally. In addition, the proliferation of technology designed to circumvent the protection measures each developer will use in a game, the availability of broadband access to the Internet and the ability to download pirated copies of games from various Internet sites all have contributed to ongoing and expanded piracy. Although a developer and the licensed platforms will take steps to make the unauthorized copying and distribution of a game more difficult, such efforts may not be successful in controlling the piracy of the game. This could have a negative effect on our business and our ability to pay dividends to holders of Fig Game Shares.

If a game was found to contain hidden, objectionable content, sales of a game could drop and our business could suffer.

Throughout the history of the video game industry, many video games have been designed to include certain hidden content and gameplay features that are accessible through the use of in-game cheat codes or other technological means that are intended to enhance the gameplay experience. However, in several cases, the hidden content or features were included but unauthorized. From time to time, such hidden content and features have contained profanity, graphic violence and sexually explicit or otherwise objectionable material. If such content or features are included in any game that we publish, this may adversely affect the game’s reputation, causing our business to suffer.

To the extent a game is distributed as a physical copy, we may be subject to various additional risks.

To the extent a distributor on a licensed platform distributes a game in physical copy, the distributor must work with physical retailers, secure adequate supplies of physical copies of the game and ensure that retailers maintain effective inventory and cost controls. Physical copies of games generally require working with independent manufacturers and if those manufacturers do not provide physical copies of a game on favorable terms without delays, the distributor will be unable to deliver the game on competitive terms to retailers when they require them. Additionally, video game retailers typically have a limited amount of physical shelf space and marketing and promotional resources. We cannot be certain that manufacturers will provide physical copies of a game on favorable terms without delays and that retailers will provide a game with adequate levels of shelf space and promotional support on acceptable terms.

If a developer or its game infringes the intellectual property rights of others, disputes and litigation could negatively affect sales of the game.

Some of the images and other content in a developer’s game may inadvertently infringe the intellectual property rights of others. Although a developer will make efforts to ensure that its game does not violate the intellectual property rights of others, it is possible that third parties may still claim infringement. Infringement claims against a developer or us, whether valid or not, may be time consuming and expensive to defend. Such claims or litigation could require us to stop publishing a game, require a developer to redesign the game or require an additional license to distribute the game, all of which would be costly and may negatively affect our business and our ability to pay dividends to holders of Fig Game Shares.

If a developer is not granted trademark, patent and copyright protection for its game, such developer may have difficulty safeguarding its designs, potentially resulting in competitors adopting them and undercutting game sales.

Our success will depend, in part, on each developer’s ability to obtain and enforce intellectual property rights over its game. No assurance can be given that any intellectual property rights of a developer will not be challenged, invalidated or circumvented or that any rights granted will provide competitive advantages. Any challenge, invalidation or circumvention of the intellectual property rights in a game may adversely affect our right to publish the game pursuant to our license agreement. There is no assurance that we or any developer will have sufficient resources to successfully prosecute our interests in any litigation that may be brought. A developer’s failure to adequately protect its intellectual property could result in competitors using its game designs, which would impair our ability to successfully publish the game. Such an event could adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

Our Parent owns all of our common stock, and therefore has effective control over all Company decision-making.

Our Parent owns, and will be able to exercise voting rights with respect to, all of our outstanding common stock. Our common stock is entitled to one vote per share, while the holders of Fig Game Shares will not have voting rights. As a result, our Parent will continue to hold all of the voting power of our outstanding capital stock following each offering of Fig Game Shares. Such voting power gives our Parent effective control over all Company decision-making. Our Parent is entitled to vote its shares in its own interest, which may not always be in the interests of our shareholders generally or in the interest of a particular series of Fig Game Shares.

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You may not have remedies if the actions of our director or officers adversely affect the value of any particular series of our Fig Game Shares.

Holders of a particular series of Fig Game Shares may not have any remedies if any action by our director or officers has an adverse effect on only that series of Fig Game Shares. Principles of Delaware law established in cases involving differing treatment of multiple classes or series of stock provide that, subject to any applicable provisions of a company’s certificate of incorporation, a Board of Directors generally owes an equal duty to all shareholders and does not have separate or additional duties to any subset of shareholders. Judicial opinions in Delaware involving stock that track interests of a particular asset have established that decisions by directors or officers involving differing treatment of holders of such shares may be judged under the business judgment rule. In some circumstances, our director or officers may be required to make a decision that is viewed as adverse to the holders of a particular series of Fig Game Shares. Under the principles of Delaware law and the business judgment rule referred to above, you may not be successful in challenging such a decision on the grounds that it had a disparate impact upon the holders of one series of Fig Game Shares.

We may dispose of assets of our Company without your approval.

Our amended and restated certificate of incorporation does not provide voting rights to holders of Fig Game Shares. As a result, our Company or all or substantially all of its assets may be sold or otherwise disposed of, without any person having to seek the approval of any holders of Fig Game Shares. The only shareholder approval that would be required for a sale or other disposal of all or substantially all of our assets would be the approval of the holders of our common stock.

The requirements of complying on an ongoing basis with Regulation A of the Securities Act may strain our resources and divert management’s attention.

Because we are conducting an offering pursuant to Regulation A of the Securities Act, we will be subject to certain ongoing reporting requirements. Compliance with these rules and regulations may increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our resources. The requirements of Regulation A may also make it more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, as well as qualified officers. Moreover, as a result of the disclosure of information in this offering circular and in other public filings we make, our business operations, operating results and financial condition will become more visible, including to competitors and other third parties.

If we become subject to regulations governing investment companies, broker-dealers or investment advisers, our ability to conduct business could be adversely affected.

The SEC regulates to a substantial degree the manner in which “investment companies,” “broker-dealers” and “investment advisers” are permitted to conduct their business activities. We believe we have conducted our business in a manner that does not make us an investment company, broker-dealer or investment adviser, and we intend to continue to conduct our business to avoid any such characterizations. If, however, we are deemed to be an investment company, broker-dealer or investment adviser, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

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Risks Related to Fig Game Shares

There are numerous risks with respect to how we intend to structure our business and the proposed structure of our Fig Game Shares. Only investors who can bear the loss of their entire investment should purchase our Fig Game Shares.

Our business model and licensing approach, and the terms of our Fig Game Shares, are novel. As with any new business model, and any new investment opportunity, there are numerous risks, including the risks outlined in this “Risk Factors” section. However, because of the newness of our business model, and our securities, there may possibly be additional risks and uncertainties which we are unable to reasonably foresee at this time. An investment in our Fig Game Shares is highly risky and speculative. Our Fig Game Shares are suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in our Fig Game Shares, you should not purchase them.

Any dividends paid to holders of a particular series of Fig Game Shares will reflect the economic performance of only one game. Therefore, any decrease in the popularity of such game would adversely affect the financial performance of the associated Fig Game Shares.

Because any dividends paid to holders of each series of Fig Game Shares will reflect the economic performance of only one game, any decrease in the popularity of such game would adversely affect the financial performance of the Fig Game Shares associated with that game. The receipts we may receive with respect to a particular game will be driven by the performance and popularity of the game. We cannot guarantee how long each game that we publish will sustain its level of popularity. To prolong the lifespan of a game, the game’s developer may need to improve and update it from time to time, on a timely basis, with new features that appeal to existing game players and attract new game players. Nevertheless, consumers may lose interest in a game over time, or competitors may introduce more popular games that compete with such game, the game may lose its popularity and this may cause our sales receipts for such game to decrease. Poor or mediocre reviews of such game on a distributor’s website or in other media could cause sales of the game to significantly decrease, which may ultimately adversely affect our ability to pay dividends to holders of the associated Fig Game Shares.

Any dividends paid to holders of a particular series of Fig Game Shares will be paid from amounts remaining after the deduction of the Fig Service Fee and the developer’s revenue share. Therefore, the greater the size of either of these deductions, the smaller the amount remaining from which dividends will be paid to holders.

Any dividends paid to holders of a particular series of Fig Game Shares will be paid from amounts remaining after the deduction of the Fig Service Fee and the developer’s revenue share. In the case of a particular game, if the Fig Service Fee and the developer’s revenue share are high, less will remain from any sales receipts received from the game from which dividends to holders of the associated Fig Game Shares can be declared. In the case of a particular game, high levels of the Fig Service Fee or the developer’s revenue share, without a corresponding high level of game sale receipts, may adversely affect our ability to pay dividends to holders of the associated Fig Game Shares.

An investment in our Fig Game Shares is not an investment in any game, game developer or license agreement. Proceeds from this offering may be used to fund the development of other games, as well as other expenditures not related to Psychonauts 2.

An investment in our Fig Game Shares represents an investment in our Company and will be used for our general operations and working capital needs. An investment in any series of our Fig Game Shares represents an opportunity for investors to support the development and publication of all the games our Company has under license and all the Company’s business activities generally, in return for the opportunity to receive dividends from the Company that reflect the Company’s receipts, if any, from sales of a particular game.

The Fig Game Shares do not provide investors with an interest in any game or developer, nor do they represent an interest in any license agreement, distribution agreement or other agreement, obligation or asset associated with any particular game or developer. The developers and distributors with which we contract are entities separate and distinct from us, and the Fig Game Shares do not represent any obligation on the part of or any interest in any such third parties. Holders of Fig Game Shares may look only to us for dividend payments with respect to any Fig Game Shares held by them.

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Our Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations.

We intend to issue multiple series of Fig Game Shares and to pay dividends to the holders of each series of Fig Game Shares separately, in each case based on the economic performance of a game to which that particular series of Fig Game Shares relates. In all events, our Board may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations. In any such case, the unpaid dividend amount will accrue for future payment. However, if our Board decides not to pay a dividend or to reduce its size because Fig is facing difficult financial or operating conditions, there can be no assurance as to whether or when those conditions might improve and whether or when Fig would reinstate dividend payments or pay past-due dividend amounts. In addition, dividends will not be declared or paid if prohibited under applicable law. See “Our Dividend Policy”.

If we fail to provide a sufficiently large Fig Funds amount to support the development of a game, or otherwise fail to provide sufficient support to the publication of the game, the game may not reach its full commercial potential, and our ability to pay dividends to holders of the related Fig Game Shares could be adversely affected.

In order to maximize the amount from which our Board may declare dividends to the holders of a particular series of Fig Game Shares, we must succeed in maximizing the commercial potential of the related game. We may fail to maximize the commercial potential of a particular game for a variety of reasons, including, for example, failing to provide Fig Funds large enough to support the development of the game to a commercially attractive level of sophistication, failing to market the game effectively or failing to provide other publishing services in an effective manner. If we are unable to deploy the Fig Funds and our other services in a way that helps a game reach its full commercial potential, our ability to pay dividends to holders of the related Fig Game Shares, and the size of the amount from which our Board may declare dividends to the holders of the related Fig Game Shares, could be adversely affected. In particular, if we were to raise proceeds from the offering of a particular series of Fig Game Shares, and then pay Fig Funds which amount did not reflect any of the proceeds raised, the holders of those Fig Game Shares would still be eligible to receive dividends pursuant to our dividend policy, but to the extent the Fig Funds were too small to successfully develop the game, the commercial success of the game would suffer and the size of the amount from which our Board may declare dividends would likely be reduced.

We do not plan to subject our allocation of game sales receipts, determination of dividends or allocation of Game Shares Assets to stand-alone audits.

The determination of the amount of dividends (if any) to pay to holders of a particular series of Fig Game Shares will be made by the application of Fig’s formula for allocating sales receipts from the related game and determining the portion of Fig’s revenue share that will be payable as dividends to such holders. The application of this allocation and dividend formula for a particular series of Fig Game Shares will be undertaken on a regular basis by Fig’s accounting staff. In addition, the determination of the particular Fig assets and liabilities attributable to a particular game over which the holders of the related series of Fig Game Shares will have preferential rights in a liquidation of Fig, or in respect of which such holders may receive dividends or be subject to a redemption of their securities in the event of a disposition of that game, will be made by the application of the definition of “Game Shares Asset” set forth in the certificate of designations for that series of Fig Game Shares to Fig’s assets and liabilities.

In no such case does Fig plan to have the calculations resulting from, or the methodologies underlying, its allocation and dividend formula, or its application of the Game Shares Assets definition, subjected to stand-alone audits. As a result, our allocations of revenues and assets to each series of Fig Game Shares will not be audited on a periodic basis. There can be no assurance that there will not be errors or misstatements in those calculations, methodologies and applications, which could reduce Fig’s revenue share from a particular game, the dividends available to holders of the related series of Fig Game Shares or the assets attributed to a specific game, or increase the liabilities attributed to a specific game, or some combination of the foregoing.

If we were to enter bankruptcy or similar proceedings, there could be no assurance that holders of Fig Game Shares would be able to recover their investments.

If we were to enter a bankruptcy or similar proceeding, there could be no assurance that holders of Fig Game Shares would be able to recover their investments. In the event of a Company liquidation or similar occurrence, after the payment or provision for payment of our Company’s debts and other liabilities, the holders of a particular series of Fig Game Shares will have preferred rights over dividend amounts declared or accrued in respect of their Fig Game Shares but not paid, and assets and liabilities related to the associated game, but no rights in respect of other assets of the Company, and no rights in respect of Company assets generally, and in some circumstances, holders of Fig’s common stock (including our Parent) could receive more assets than holders of preferred stock. See “Description of Company Securities – Preferred Stock – Liquidation, Dissolution, etc.” We could be compelled to enter such a bankruptcy or similar proceeding if we became unable to pay our debts as they became due. In any such circumstance, after the payment or provision for payment of the Company’s debts and other liabilities, there might be limited or no assets remaining for distribution to holders of our Fig Game Shares. In any such case, holders of Fig Game Shares would lose some or all of their investments.

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Our Board of Directors or management may make decisions that adversely affect some of our licensed games and not others. Our capital structure could give rise to actual, potential or perceived conflicts of interest in this decision-making.

Our issuance of Fig Game Shares in separate series, each of which will pay dividends (if any) reflecting sales receipts from a different game, could give rise to occasions where the interests of holders of one series of Fig Game Shares may diverge or appear to diverge from the interests of holders of another series of Fig Game Shares. In addition, there may be conflicts of interest between holders of any of our series of Fig Game Shares and the holder or holders of our common stock. Our officers and director owe fiduciary duties to our Company as a whole and all of our shareholders, as opposed to holders of a particular series of Fig Game Shares. Decisions deemed to be in the best interest of our Company and all of our shareholders may not be in the best interest of a particular series of Fig Game Shares when considered independently. Examples include decisions relating to:

●	The timing of a merger or other change of control transaction involving our Parent;

●	Operational and financial matters that could be considered detrimental to one series of Fig Game Shares but beneficial to another series of Fig Game Shares;

●	The creation of any new series of Fig Game Shares; and

●	The payment of any dividends in respect of any series of Fig Game Shares.

Developers of the games we license may have other relationships with Fig, including as shareholders of our Parent, as members of our Advisory Board or otherwise. Such relationships may give rise to real or perceived conflicts of interest between such developers, on the one hand, and holders of our Fig Game Shares, other developers and other persons with whom we deal, on the other hand. We have no established procedures for identifying such conflicts and minimizing the extent to which we might favor any such developer’s interests over the interests of such other parties.

We have various relationships with different members of the game developer community. For example, certain individuals who own and run developers hold shares of our Parent, and serve on our Advisory Board. Our current game licenses include licenses that we have entered into with developers that are run by such individuals, and we expect that game licenses we enter into in the future will also, on occasion, be entered into with such developers. In such circumstances, real or perceived conflicts of interest may arise, between such developers, on the one hand, and holders of our Fig Game Shares, other developers and other persons with whom we deal, on the other hand. For example, we may on occasion decide that our overall business will best be served by focusing our publishing energies more on one particular game than another. However, if the developer of the game being focused on is a member of our Advisory Board, it may appear to holders of Fig Game Shares related to the other game that the developer’s interests have affected our business decision.

We have no established procedures for identifying such real or perceived conflicts and minimizing the extent to which we might favor (as a matter of fact or as a matter of perception) any such developer’s interests over the interests of such other parties. We intend to distribute our marketing and other publishing efforts across our games, and otherwise operate our business, in a manner that serves the interests of our Company and its shareholders as a whole. Nevertheless, real or perceived conflicts of interest between developers with whom we have relationships, on the one hand, and other parties, on the other hand, may arise, we do not have established procedures for identifying such real or perceived conflicts and minimizing their effects, and these conflicts may not be resolved in your favor.

No market or other independent valuation of our Company or any of our capital stock has been used to set the offering price of the Fig Game Shares.

The offering price of the Fig Game Shares has been determined solely by our Company, based on a number of factors, some of which bear no relation to established, formal valuation criteria such as assets, earnings, net worth or book value. We makes no representations, whether express or implied, as to the value of our Fig Game Shares and there can be no assurance that the offering price of our Fig Game Shares represents the fair value of such stock. No independent fair market valuation of our Company or any of our capital stock has been used to set the offering price of the Fig Game Shares.

There is no trading market for Fig Game Shares.

There is no trading market for our Fig Game Shares and we do not expect that any such market will ever develop, in part because our amended and restated certificate of incorporation imposes certain restrictions on the transfer of our Fig Game Shares. As a result, investors should be prepared to retain their Fig Game Shares for so long as they remain outstanding and should not expect to benefit from share price appreciation. Potential investors should consider their investment in our Fig Game Shares as a long-term, illiquid investment of indefinite duration.

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We have the right to void a sale of Fig Game Shares under certain circumstances.

We have the right to void a sale of Fig Game Shares, and cancel the shares or compel the shareholder to return them to us, if we have reason to believe that such shareholder acquired Fig Game Shares as a result of a misrepresentation, including with respect to such shareholder’s representation that it is a “qualified purchaser” or an “accredited investor” as defined pursuant to Regulation A or Regulation D, promulgated under the Securities Act, respectively, or if the shareholder or the sale to the shareholder is otherwise in breach of the requirements set forth in our certificate of incorporation, certificates of designations or bylaws, copies of which are exhibits to the offering statement in which this offering circular has been filed with the SEC.

Following a defined time after the delivery of a particular developed game, we will have the right to cancel the associated series of Fig Game Shares, under certain circumstances.

Following a defined time after the delivery of a particular developed game, we will have the right to cancel the associated series of Fig Game Shares, under certain circumstances. We will maintain a cancellation right in respect of each series of Fig Game Shares, in order to be able to withdraw the series from the market and avoid the costs of continuing to have the series outstanding after the associated game has lost most or all of its earning power. In general, we expect that our right to cancel a series of Fig Game Shares will become effective after the passage of a pre-determined amount of time (typically, a number of years), and after the game has failed to meet a pre-determined earnings floor. For a description of our cancellation right with respect to the Fig Game Shares being offered in this offering, see “The Current Game, Developer and Shares”. Although the purpose of our cancellation rights is to help us avoid incurring unnecessary administrative costs, and thereby benefit our Company and shareholders as a whole, there can be no assurance that we will not cancel a series of Fig Game Shares before the earning potential of the associated game has been completely and irreversibly exhausted, and thereby deny the holders of such Fig Game Shares some additional amount of dividends.

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We may allow the participation of non-U.S. investors in this offering, based in part on their representations to us that their participation will not violate the laws of their home jurisdictions. There can be no assurance that such representations will be accurate and no assurance that we will not suffer harm if such participation violates non-U.S. laws.

We may allow the participation of non-U.S. investors in this offering, based on, among other things, their representations to us that their participation will be in compliance with non-U.S. laws that may govern their actions. Regardless of these representations and any other checks we may undertake, there can be no assurance that such participation will always be in compliance with applicable non-U.S. laws. If there is such non-compliance, there can be no assurance that we will not be harmed as a result, by the withdrawal of the investors, the attempt by foreign jurisdictions to impose penalties or fines on us or otherwise.

If the security of confidential information relating to investors or users of Fig.co is breached or otherwise subjected to unauthorized access, such information could be stolen or misused.

Fig.co will store users’ and investors’ personally identifiable, sensitive data. Fig.co is hosted in data centers that are generally compliant with industry security standards and Fig.co uses security monitoring services; however, any accidental or willful security breach or other unauthorized access could cause secure information to be stolen or misused, including misuse for criminal purposes such as fraud or identity theft. Because techniques used to obtain unauthorized access to systems change frequently, and generally are not recognized until they are launched against a target, the system administrators of Fig.co and Fig.co’s third-party hosting facilities may be unable to anticipate these techniques or implement adequate preventive measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause investors and developers to lose confidence in the effectiveness of Fig.co. Any security breach, whether actual or perceived, could harm Fig.co’s and our reputation and could adversely affect our business.

Risks Related to the Current Game and Developer

There can be no assurance that Double Fine will be able to successfully develop Psychonauts 2.

There can be no assurance that Double Fine will be able to develop Psychonauts 2 on time or at all, or that Psychonauts 2 will function as intended once developed. Unanticipated problems, expenses and delays are often encountered in developing any game. If Double Fine encounters any such problems, expenses or delays while developing Psychonauts 2, it may not be able to successfully address them and stay on budget and on schedule. If Double Fine cannot, our business and our ability to pay dividends to holders of Fig Game Shares – PSY2 could be negatively affected.

As with other independent developers, Double Fine has experienced business difficulties as well as successes. Business difficulties at Double Fine could delay or prevent the development of Psychonauts 2.

As with many, and possibly most, independent video game developers, Double Fine has experienced business difficulties as well as successes. It has been reported in the press that, in 2005, before it published the original Psychonauts, Double Fine was within a week of going out of business. It has also been reported that in the past Double Fine has had to lay off staff in the wake of certain publisher changes. In addition, Double Fine has had one project that was to be published by a third party publisher that was not published. This was a project aimed at mobile phone and smart TV platforms, undertaken during 2014, which the publisher canceled midway through development due to (as reported to Double Fine by the publisher) a change in internal focus at the publisher. If Double Fine experiences difficulties in its business, it may be unable to develop Psychonauts 2 on time or as planned, or may otherwise fail to deliver or help maintain a potentially commercially successful game. This could harm our business and undercut the availability of dividends for the holders of the Fig Game Shares associated with Psychonauts 2.

There are actual, potential and perceived conflicts of interest between our Company, our Parent, Double Fine and their respective directors, officers, employees, members and managers, and these conflicts may not be resolved in your favor.

Tim Schafer, the Chief Executive Officer and founder of Double Fine, serves as a member of our Parent’s Board of Directors and Advisory Board. Each of Mr. Schafer and Double Fine own equity interests in our Parent. These relationships may give rise to actual or perceived conflicts of interest. For example, Mr. Schafer, as CEO and founder of Double Fine, may weigh the interests of Double Fine more heavily than the interests of our Company or holders of Fig Game Shares, including Fig Game Shares – PSY2, when offering advice to our Parent that is relevant to our Company’s business. In addition, Justin Bailey, our sole director and Chief Executive Officer, served as the Chief Operating Officer of Double Fine from July 2012 to March 2015. Mr. Bailey’s history with Double Fine may lead to him making decisions in regard to our Parent or our Company that are less objective than if he had had no position at Double Fine.

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We are charging only a small Fig Service Fee to the developer of Psychonauts 2.

We have agreed under the terms of the Psychonauts 2 License Agreement to charge only a small Fig Service Fee to the developer of Psychonauts 2. We have done so in part because, in our view, it will be of benefit to our Company and its shareholders, including the holders of Fig Game Shares – PSY2, and of particular benefit early in the Company’s operating history, for the Company to (i) publish a game with the strong commercial potential that we foresee for Psychonauts 2, even if the associated Fig Service Fee is small, and (ii) work with a game developer with the track record and reputation of Double Fine to help drive awareness of and credibility and new user registrations for our new business, even if the associated Fig Service Fee is small. Nevertheless, there can be no assurance that our decision to charge a small Fig Service Fee at this time, and in connection with this game and this developer, will ultimately help our business and prospects.

The Psychonauts 2 License Agreement relates to Psychonauts 2 only and does not relate to the original Psychonauts game or any other derivative works stemming from Psychonauts 2, including prequels, sequels or spin-offs.

Investors in this offering are subscribing for Fig Game Shares that will pay dividends, if any, based on sales receipts from the sale of Psychonauts 2. These Fig Game Shares will not pay dividends relating to any derivative works, including the original Psychonauts game or any prequels, sequels, spin-offs, or other video games based upon or otherwise featuring any of the settings, characters or “universe” of Psychonauts 2 created by Double Fine. In addition, Double Fine has announced plans to develop a virtual reality game entitled Psychonauts in the Rhombus of Ruin. Holders of Fig Game Shares – PSY2 will not benefit from sales of this separate game. Although holders of Fig Game Shares – PSY2 will not benefit from sales of any of the forgoing works, such sales may reduce sales of Psychonauts 2 on the platforms licensed to us.

We do not have rights to Psychonauts 2 downloadable content updates or virtual reality platforms.

The Fig Game Shares – PSY2 have no rights to and will not benefit from, downloadable content updates of Psychonauts 2 or sales of Psychonauts 2 on virtual reality platforms. Although holders of Fig Game Shares – PSY2 will not benefit from sales of any of the forgoing works, such sales may reduce sales of Psychonauts 2 on the platforms licensed to us.

Double Fine owns warrants to purchase shares of our Parent pursuant to a Studio Partner Agreement, and its Chief Executive Officer owns options to purchase shares of our Parent pursuant to an Advisory Board Agreement.

Pursuant to a Studio Partner Agreement with Double Fine, Double Fine owns warrants to purchase 276,186 shares of common stock of our Parent, which vest in connection with Fig’s co-publishing of Psychonauts 2. In addition, pursuant to an Advisory Board Agreement with Tim Schafer (the CEO and founder of Double Fine, a member of our Parent’s Board of Directors and Advisory Board and a shareholder of our Parent), Mr. Schafer owns non-qualified stock options to purchase 200,000 shares of common stock of our Parent, which options vested and became exercisable upon Mr. Schafer joining our Parent’s Advisory Board. These relationships may represent actual, potential or perceived conflicts of interest among our Company and our Parent, for example in connection with decisions that could have different implications for our Company and our Parent.

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USE OF PROCEEDS

We expect to raise up to a maximum of $3,000,000 of proceeds from the sale of the Fig Game Shares offered in this offering, assuming the sale of 6,000 of these shares at an offering price of $500.00 per share. Fig will receive all proceeds raised. Offering expenses, which we estimate will be approximately $600,000, will be paid by Fig’s parent, Loose Tooth Industries, Inc., pursuant to the Cost Sharing Agreement, as described herein. See “Plan of Distribution” and “Our Business – Cost Sharing Agreement with Our Parent”.

This offering is being conducted to raise money for our general operations and working capital needs. We expect to spend such funds on:

●	The development of multiple games that we have agreed to publish under various publishing and co-publishing license agreements (presumably, but not necessarily, including the game whose potential sales receipts will underlie any dividends that will be declared on the Fig Game Shares being offered in this offering);

●	Outreach to find new games that we would consider publishing;

●	Marketing and other publishing efforts in support of the multiple games we are publishing; and

●	Other general activities and operations.

As part of the crowdfunding campaign for Psychonauts 2 on Fig.co, conducted in December 2015 and January 2016, reservations were received for $1.87 million of investments in this offering. However, there can be no assurance as to total amount of proceeds we will ultimately raise in this offering. Because the offering is being made on a best efforts basis and without a minimum offering amount, our Company may close the offering at any level of proceeds raised. In addition, because all proceeds will go into our general account and will be used to support our operations and business activities generally, we do not expect to substantially change our priorities for the use of proceeds based on the level of proceeds raised. Given the current, early stage of our business, in which we have entered into licenses to publish video games that are still being developed, we expect to spend most of any proceeds raised to support the development of such games; a lesser amount on identifying new games to publish; and an amount on game marketing and other publishing efforts that will be low at first but will increase as more of our licensed games approach the completion of their development stages. Whether we raise the maximum amount in this offering, or less, we expect to pursue this same use of proceeds at proportional levels of spending.

In order to support our general operations and working capital needs for the next 12 months, we may need to raise additional capital. Such financing may be expensive and time-consuming to obtain, and there may not be sufficient investor or commercial interest to enable us to obtain such funds on attractive terms or at all. See “Risk Factors”.

DILUTION

Our Parent owns 100% of our outstanding shares of common stock and will continue to do so after this offering. The Fig Game Shares offered in this offering are shares of capital stock of Fig with no voting rights. Any Company officer, director, promoter, employee or affiliate, any game developer, or any friends or family of any of the foregoing, may purchase shares in any of our Fig Game Shares offerings, but only at the same price and on the same terms as other investors in that offering. Our Company will not reserve any portion of the Fig Game Shares offered hereby for sale to any Company officer, director, promoter, employee or affiliate, any game developer, any friends or family of any of the foregoing, or any other person.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2016:

●	on an actual basis; and

●	on a pro forma basis, after giving effect to the receipt of a $1,000,000 capital contribution made to us by our Parent in July 2016.

The table has not been adjusted to reflect the receipt of any proceeds from this offering, or any expenses of this offering. As part of the crowdfunding campaign for Psychonauts 2 on Fig.co, conducted in December 2015 and January 2016, reservations were received for $1.87 million of investments in this offering. However, the $1.87 million of reservations received are non-binding, and there can be no assurance as to how much of that reserved amount may or may not convert to firm sales after this offering is qualified with the SEC. In addition, because the offering is being made on a best efforts basis and without a minimum offering amount, we may close the offering at any level of proceeds raised. For these reasons, there is no specific level of proceeds that could be considered sufficiently probable to merit inclusion in the table. Offering expenses will be paid by Fig’s parent, Loose Tooth Industries, Inc., pursuant to the Cost Sharing Agreement, as described herein. See “Use of Proceeds”, “Plan of Distribution” and “Our Business – Cost Sharing Agreement with Our Parent”.”

You should read this table together with our financial statements and the related notes thereto, included elsewhere in this offering circular. Our Company's condensed consolidated statements of financial condition at March 31, 2016 and the Company's condensed consolidated statement of operations for the six months ended March 31, 2016 are presented based on the Company’s actual results as a stand-alone company. The Company’s financial statements prior to its formation on October 8, 2015 have been prepared on a “carve-out” basis from the Parent’s accounts and reflect the historical accounts directly attributable to the Company together with allocations of costs and expenses incurred by the Parent. These allocations may not be reflective of the actual level of assets, liabilities, income or costs that would have been incurred had the Company operated as a separate legal entity.

	As of March 31, 2016
	Actual	Pro Forma(1)
	(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash	$7,980	$1,007,980

Long term debt	-	-
Stockholder’s equity (deficit):
Preferred stock, $0.0001 par value; 100,000,000 shares authorized; -0- shares issued and outstanding as of March 31, 2016	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized; 1,000,000 shares issued and outstanding as of March 31, 2016	100	100
Additional paid-in capital	1,569,636	2,569,636
Accumulated deficit	(1,122,520)	(1,122,520)
Total stockholder's equity	$447,216	$1,447,216

Total capitalization	$447,216	$1,447,216

(1)	In July 2016, our Parent contributed an additional $1,000,000 to us.

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OUR BUSINESS

Overview

Fig is a community powered publisher of video games. Fig’s business is to identify, license, contribute funds to the development of, market, arrange distribution for, and earn receipts from sales of video games developed by third-party video game developers with whom we enter into license agreements to publish those games. We search for new games and game ideas with the potential to generate significant earnings with the help of our publishing model.

We are evolving the video game publishing model in a number of key ways:

●	Crowdfunding Campaigns. As part of our greenlighting process (through which we decide which games to publish and which not to publish), we host crowdfunding campaigns on our Parent’s website, Fig.co. These crowdfunding campaigns allow third-party developers to raise funds through the pre-sale of games, digital items, merchandise and experiences. They also allow us to gauge interest in an offering of Fig Game Shares that would reflect our economic returns as a publisher of the game. A crowdfunding campaign must be successful, in our view, before we will greenlight our publishing of a game. This allows us to predicate our greenlighting of a game on whether its crowdfunding campaign was, in our view, sufficiently successful, and allows us to calibrate the amount of funding we contribute to the development of the game. In this manner, the voice of the community is heard in our publishing.

●	Focused Curation. We conduct crowdfunding campaigns for only a small number of games each month. We believe this focus helps the gaming community concentrate their attention on each game, which we believe provides better game marketing. In our view, existing rewards-only crowdfunding platforms on which self-publishing developers depend often allow individual game campaigns to become lost in a crowd of concurrent campaigns.

●	Fig Game Shares. We offer the opportunity for gamers and fans to connect with games in a new way, by investing in our Company and receiving in exchange securities that reflect our economic returns as a publisher of the game.

●	Preservation of Developers’ Intellectual Property Ownership. We do not require developers to license or transfer away their core intellectual property rights, or rights to derivative works including prequels, sequels or spinoffs, in order to get their game published by us. We believe this approach to intellectual property ownership will provide us with a competitive advantage over traditional video game publishers in attracting talented developers with exciting game ideas.

We believe that involving the community of gamers and fans in our game publishing will result in games that are more aligned with consumer demand, more creatively innovative and more commercially successful.

To date, our Company has entered into a number of video game co-publishing license agreements with game developers. See the section of this offering circular entitled “Games Already Licensed”. The particular game to which the Fig Game Shares in this offering relate is described in the section entitled “The Current Game, Developer and Shares”.

Industry Trends

There are a number of key trends that our Company believes will continue to drive the growth and popularity of video games. The growth of digital distribution and gameplay is making it easier for customers to discover, buy and engage with a variety of games. At the same time, digital distribution and gameplay make it harder for developers to find audiences for their games without relying on paid marketing. The emergence of new platforms on which to play games, such as has occurred recently with mobile devices, is expanding the range of possible gameplay experiences. In particular, the ubiquity and convenience of mobile devices allow players to engage with games in new play patterns, and allow publishers and distributors to develop new monetization models. Advancements in technology, such as virtual reality, augmented reality, mixed reality and smart TVs, will continue to drive more immersive and entertaining gaming experiences. In addition, players can engage with games for longer periods of time as they purchase additional content and services that are provided to them digitally. Our Company hopes that these trends will enable each of its games to achieve increased sales and increase the size and engagement of the gamer community.

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Market Opportunity

Our goal is to provide game developers and game fans a more balanced and sustainable approach to game publishing. We aspire to provide a publishing solution that retains the best, and discards the worst, of traditional publishing and self-publishing with rewards-only crowdfunding. The following are anecdotal views based on our industry experience.

Traditional Publishing Arrangements

In traditional publishing arrangements, particularly with large video game publishers, the publisher provides funding to a developer for a particular video game’s development in exchange for the intellectual property rights to the game, which include distribution rights as well as rights to sequel games and other derivative works (such as film and merchandise rights). The intellectual property rights to a game are a developer’s most important asset, and turning them over to a publisher not only relinquishes creative control over the game but creates a relationship with the publisher that is similar to employment. The developer is paid a royalty that is typically half or less than half of the net revenue earned from the game. The formulas by which developers earn royalties can be disproportionately favorable to the publisher. Most publishing deals involve what is known as “advances against royalties”. In other words, the amounts provided by the publisher to the developer to create the game are treated as pre-paid royalties. This means that the developer must effectively “pay back” the advances at the previously negotiated royalty rate; that publishers take all the game’s revenue until they have received, typically, two to three times the amount advanced; and that only thereafter would developers receive any money from their game.

Self-Publishing with Rewards-Only Crowdfunding

Rewards-only crowdfunding has made the self-publishing of video games a more viable option for developers, but rewards-only crowdfunding alone has its limits. Developers have found it difficult to raise enough money through rewards-only crowdfunding to meet an entire game development budget and additionally finance post-development marketing and distribution efforts.

Our Alternative

As described more fully above and below, our publishing model is intended to bridge the gap between traditional publishing models and self-publishing through rewards-only crowdfunding.

Key Aspects of Our Business

Identification

We consider and evaluate games being developed for any game-playing platform and technology and in any genre. We believe we have extensive video game industry contacts though the directors, officers, advisors and affiliates of our Company and our Parent, and we seek to use these contacts to access developers and games that meet our criteria. Through our contacts, we seek to establish working relationships with promising developers and their advisors, in order to begin the process of educating them about our business, the benefits of a video game co-publishing license agreement with us and the benefits of a continuing relationship with us.

Prior to entering into a license agreement to publish a particular game, we evaluate the game and the developer to determine whether, in our opinion, the game is likely to be successfully developed and become a commercial success. We consider a great game to be a distillation of a complex set of factors. But, in our selection of games to publish, we focus in particular on the following factors:

●	The experience of the developer and the talents of the developer’s team.

●	The developer’s track record for the delivery of games on time and within budget.

●	Historical sales performance of prior games.

●	The degree of likelihood that the current game can be developed on time and as envisioned.

●	Estimates of potential sales of the current game.

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●	Whether the developer will be using technologies, such as game engines, with which the developer has successfully created games in the past.

●	The developer’s past releases on the platforms which the developer is targeting for the current game.

●	The extent of the developer’s existing social community and fan base, as well as the social community and fan base of any game franchise to which the current game will belong.

In order to help us gather the information we need and want to make a decision as to whether to seek to publish a game, we present the developer of each game we may publish with a due diligence questionnaire, a copy of which is an exhibit to the offering statement in which this offering circular has been filed with the SEC. The information received in response to the questionnaire is part of what we consider in deciding whether to seek to publish the game.

Licensing

It is our intention that each video game co-publishing license agreement we enter into be based on a template license agreement that acts as a standard baseline. The material terms of our baseline license agreement are summarized below. Generally, only certain terms of the baseline license agreement will be subject to negotiation with each developer. Please refer to the section entitled “The Current Game, Developer and Shares” for the terms of the license agreement that have been agreed with the developer of the particular game to which the Fig Game Shares in this offering relate, as well as a description of the ways in which that license agreement may deviate from the baseline terms below.

Fig Baseline License Agreement Material Terms

Term	Description

Conditions

All of Fig’s obligations under the license agreement are conditioned on:

●         The success, as determined by Fig, of a crowdfunding campaign on Fig.co;

●         Fig’s approval of a mutually agreed Resource Schedule (as described below);

●         Fig’s satisfactory completion of developer and game due diligence; and

●         Fig’s receipt of an addendum from the developer, satisfactory to Fig, regarding the budget needed for the developer to develop the game for the Committed Platforms (as described below).

Fig Funds	If the conditions are met, Fig will pay to the developer various amounts over time to fund the development of the game until it is ready for commercial marketing and sale (the “Fig Funds”). The license agreement will set forth a range within which the precise Fig Funds amount will be determined by Fig. See “—Crowdfunding Campaigns”, below. The Fig Funds will be non-recoupable (except in certain circumstances if the license agreement is terminated).

Developer Obligations

Among other obligations, the developer must:

●         provide interim versions of the game for inspection upon 30 days’ notice,

●         not grant liens over its intellectual property in the game to third parties;

●         submit records of its use of the Fig Funds;

●         meet with Fig on a quarterly basis;

●         give Fig meaningful rights to consult on and inspect the status and progress of game development.

License

Fig shall have a license to an identified version of the game in connection with co-publishing, distributing, advertising, marketing and promoting the game to consumers for use on each of the specified licensed platforms, including updates of and enhancements to the game (although such rights may or may not extend to downloadable content, or “DLCs”).

The developer will retain the ability to license to co-publishers publishing rights on the same platforms licensed to Fig. Should material co-publishing arrangements exist, the license agreement will contain agreed-upon methods by which Fig will effectively be credited with some or all of the cash from sales arranged by such co-publishers (including the developer as a co-publisher). Fig expects that co-publishing arrangements, and the consequent agreed-upon methods by which Fig will effectively be credited with some or all of the cash from sales arranged by such co-publishers, may be more elaborate in respect of some types of games (for example, sequels to successful past games and games developed by larger developers with longer industry track records).

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Licensed Game	Fig’s license will extend to updates of and enhancements to the game that the developer may generate. The license may or may not extend to DLCs. The license will not include derivative works of the game (such as prequels, sequels or spinoffs).

Licensed Platforms	The game will be licensed for use on either (i) a specific list of platforms, (ii) all platforms or (ii) all platforms except for a specific list of platforms.
Committed Platforms	The developer may not be obligated to deliver the game in executable format for all licensed platforms. The license agreement may provide that the developer is only obligated to deliver the game on a certain subset of licensed platforms, which we refer to as “Committed Platforms”.

Game Delivery Date	The developer will agree to deliver the game in executable format for the licensed platforms (or in some cases, the Committed Platforms only) by a designated game delivery date.

Derivative Works Holdback	The developer may be required to wait for a period of time before releasing derivative works of the game (such as prequels, sequels or spinoffs), which requirement we refer to as the “derivative works holdback”.

Fig Service Fee	Fig will retain a percentage, generally expected to be 5%, of the sales receipts it receives in respect of the game, which we refer to as the “Fig Service Fee”. The Fig Service Fee shall be used to compensate Fig for the publishing services it provides to market and promote the game for the developer and shall be used in support of Fig’s general operations and working capital needs. Divisions of sales receipts between Fig and the developer will be calculated on the amount of sales receipts remaining after the deduction of the Fig Service Fee. The percentage amount will be set forth in the license agreement relating to that game. Fig may negotiate for a higher, or accept a lower, Fig Service Fee depending on the degree of marketing and promotional services and corresponding expenses that Fig predicts will be necessary to successfully publish a game, as well as other factors. In certain cases, Fig may determine that, because it is still building its business, because it desires to attract high quality developers, because the desirability of publishing the particular game is especially high, or for other reasons relating to Fig’s assessment of the business advantages that may accrue to Fig and its security holders, the Fig Service Fee maybe lower than this range or nominal.

Developer revenue share	The developer’s revenue share will be a certain percentage of the sales receipts Fig receives in respect of the game after retaining for itself the Fig Service Fee. The revenue share rate will be calculated pursuant to a formula that takes into account the Fig Funds (meaning that, the higher the Fig Funds, the lower the developer’s revenue share and consequently the higher the share of game sales receipts to be retained by Fig), and it may increase after one or more game sales thresholds are reached.

Termination for Cause	The developer and our Company shall each have the right to terminate the license agreement upon a material default or breach by the other party, which the breaching party is not able to remedy within thirty days.

Resource Schedule and Quarterly Meetings	The Fig Funds will be disbursed periodically to the developer of the game pursuant to an agreed-upon resource schedule that reflects the development timeline and objectives for the publishing of the game. The developer will be required to meet with Fig on a quarterly basis and to submit bills, invoices and receipts showing how each disbursement of the Fig Funds was spent. Fig may refuse to make, or reduce, further disbursements if in its view the development funds are not being expended appropriately in support of the development of the game.

Indemnification	The parties agree to mutual indemnification for claims arising out of: (i) breach of the license agreement; (ii) any claims by the indemnifying party’s creditors to the effect that the indemnified party is responsible or liable for the indemnifying party’s obligations; and (iii) the use of the licensed rights.

In the event that a developer materially breaches the terms of its license agreement, for example by failing to deliver the game, the holders of Fig Game Shares must rely on our Company to pursue any claims against the developer. The license agreement will be between the developer and the Company, and a holder of Fig Game Shares will have no rights under the license agreement, as a third-party beneficiary or otherwise. We intend to enforce all contractual obligations under our license agreements to the extent we deem necessary and in the best interests of the Company and holders of Fig Game Shares.

All sales receipts received by Fig in respect of sales of a particular game, pursuant to the license agreement between Fig and the developer of that game, will be deposited into a separate account or sub-account under Fig’s control. From the sub-account, Fig will deduct the Fig Service Fee, and will then pay the developer revenue share to the developer, which is calculated pursuant to a formula in the applicable license agreement and which may change over time, including once certain game sales thresholds have been met. From the remaining cash available in the sub-account, Fig will pay dividends to holders of the Fig Game Shares associated with that game. See “Our Dividend Policy”.

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The foregoing description of our baseline license agreement material terms is a summary only and is qualified in its entirety by reference to the particular license agreement that has been agreed with the developer of the game to which the Fig Game Shares in this offering relate, a copy of which is an exhibit to the offering statement in which this offering circular has been filed with the SEC.

There can be no assurance that our assessments with respect to any developer and the potential sales of any game will be accurate, and a failure of any of our assessments could have a materially adverse impact on our business and our ability to pay dividends to holders of Fig Game Shares.

Crowdfunding Campaigns

As part of our greenlighting process, we host crowdfunding campaigns on our Parent’s website, Fig.co. These crowdfunding campaigns allow the developers with whom we have entered into license agreements to raise funds through the pre-sale of games, digital items, merchandise and experiences. They also allow us to gauge interest in the game, decide not to publish the game if interest is insufficient and, if we are to publish the game, help us determine what amount to provide to the developer in support of the completion of the game.

A crowdfunding campaign must be successful, in our view, before we will greenlight our publishing of a game. If the crowdfunding campaign is not successful, the license agreement will terminate. If it is successful, the license agreement will continue, we will begin providing the developer with the Fig Funds and the developer will proceed with developing the game and delivering it pursuant to the terms of the license agreement, so that we may publish it as we have planned.

The interaction of our decision to enter into a license agreement in respect of a particular game, conduct a crowdfunding campaign for the game, and proceed thereafter based on the success or lack of success of the crowdfunding campaign, is illustrated below:

As described in the illustration above, the parties will enter into the license agreement with a range agreed for the Fig Funds amount, but without the precise Fig Funds amount having been determined by Fig. Next, a crowdfunding campaign for the game will be launched on Fig.co and will last, typically, 30 to 40 days. As the outset of the crowdfunding campaign, Fig will set the goal that the campaign must reach to be successful. The goal will be posted on Fig.co in the web pages relating to the crowdfunding campaign. The goal will be the dollar amount that Fig and the developer agree will be needed to complete the development of a commercially marketable version of the game, aside from funding that the developer will itself provide or arrange. The goal can be met in the crowdfunding campaign through a combination of rewards pledges and the Fig Funds. By the end of the crowdfunding campaign, Fig will determine, based on a number of factors (many of which will relate to Fig’s assessment of the success of the crowdfunding campaign), the precise amount of the Fig Funds within the range previously agreed. If the Fig Funds, as finally determined, and the rewards pledges, together add up to the goal of the crowdfunding campaign, then the license agreement will remain in effect. If they do not add up to the goal, the license agreement will terminate and Fig will not publish the game. Fig may decide to increase or decrease the Fig Funds during the course of the crowdfunding campaign and before setting the final amount of Fig Funds. If it does so, it expects to adjust the size of the Fig Funds as posted on Fig.co. Note that, in any scenario in which an increase of the amount of the Fig Funds above the minimum amount set forth in the license agreement is required to be made, or maintained, in order for the crowdfunding campaign goal to be met, Fig will retain its discretion to make or maintain that increase, or not, even if as a result of Fig not making or maintaining that increase the goal is not met, the crowdfunding campaign fails and the license agreement is terminated.

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In the case of certain games, Fig expects that the developer may have third-party sources of funds that will be used to finance the development of the game. In such cases, Fig expects that the budget agreed by the parties for the development of the game and, by extension, the goal set by Fig for the crowdfunding campaign, will reflect this additional funding. For example, if Fig and the developer agree that $500,000 will be needed to complete the development of a commercially marketable version of the game, and the developer will provide $50,000 of this and a third party known to the developer will provide another $150,000, then the goal for the crowdfunding campaign will be $300,000, which will need to be met by a combination of rewards pledges and the finally determined Fig Funds amount, if the license agreement is to continue in effect.

If the crowdfunding campaign reaches its goal, the developer will receive the proceeds of all the rewards pledges made. The developer will receive these directly from the backers who made rewards pledges, through the credit cards whose information the backers provided to Fig.co when they made their pledges. Fig will not be involved in this payment process. If the crowdfunding campaign does not meet its goal, then the rewards pledges made will not be collected, and the developer will receive nothing from the rewards crowdfunding portion of the campaign.

In addition, if the crowdfunding campaign reached its goal, Fig will pay the Fig Funds to the developer over time, pursuant to the agreed Resources Schedule and subject to Fig’s monitoring of the development of the game, as agreed in the license agreement. All of the Fig Funds will be paid by Fig from its general funds. There will be no direct payment of any proceeds from any sale of any Fig Game Shares to any developer, for any purpose. The Fig Funds will be non-recoupable (except in certain circumstances if the license agreement is terminated).

This description of the crowdfunding campaign process is a summary of how we expect the process to work typically for games under license. For a description of how the crowdfunding campaign for the game associated with the Fig Game Shares being offered in this offering may have differed, or may in the future differ, from this standard model, see “The Current Game, Developer and Shares”.

Below, we describe additional, key aspects of the crowdfunding campaign.

Rewards Portion of a Crowdfunding Campaign

Fig believes that the rewards portion of a crowdfunding campaign helps rally the gamer community to provide financial support for the development of a game through the pre-purchase of rewards – tiered bundles of games, digital items, physical merchandise and experiences, including t-shirts, figurines, posters or in-game content that enhance the game-playing experience. Camping trips, city tours, consulting on the design of in-game content and beer tastings are some of the experiences that have been offered on prior rewards campaigns. Backers pledge to pay the developer a certain amount of money in order to receive their rewards bundle of choice. To make a pledge, a backer must give a credit card authorization for the pledge amount, which will be processed only if the overall crowdfunding campaign meets its goal.

Fig Game Shares Portion of a Crowdfunding Campaign

As described above, we expect all of our crowdfunding campaigns to include an offering of Fig securities – namely, the particular series of Fig Game Shares that relates to the game that is the subject of the crowdfunding campaign. Provided the game is successfully developed and published, Fig will thereafter receive sales receipts from the game pursuant to our license agreement for the game, and will share those receipts as follows: (1) Fig will deduct a service fee for itself; (2) Fig will allocate the remaining amount into a revenue share for the developer and a revenue share for itself, in the proportions specified in the license agreement for the game; and (3) Fig will pay a specified portion of its revenue share to the holders of the related Fig Game Shares, in the form of dividends, subject to our dividend policy. We expect that, typically, Fig’s Board of Directors will retain for itself the discretion from time to time to pay more than the specified portion of Fig’s revenue share from that game to holders of the related Fig Game Shares, if in its view business conditions permit it. In all events, Fig’s Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. See “Our Dividend Policy”. Aggregate dividend amounts will be distributed equally among all holders of the same series of Fig Game Shares, in proportion to the number of shares held, without regard to whether the shares were bought in this offering or otherwise.

The offering being conducted pursuant to this offering circular is such an offering of Fig Game Shares. The Fig Game Shares being offered hereby are being offered under Regulation A of the Securities Act of 1933 (the “Securities Act”). We refer to each of our offerings of our various series of Fig Game Shares, if they are conducted under Regulation A, as a “Regulation A Offering”.

In addition to a Regulation A Offering, we expect that particular crowdfunding campaigns may from time to time also include an offering of Fig Game Shares under Rule 506 of Regulation D under the Securities Act of 1933 (each an “Accredited Investor Offering”). Such an offering would only be open to investors that are “accredited investors” within the meaning of Rule 501 under Regulation D. Accredited investors who visit Fig.co in connection with a crowdfunding campaign must follow the directions posted on Fig.co in order to participate in any Accredited Investor Offering being conducted. The offering being conducted pursuant to this offering circular is not an Accredited Investor Offering.

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The proceeds of all of our multiple, separate series of Fig Game Shares, including the Shares offered in this offering, go into our general account, and will be used to support Fig’s operations and business activities generally.

The Fig Game Shares that investors receive will all be, regardless of the series of Fig Game Shares, capital stock of Fig without any rights to vote on any matters relating to our Company, the Fig Game Shares or otherwise. See “Description of Company Securities”. Our different series of Fig Game Shares will differ from each other in that each series will pay holders of those securities dividends, if any, based on Fig’s revenue share from a different, particular game. Investors in Fig Game Shares should be particularly aware of the following:

●	The time delay between a purchase of Fig Game Shares and the receipt of dividends (if any) could be extensive. Game development can take months or years, and dividends will become available to holders of Fig Game Shares only after development is successfully completed and the game begins to sell commercially. The cancellation or delay of a game’s release is also an important determinant as to whether dividends will become available to such holders. In addition, the period of time between a purchase of Fig Game Shares and the commercial sale of the related game could be increased if the game is not delivered at the time agreed in the related license agreement.

●	There is no trading market for Fig Game Shares and we do not expect one to develop, in part because we may have imposed certain transfer restrictions on the particular series of Fig Game Shares being offered. As a result, investors should be prepared to retain their Fig Game Shares for as long as those shares remain outstanding and should not expect to benefit from any share price appreciation. Any such transfer restrictions applicable to the series of Fig Game Shares being offered in this offering are described in this offering circular in the section entitled “The Current Game, Developer and Shares”.

●

Amounts will only become available for revenue sharing and payment of dividends if and when the game generates sales receipts, and the total amount available for Fig’s revenue share – and consequently for dividends – will typically depend on both the amount of Fig’s receipts from sales of the game and the amount of funds Fig provides to the developer for the development of the game, in all events as specified in the license agreement for the game.

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Below, we are offering a series of different descriptions and illustrations as to how we expect to allocate game sales receipts and determine dividends based on the sale of a particular game. First, we illustrate the general flow of funds among Fig, game developers, game distributors and investors in Fig Game Shares:

Next, we set forth the formula we intend to use to determine sales receipt allocations and dividends for games generally. The starting amount, in the first column of the table, is the price paid for the game by a consumer in a typical sales transaction in which, pursuant to Fig’s license agreement for the game, all of that sales amount, minus the distributor’s fee, is due to Fig:

Game sales price	–	distributor’s fee	=	gross receipts to Fig
	–	Fig Service Fee	=	adjusted gross receipts
	–	developer’s revenue share	=	Fig’s revenue share
			x	a specified portion
			=	Aggregate dividends to Fig Game Share holders

The amount in the second column above, labeled Fig Service Fee, is the percentage of the gross receipts that Fig shall keep as compensation toward the cost of its publishing services. The developer’s revenue share is allocated to the developer thereafter. Its size may vary based on, typically, whether specified sales targets have been met for the game, and the amount of funds Fig has provided to the developer for the development of the game, in all events as specified in the license agreement for the game. Any variations in the developer’s revenue share will lead to corresponding variations in Fig’s revenue share, and therefore in the amount of dividends to Fig Game Share holders, as shown in the lower right-hand corner of the table. In all events, Fig’s Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. See “Our Dividend Policy”.

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A version of the foregoing table, incorporating what we believe to be typical numbers for a typical game we would publish, is set forth below. The starting amount of $60, in the second column of the table, is the price we expect a consumer will pay for one copy of the game, once the game is launched, in a typical retail sales transaction in which, pursuant to Fig’s license agreement for the game, all of that sales amount, minus the distributor’s fee, is due to Fig. The ending amount, at the bottom of the last column of the table, is the amount available for dividend generated by that one sale. Investors should note that, because this dividend scenario is presented on a per-game basis, rather than a per-share basis, the ending amount would be divided evenly among all the shares of the related Fig Game Shares that are outstanding. This table embodies a number of assumptions, and is presented for illustrative purposes only. Although we believe the assumptions represent fair estimates of how the sharing of game sales receipts will work in the case of a typical game that we publish under a typical license agreement, there can be no assurance that any one or more of these assumptions will in fact apply in the case of a particular game, including without limitation the game related to the Fig Game Shares being offering in this offering circular. A presentation similar to the presentation below, but using the actual terms agreed in the license agreement for the game related to the Fig Game Shares being offering in this offering circular, is set forth in the section entitled “The Current Game, Developer and Shares”.

Anticipated Allocation of Receipts from the Sale of One Typical Game

Game sales price paid by customer to distributor (1)		$60.00
Minus distributor's fee (assumed to be 30%) (2)		-18.00
Equals gross receipts to Fig		$42.00

Minus Fig Service Fee (assumed to be 5%) (3)		-2.10
Equals adjusted gross receipts		$39.90

Minus developer’s revenue share (assumed to be 70% of adjusted gross receipts) (4)		-27.93
Equals Fig’s revenue share (assumed to be 30% of adjusted gross receipts) (5)		$11.97
Multiplied by a specified portion (assumed to be 30% of Fig’s revenue share)	x	0.30

Equals aggregate dividends to Fig Game Shares holders			$3.60
			(to be divided evenly among all shares of the related Fig Game Shares series outstanding)

(1)

$60 is a typical current retail price for a game of the sort Fig publishes. The retail price of a game is subject to discounting by the publisher and by distributors (typically with the acquiescence of the publisher). A game that sells well may maintain its retail price for a year or more, although games that sell less well are typically discounted faster, in order to spur sales volumes. Were the game sales price in the table above to be discounted to $30, the resulting dollar amounts in the table above would all be halved, and the aggregate dividends to Fig Game Shares holders would be $1.80.

(2)	30% of the retail price is a typical amount for a distributor currently to charge for selling a game of the sort Fig publishes.

(3)	Fig expects that, in most circumstances, the Fig Service Fee will be 5% of the game sales receipts received by Fig. See “– Fig Baseline License Agreement Material Terms – Fig Service Fee”.

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(4)	The developer’s revenue share is expected to vary from license agreement to license agreement. The developer’s revenue share will typically be calculated pursuant to a formula that takes into account the Fig Funds (meaning that, the higher the amount of Fig Funds, the lower the developer’s revenue share and consequently the higher the share of game sales receipts to be retained by Fig). In addition, the developer’s revenue share may increase after one or more game sales thresholds are reached. If we take the table above as our starting point, and then assume that the developer’s revenue share will increase to 90% after the receipt of the first $1 million of game sales receipts, then, after such hurdle is passed, the amounts in the table above would change as follows:

Game sales price paid by customer to distributor		$60.00
Minus distributor's fee (assumed to be 30%)		-18.00
Equals gross receipts to Fig		$42.00

Minus Fig Service Fee (assumed to be 5%)		-2.10
Equals adjusted gross receipts		$39.90

Minus developer’s revenue share (assumed to be 90% of adjusted gross receipts)		-35.91
Equals Fig’s revenue share (assumed to be 10% of adjusted gross receipts)		$3.99
Multiplied by a specified portion (assumed to be 30% of Fig’s revenue share)	x	0.30

Equals aggregate dividends to Fig Game Shares holders			$1.33
			(to be divided evenly among all shares of the related Fig Game Shares series outstanding)

(5)	Fig’s revenue share will always equal 100% of adjusted gross receipts minus the developer’s revenue share.

For a step-by-step textual explanation of our dividend policy, see “Our Dividend Policy”.

Following a defined time after the delivery of a particular developed game, Fig’s Board of Directors may, under certain circumstances, in its discretion, cancel the associated series of Fig Game Shares. We will maintain a cancellation right in respect of each series of Fig Game Shares in order to be able to withdraw the series from the market and avoid the costs of continuing to have the series outstanding after the associated game has lost most or all of its earning power. In general, we expect that our right to cancel a series of Fig Game Shares will become effective after the passage of a pre-determined amount of time (typically, a number of years) and after the game has failed to meet a pre-determined earnings floor. For a description of our cancellation right with respect to the Fig Game Shares being offered in this offering, see “The Current Game, Developer and Shares”. The purpose of our cancellation rights is to help us avoid incurring unnecessary administrative costs, and thereby benefit our Company and shareholders as a whole.

The proceeds of all of our multiple, separate series of Fig Game Shares, including the Shares offered in this offering, go into our general account, and will be used to support Fig’s operations and business activities generally. An investment in our Fig Game Shares is not an investment in any game, game developer or license agreement. Proceeds from the offering of a particular series of Fig Game Shares may be used to fund the development of games other than the game with which that series of Fig Game Shares is associated, as well as other expenditures not related to the game with which that series of Fig Game Shares is associated.

For a discussion of the game and the developer related to the Fig Game Shares offered pursuant to this offering circular, see the section of this offering circular entitled “The Current Game, Developer and Shares”.

Crowdfunding’s Overall Role in Our Publishing

Our crowdfunding campaigns serve critical publishing functions for us. First, the crowdfunding campaign is an event that drives marketing and awareness for the game. When we launch crowdfunding campaigns, the press can provide coverage and stories can be shared on social media channels such as Facebook and Twitter.

Our crowdfunding campaigns also present an opportunity to build or extend the fan community for a game. Our campaign page hosts a commenting forum where fans can discuss the game and the crowdfunding campaign. After a campaign is completed, we continue to message and communicate with this community through email newsletters and Fig’s social media channels. A Fig crowdfunding campaign gives the game the ability to stand apart from, for example, the 3,500+ PC games that are released each year on the Steam video game distribution website (or “storefront”) alone. It also helps achieve search engine optimization (“SEO”) for the game, by providing an early and intense occurrence of the game title in search engine search results. This also provides an advantage to Fig when it seeks to judge the marginal utility of distributing a game through channels that typically require a higher revenue share.

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A crowdfunding campaign also serves as a key indicator for us of the commercial potential for a game. For example, hundreds if not thousands of backers are typically needed for the rewards portion of the crowdfunding campaign to contribute successfully to the campaign goal. We analyze the crowd’s reactions to and engagements with the campaign to decide on the precise amount of the Fig Funds and, in many cases, whether the campaign will succeed and the publishing of the game will continue, or not.

Publishing Services

If the crowdfunding campaign meets its goal, and the other conditions to the license agreement are met, we will publish the game. Our publishing services include the following.

Fig Funds and Game Development Monitoring

The Fig Funds will be disbursed periodically to the developer of the game pursuant to an agreed-upon schedule that reflects the development timeline and objectives for the publishing of the game. The developer will be required to submit bills, invoices and receipts showing how each disbursement was spent. Fig may refuse to make, or reduce, further disbursements if in its view the development funds are not being expended as agreed toward the development of the game. The Fig Funds will be non-recoupable (except in certain circumstances if the license agreement is terminated).

Community Building

Our Company believes that one of the key components to the long-term commercial success of a game is having a vibrant community of fans and followers that will purchase, virally market and promote the game. The Company provides community tools such as a forum for fan comments on the rewards portion of the game's crowdfunding campaign page, and communication tools such as an “Updates” section and email tools for the developer to use to communicate with and cultivate its fan community, not only during the crowdfunding campaign but also during the period after the campaign, leading up to the game’s commercial launch.

The community developed in respect of a particular game and developer will receive regular updates from Fig on the development and publishing of the game, in a few ways:

●	Fig.co website. After a crowdfunding campaign is completed, post-campaign website pages remain accessible on the Fig.co website. These pages include a section dedicated to game development updates.

●	Email updates. Email updates regarding a game’s development are sent to investors on a regular basis. We aspire to maintain an update cadence of one per month per game, on average.

●	Press statements. We anticipate releasing press statements when a game’s development is complete and the game is released for first commercialization.

Marketing

Fig’s crowdfunding campaigns present a unique opportunity to galvanize fans and gamers to support a game, thereby spreading early awareness of the game and starting a community behind the game. We amplify the marketing and promotion of our crowdfunding campaigns through our own marketing and public relations efforts. For each of our games, we monitor our marketing spend for consumer acquisition, re-targeting and brand marketing across the Internet and social networks, relying principally on Facebook and targeted gaming sites for advertisements and social engagement. We seek to optimize our advertising spend by dynamically changing advertising copy, audience segments and channels during the period when particular ads are being shown.

Fig intends to involve the community of Fig backers more intensely in the marketing of games, by providing easier tools for community members to share messaging and advertising about our games on their social networks. We believe that genuine grassroots involvement, driven by loyal and invested fans, represents powerful a marketing asset for our games.

Our Company’s marketing and promotional efforts are intended to maximize consumer interest in a game, promote name recognition for the game, assist sales and distribution platforms in their efforts and properly position and sell the game. Other marketing activities may include:

●	Implementing public relations campaigns using online advertising (including on Facebook, Twitter, You Tube, Vimeo and/or other online social networks and websites). The Company intends to label and market each game in accordance with the applicable principles and guidelines of the Entertainment Software Rating Board (“ESRB”), an independent self-regulatory body that assigns ratings and enforces advertising guidelines for the interactive software industry.

●	Assisting in securing promotional features on various distribution sites.

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●	Spending marketing and advertising dollars on customized market segments defined in part based on previous crowdfunding campaigns.

●	Engaging in early marketing and promotional activities usually associated with the later-stage commercialization of games, including the marketing and promotion of games through Fig.co’s user community and through the community of our Parent’s developer-advisers.

●	Employing various other marketing methods designed to promote consumer awareness, including through social media, co-operative advertising and product sampling through demonstration software distributed over the Internet or through digital online services.

In addition to engaging in the marketing of its licensed games, as described above, Fig has also begun to provide marketing services on a standalone basis to game developers, separate from the Fig game publishing business. As of June 2016, Fig had recently conducted marketing campaigns for the independent games Duskers and Hyper Light Drifter. Fig will continue to take marketing-only engagements with developers that are not also publishing clients, in part in order to strengthen Fig’s overall marketing capabilities and audience network.

Distribution

Our Company will support the distribution of each game once the game is commercially released, through various digital distribution channels. We identify and secure agreements with third-party distributors to distribute, deliver, transmit, stream, resale, wholesale or otherwise exploit the licensed game on the licensed platforms, and we monitor the performance of those agreements after they are entered into. For example, if Microsoft Windows is a platform that the developer has licensed to us for distribution of its game, we would seek to secure agreements with distributors on that platform, such as Steam, Humble Bundle and Amazon. Distributors will be responsible for remitting receipts from sales of the game to us, after taking their share of sales amounts (typically 30%) as their fee. The Company has relationships with all the major digital distributors of games (also known as “storefronts”), such as Steam, Xbox One Store, PlayStation Store, Apple AppStore, Google Play Store, Gog.com, EA Origin and Humble Bundle. The Company also plans to sell games directly on the Company's affiliated website, Fig.co, which we expect will already have a strongly associated SEO due to previous crowdfunding campaigns. When a game is sold on a digital storefront, the Company will continue to market and merchandise the game on that storefront by arranging special promotions and merchandising with that storefront.

Other distribution activities may include:

●	Securing promotional features on licensed platforms.

●	Conducting market research and creating and implementing marketing and sales plans.

●	Negotiating and entering into agreements to distribute the game through worldwide distributors.

●	Partnering with the developer to secure relationships and promotions through particular additional distributors.

●	Arranging for the localization of a game being distributed in a number of different markets.

●	Arranging for the porting of the game to new platforms.

●	Elongating the long-term sales of a game by reducing the wholesale price of the game to video game platforms at various times during the life cycle of the game. Price concessions may occur at any time in the game’s product life cycle, but they typically occur three to nine months after a product’s initial launch. The Company may also provide volume rebates to stimulate continued product sales.

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Distribution arrangements are typically terminable on short notice.

New gaming platforms, such as virtual reality, are expected to continue to emerge in the future. The Company intends to evaluate new platform publishing opportunities on a case-by-case basis as they emerge.

Other Services

In addition to the foregoing, Fig anticipates providing advice and consultation generally to the developers of its licensed games, including for example creative advice, advice regarding which technologies to use or platforms to focus on, advice regarding marketing approaches and hiring decisions and advice on other game and game business topics, in particular when Fig is dealing with less experienced developers.

Business Development

We support developers in business development activities to pursue commercial and strategic partnerships with other companies in the game industry, including hardware manufacturers, peripheral makers, platforms, advertisers and technology providers.

Personnel

Our principals have extensive experience in the business of publishing video games. Justin Bailey, our Chief Executive Officer and sole director, has been active in the video game industry for many years, having published a wide variety of free-to-play, premium and mobile games and having helped to secure many millions of dollars in game financing from publishers, investors and crowdfunding participants in recent years. Jonathan Chan, our Vice President, Business Development and Strategy, has several years of experience at the large video game publisher Electronic Arts Inc., where he focused on business development deals in the publishing and distribution of games. See “Directors, Executive Officers and Other Significant Individuals”.

Our principals are supported by employees of our Parent, including individuals dedicated to marketing, design, community relations and developer relations functions. As of June 2016, five such individuals provided such support.

Our Company and our Parent

Our Company was incorporated on October 8, 2015 in Delaware as a wholly owned subsidiary of Loose Tooth Industries, Inc., a Delaware corporation (our “Parent”). The Company has only recently begun operations and has to date relied substantially on our Parent for support in the conduct of its business. The Company has been operating under a cost sharing agreement entered into between the Company and our Parent (the “Cost Sharing Agreement”), which is described in more detail below.

Our Parent was formed as a limited liability company in October 2014, was incorporated in March 2015 and began operations in April 2015. Our Parent is a provider of video game publishing services and the operator of Fig.co, an online technology platform created to facilitate fundraising for video game development. From its inception until August 2015, our Parent was developing the proprietary technology behind Fig.co, seeking out and evaluating video game developers and games and building relationships with various video game distributors. As of June 2016, Our Parent had hosted a total of six crowdfunding campaigns on Fig.co since August 2015. We expect to run all or substantially all of our crowdfunding campaigns on Fig.co.

Cost Sharing Agreement with Our Parent

We operate under a cost sharing agreement entered into between ourselves and our Parent (the “Cost Sharing Agreement”) pursuant to which we and our Parent have each agreed to share costs pursuant to an allocation policy. Pursuant to this policy and as reflected in the Cost Sharing Agreement, our Parent allocates costs in most instances pursuant to pre-determined formulas. For example, the allocation of costs associated with the payment of employee salaries is based on our estimate of each employee’s time attributed to the business activities of Fig and our Parent. Our Parent allocates (i) 50% of the salary of each of our Chief Executive Officer, Justin Bailey, and one other employee, to Fig, and the remaining 50% of each such salary to our Parent; and (ii) 100% of the salaries of our Vice President, Business Development and Strategy, Jonathan Chan, to Fig. As our Parent provides us with management and administrative services, as well as services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance, the costs of these activities are allocated 50% to our Parent and 50% to the Company.

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In addition, under the Cost Sharing Agreement, our Parent will allocate to itself some or all of the expenses of Fig’s securities offerings. For a description of the allocation of offering expenses being followed in this offering, see “Use of Proceeds”.

The allocation policy and Cost Sharing Agreement may be adjusted in certain cases to reflect any changes to the business activities of Fig or our Parent that may arise in the future. We or our Parent may also reimburse the other party for any costs paid by such party that should have been allocated to the other party. Pursuant to the Cost Sharing Agreement, we have agreed to review our allocation policy from time to time to determine its suitability for our and our Parent’s businesses and to adjust the policy when necessary. For example, if our Parent is unable to perform any of the services we rely upon it to perform in support our business, due to financial difficulty or otherwise, we may have to perform those services or find another service-provider, and incur additional expenses, all of which would require adjustments to our allocation policy. The principal terms of the allocation policy are set forth below:

1. Expenses directly attributable to individual games:

1.1. Marketing and advertising. Expenses incurred toward the marketing and advertising of a game when it launches and is sold. Examples include: Facebook ad spend, Outbrain promotional spend, DoubleClick “ad-serving” services spend.

1.2. Public relations and marketing contractors. Expenses incurred toward the contracting of public relations and marketing service providers for a game’s launch and subsequent sale. Examples include: public relations firm charges.

1.3. Development-related expenses. Expenses incurred toward the development and publishing of a game. Examples include: quality assurance expenses, language localization expenses. The Fig Funds will not be deducted.

1.4. Extraordinary items. Expenses related to extraordinary items such as litigation costs.

2. Where an expense is not directly attributable to an individual game, Fig will make its best estimate as to how to allocate the expense among multiple games to which the expense is attributable, or will use a pro rata allocation among all relevant games.

The allocation policy may be revised and updated by Fig from time to time.

The Cost Sharing Agreement has an initial term through December 31, 2016, and will automatically renew for successive one-year terms each December 31, unless either party provides the other party with written notice of its intent not to renew at least three months prior to such date. In addition, we may terminate any specific service, or the entire agreement, without penalty, by providing 30 days’ prior written notice to our Parent, and our Parent may terminate any specific service, or the entire agreement, by providing 180 days’ prior written notice to us (provided that, in the case of termination of specific services, if we, in our sole determination, are unable to enter into a reasonable arrangement with a third party to perform such services, then our Parent will continue to perform such services for an additional period of 180 days upon receiving notice from the Company of such an event).

Competition

Our Company operates in a highly competitive industry. The Company competes with:

●	Traditional game publishers. The Company faces competition for distribution licenses from traditional sources such as established video game publishers, which include some of the largest corporations in the world. These competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. In addition, these competitors have longer operating histories, greater name recognition and more extensive financial resources than the Company. Traditional publishers range in size and cost structure from the very small, with limited resources, to the very large, with extensive financial, marketing, technical and other resources, such as Electronic Arts, Ubisoft, Tencent and Nexon.

●	Existing rewards-only crowdfunding platforms. Developers may choose to self-publish their games using rewards-only crowdfunding on other platforms.

●	Other games and forms of entertainment. The games we publish will compete with other online computer, console and mobile games. They will also compete with other, non-game forms of entertainment.

Competition in the entertainment software industry is based on innovation, features, playability and product quality; name recognition; compatibility with popular platforms; access to distribution channels; price; marketing; and customer service. The industry in which the Company operates is driven by hit titles, which require increasing budgets for development and marketing. Competition for any game is influenced by the timing of competitive product releases and the similarity of such products to the relevant game.

For further discussion of the risks relating to our Company, its business and this offering, see the section of this offering circular entitled “Risk Factors”.

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Seasonality

The business of the Company is highly seasonal, with the highest levels of consumer demand for games, and a significant percentage of sales, occurring in the holiday season in the quarter ending December 31, and seasonal lows in sales volume occurring in the quarter ending June 30. Although sales of video games generally follow these seasonal trends, there can be no assurance that this will continue. The Company’s financial results may vary based on a number of factors, including the release date of a game, cancellation or delay of a game’s release and consumer demand for a particular game and for video games generally.

Conflicts of Interest

The Company expects to do business with entities owned or controlled by affiliates. The Company may, in its discretion, conduct business with such parties. See “The Current Game, Developer and Shares” and “Interests of Management and Others in Certain Transactions”.

Properties and Company Location

We are located at 599 Third Street, Suite 211, San Francisco, California 94107, in a space that is rented and paid for by our Parent. We do not own any real property.

Government Regulation Related to Conducting Business on the Internet

The Company is subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection and retention, content, advertising and information security have been adopted or are being considered for adoption by many countries throughout the world. Set forth below are descriptions of various U.S. laws and regulations applicable to the Company in relation to its conduct of its business on the Internet.

Electronic Signatures in Global and National Commerce Act/Uniform Electronic Transactions Act

The Federal Electronic Signatures in Global and National Commerce Act (“E-SIGN”) and similar state laws, particularly the Uniform Electronic Transactions Act (“UETA”), authorize the creation of legally binding and enforceable agreements using electronic records and signatures. E-SIGN and UETA require businesses that wish to use electronic records or signatures in consumer transactions to obtain the consumer’s consent. When a developer or potential investor registers on Fig.co, the website is designed to obtain his, her or its consent to the transaction of business electronically and the maintenance of electronic records in compliance with E-SIGN and UETA requirements.

Electronic Fund Transfer Act and NACHA Rules

The federal Electronic Fund Transfer Act (“EFTA”) and Regulation E, which implements it, provide guidelines and restrictions regarding the electronic transfer of funds from consumers’ bank accounts. In addition, transfers performed by ACH electronic transfers are subject to detailed timing and notification rules and guidelines administered by NACHA. It is our policy to obtain necessary electronic authorization from developers and investors for transfers in compliance with such rules. Transfers of funds through Fig.co are intended to conform to the EFTA and its regulations and NACHA guidelines.

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GAMES ALREADY LICENSED

As of the date of this offering circular, Fig has three principal games licensed for publication, all of which are already under development: Psychonauts 2, Jay and Silent Bob Chronic Blunt Punch and Consortium: The Tower. In addition, an affiliate of Fig has licensed the game Outer Wilds, which was the first game to be promoted on Fig.co and is also under development. The crowdfunding campaigns for Psychonauts 2, Jay and Silent Bob Chronic Blunt Punch, Consortium: The Tower and Outer Wilds have already been completed.

Set forth below is a table of all of these games, identifying for each game its developer, crowdfunding campaign completion date, associated Fig Game Shares (or other securities) and associated Game Shares Asset. In the event of a liquidation or dissolution of Fig, holders of a particular series of Fig Game Shares would have preferential rights in respect of the associated Game Shares Asset, and in the event of a disposition of a Game Shares Asset, holders of the associated Fig Game Shares may receive some or all of the proceeds and have their shares redeemed. For purposes of the foregoing, “Game Shares Asset” means, in general, all assets and liabilities of the Company to the extent attributed to the publishing rights held under the associated license agreement, and the proceeds of any disposition thereof. For a more precise definition of “Game Shares Asset”, see “Description of Company Securities – Preferred Stock”. In keeping with Fig’s game publishing model, Game Shares Assets do not include intellectual property rights in the associated game.

Game Title	Developer	Crowdfunding Campaign Completed	Associated Fig Game Shares or Other Securities	Associated Game Shares Asset

Outer Wilds (1)	Mobius Digital	September 17, 2015	Tranche 1 Units issued under the Fig Productions 1 LLC Operating Agreement	NA (2)

Psychonauts 2	Double Fine Productions, Inc.	January 12, 2016	Fig Game Shares – PSY2	License agreement with Double Fine Productions, Inc. for Psychonauts 2, and assets and liabilities attributed to the rights thereunder

Jay and Silent Bob Chronic Blunt Punch	Interabang Entertainment	March 31, 2016	Fig Game Shares – JASB (3)	License agreement with Interabang Entertainment for Jay and Silent Bob Chronic Blunt Punch, and assets and liabilities attributed to the rights thereunder

Consortium: The Tower	Interdimensional Games	May 11, 2016	Fig Game Shares – CTT (3)	License agreement with Interdimensional Games for Consortium: The Tower, and assets and liabilities attributed to the rights thereunder

(1)	Being published by an affiliate of Fig that has recently been reorganized so as to be directly controlled by Fig.

(2)	Outer Wilds was the first game to be promoted on Fig.co, and the structure relating to its associated license agreement and associated securities differs from the structures Fig is using in relation to Fig Game Shares. Fig Productions 1 LLC, an affiliate of Fig, is a party to the Outer Wilds license agreement and may make distributions related to sales and assets attributed to that license agreement to the holders of Tranche 1 Units issued by that affiliate.

(3)	Expected to be issued in connection with future Regulation A offerings.

Fig has near-term prospects for entering into additional game publishing license agreements that it believes represent substantial commercial opportunities.

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THE CURRENT GAME, DEVELOPER AND SHARES

Fig Game Shares – PSY2 (also referred to as the “Shares”) are the particular securities being offered in this offering. The Shares differ from all other series of Fig Game Shares in that the Shares provide their holders with a dividend based on the revenue share we receive from sales of the Psychonauts 2 game, pursuant to the Psychonauts 2 License Agreement. Provided Psychonauts 2 is successfully developed and published, Fig will thereafter receive sales receipts from Psychonauts 2 pursuant to the Psychonauts 2 License Agreement and will share those receipts as follows: (1) Fig will deduct a service fee for itself; (2) Fig will allocate the remaining amount into a revenue share for Double Fine and a revenue share for itself, in the proportions described in greater detail below under “Fig Game Shares – PSY2 – Anticipated Allocation of Sales Receipts from Psychonauts 2”; and (3) Fig will pay 30% of its revenue share to the holders of Fig Game Shares – PSY2, in the form of dividends, subject to our dividend policy.

The Psychonauts 2 Game

Our Company has entered into a video game co-publishing license agreement (as amended and restated, the “ Psychonauts 2 License Agreement”) with Double Fine Productions, Inc., a California corporation, to co-publish the game Psychonauts 2 on any and all current and future operating systems on which video games are played, excluding virtual reality platforms. The Psychonauts 2 License Agreement sets forth the terms and conditions under which the Company will provide funding in support of the development of Psychonauts 2 and which governs the distribution of receipts from distributors that result from sales of Psychonauts 2. If and when Fig receives cash receipts after Psychonauts 2 goes on sale, a portion of such cash will become available for the payment of dividends to the holders of the Company’s Fig Game Shares – PSY2. See “Our Dividend Policy”.

Psychonauts 2 will be a sequel to Psychonauts, one of Double Fine’s most successful games, which has had cumulative sales of over 1,000,000 units. The Company notes that Double Fine’s sales level for Psychonauts was achieved over a number of years, including early years when the sales rates were not high. While sales of the original game were initially low, Double Fine was able to boost sales by acquiring the distribution rights to the game from the original publisher and adjusting its publishing strategy by offering the game through digital distribution and expanding the types of platform on which the game was playable. Tim Schafer, the Chief Executive Officer of Double Fine, and much of the team that developed the original game, will be working together on this sequel, which will include many of the same characters as the original game but with a new storyline.

The original game, released in 2005, follows the story of a young psychic named Razputin in his quest to join an elite group of international psychic secret agents, the Psychonauts. He runs away from the circus and breaks into their secret training facility, Whispering Rock Psychic Summer Camp. As he begins his training by psychically delving inside the consciousnesses of his tutors and those around him, he realizes that all is not as it seems, and soon embarks upon a psychic odyssey through a variety of levels set inside the minds of misfits, monsters and madmen.

In Psychonauts 2, it is expected that Raz will realize his dream and visit Psychonauts Headquarters. However, when he gets there, he will find that it's not the perfect place he expected and will quickly realize that the Psychonauts need him more than he needs them. Psychonauts 2 will feature a new hub world inside Psychonauts HQ. The player will access new mental worlds as Raz peeks inside the minds of a host of new characters who need his help to combat their inner demons and unravel their deep-seated emotional issues. Raz will hone his secret agent psychic abilities — and learn new ones, too — using them to solve mysteries and uncover evil plots.

For a number of reasons discussed elsewhere in this offering circular, including in the sections entitled “Our Business” and “Risk Factors,” there can be no assurance that the Psychonauts 2 game will generate earnings from which dividends will be paid to holders of Fig Game Shares – PSY2. In addition, the final version of Psychonauts 2 that is commercially released may differ from the game as currently described in this offering circular. Game development is a creative process, and Fig, as publisher of the game, would expect to support that process rather than hinder it, and publish the final version of the game if it complies with the Psychonauts 2 License Agreement, even if its development involves creative detours.

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Double Fine Productions, Inc.

Double Fine Productions, Inc., a California corporation, is an award-winning, independent game development studio founded in 2000 by games industry veteran Tim Schafer. Located in San Francisco’s South of Market district, Double Fine seeks to make high-quality games with an emphasis on originality, story, characters and fun. Double Fine has been credited with helping establish Kickstarter and other crowdfunding mechanisms as a viable alternative to traditional venture capital and publisher funding for niche video game titles, having raised more than $3 million for the development of Broken Age, which at the time was the most funded and backed project on Kickstarter.

Double Fine has a history of developing games on multiple platforms with critical and commercial success. Double Fine had its first game, the original Psychonauts, published in 2005. Over Double Fine’s history, it has shipped 19 games across 13 platforms. During the most recent three full years, and since then, the following games developed by Double Fine have been published:

Year of Release	Title	Platforms
2013	The Cave	PC, Xbox 360, PS3, OSX, iOS, Android, Linux, Wii U
2013	Dropchord	PC, OSX, iOS, Android
2013	Autonomous	PC
2013	The Playroom: My Alien Buddy	PS4
2014 (expanded 2015)	Broken Age	PC, PS4, Vita, OSX, iOS, Android, Linux
2014	Hack ‘n Slash	PC, OSX, Linux
2014	Costume Quest 2	PC, Xbox 360, Xbox One, OSX, PS3, PS4, Linux, Wii U
2014	Spacebase DF-9	PC, OSX, Linux
2015	Grim Fandango Remastered	PC, PS4, Vita, OSX, iOS, Android, Linux
2015	Massive Chalice	PC, Xbox One, OSX, Linux
2016	Day of the Tentacle Remastered	PC, PS4, Vita, OSX, iOS, Linux
2016	Headlander	PC, PS4

Double Fine has reported to us that, during at least the most recent three full years, and since then, it has shipped every game it developed on time and on budget, with the exception of Broken Age. In that case, Double Fine decided to increase the scope of the game, which resulted in an increase in its development budget and an extension of its development period. Ultimately, Broken Age was delivered in two parts: the first half in 2014 and the second half in 2015.

Double Fine has developed games with development budgets across a wide range of sizes, from budgets of over $10 million, for such games as Psychonauts and Brütal Legend, to budgets below $200,000, for such games as Autonomous and Dropchord. The Company believes, and Double Fine has reported to the Company that it believes, that the funds from the Fig crowdfunding campaign and internal investment by Double Fine will be sufficient to complete the development of Psychonauts 2 to a commercially marketable level, consistent with the Psychonauts 2 License Agreement.

Double Fine has recently launched its latest game, and has two additional games in development, including Psychonauts 2. Double Fine employs approximately 45 developers to develop its games. These personnel specialize in design, animation, 3D art, audio engineering, production, writing, programming, concept art and quality assurance. From time to time, Double Fine works with external partners and hires part-time employees and contractors to expand its number of available developers, particularly in the areas of programing, animation, art and audio engineering.

Many, and possibly most, independent video game developers may from time to time experience business difficulties as well as successes. Difficulties can arise from the fact that game development is often a lengthy process, which must be financed by funding sources other than sales of the unfinished game. In addition, game development can be a complex process, subject to creative and technical challenges. In such a context, unforeseen delays can often arise, putting stress on timetables, budgets and funding resources. By working with game developers, Fig exposes its own business to the risks of such developers experiencing such difficulties. Other, substantial risks that developers face arise from the traditional video game publishing model, in which publishers: require developers to incur high overhead costs throughout the game development process; require developers to sign over their intellectual property rights in the game being developed; retain the right to abandon the game development and publishing effort at any time with little or no financial penalty; and keep such a high share of game revenues that developers can rarely build their own capital resources unless their game is exceptionally successful. Fig aspires to provide a publishing solution that does not overburden developers with such risks.

In its 15-year history, Double Fine has experienced business difficulties as well as successes. Eleven years ago, when Double Fine was in the late stages of developing its first game, the original Psychonauts, the publisher pulled out. Double Fine had to work to keep its development team together while finding a new publisher. Tim Schafer was later quoted as saying that, at that time, in 2005, Double Fine came “within a week of going out of business”. On other occasions, in the wake of other publisher changes, Double Fine has had to strain to keep staff or has had to lay off staff. In addition, Double Fine has had one project that was to be published by a third party publisher that was not published. This was a project aimed at mobile phone and smart TV platforms, undertaken during 2014, which the publisher canceled midway through development due to (as reported to Double Fine by the publisher) a change in internal focus at the publisher. Up until that point, Double Fine has reported to us that the project had passed all of its internal milestones and Double Fine had received positive feedback from the publisher. (At that time, that publisher in fact canceled multiple game development projects, which affected a number of developers across the video game industry.) For a further discussion of the risks that apply to Double Fine as a developer, please see “Risk Factors – Risks Related to The Current Game and Developer”.

It is the Company’s view that, based on its knowledge of Double Fine and its operations, including the information discussed above, and the fact that the game being developed is a sequel to a prior game, and therefore much is already determined as to its design, characters, voice actors, music and sound, Double Fine is qualified to deliver Psychonauts 2 on time and as agreed in the Psychonauts 2 License Agreement.

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Psychonauts 2 License Agreement

As of December 3, 2015, the Company entered into the Psychonauts 2 License Agreement with Double Fine to co-publish Psychonauts 2 on certain licensed platforms. As of the date of this offering circular, the Company and Double Fine have finalized the terms of an amended and restated Psychonauts 2 License Agreement, a copy of which is an exhibit to the offering statement in which this offering circular has been filed with the SEC. The material terms of this license agreement are described below.

Psychonauts 2 License Agreement Material Terms

Term	Description

Conditions

As conditions precedent to Fig entering into the license agreement:

●        Fig determined that the crowdfunding campaign for Psychonauts 2 on Fig.co, conducted in December 2015 and January 2016, was a success. The campaign raised $1.95 million in rewards crowdfunding for Double Fine. In addition, reservations were received for $1.87 million of investments in the Regulation A Offering.

●        Fig and Double Fine approved a mutually agreed Resource Schedule (as described below), pursuant to which Fig will provide portions of the Fig Funds to Double Fine over the course of development of Psychonauts 2. Fig expects to begin providing portions of the Fig Funds, from its general funds, following the qualification of this offering with the SEC, and to complete providing portions prior to the Game Delivery Date (as described below).

●        Fig completed its developer and game due diligence; and

●        Fig determined (including based on Double Fine’s representations in the license agreement) that the total development expense contemplated for the development of Psychonauts 2 in conformance with the terms of the license agreement will be covered by (i) the $1.95 million in rewards crowdfunding raised for Double Fine in the Psychonauts 2 crowdfunding campaign, (ii) funds of Double Fine’s, or that Double Fine reasonably believes will become available to it within a commercially reasonable timeframe, that will be spent on the development of the game and (iii) the Fig Funds (as described below).

Fig Funds

As described elsewhere in this offering circular, the standard model for the determination of the Fig Funds, intended to be followed by Fig in its game licensing efforts generally, is for the developer and Fig to agree on a range for the Fig Funds amount, then for a crowdfunding campaign to be conducted for the game, the results of which Fig will assess in deciding on the precise amount of Fig Funds it will pay. However, in the case of Psychonauts 2, the amount of the Fig Funds will be set differently, for a number of reasons, including because the amount raised for Double Fine in the rewards portion of the crowdfunding campaign was substantial, and because Fig is still developing its business. Specifically, the amount of the Fig Funds will be in the range of $600,000 to $3,000,000, to be finally determined at or prior to the closing of this offering. The developer revenue share to be paid to Double Fine (as described below) will be less to the extent the Fig Funds are higher. Therefore, the higher the Fig Funds amount, the higher the share of Psychonauts 2 sales receipts retained by Fig, and the higher the share of such receipts ultimately available to be paid as dividends to holders of Fig Game Shares – PSY2.

The Fig Funds will be paid out of Fig’s general funds. The Fig Funds may only be used to pay for the development of Psychonauts 2. The Fig Funds will be non-recoupable (except in certain circumstances if the license agreement is terminated).

Developer Obligations

Among other obligations, Double Fine must:

●        provide interim versions of the game for inspection once every calendar quarter, upon notice;

●        obtain Fig’s prior written consent before engaging any co-publisher, if the revenue sharing terms for that co-publisher would result in Fig receiving less than Fig’s revenue share under the license agreement;

●        other than pursuant to distribution and co-publishing agreements, not grant liens over its intellectual property in the game to third parties;

●        keep records of its use of the Fig Funds, which records Fig may examine upon notice;

●        meet with Fig on a quarterly basis; and

●        consult meaningfully with Fig on all material business matters pertaining to the development of the game.

License	Fig has a non-exclusive, irrevocable, perpetual, worldwide, fully paid up, sublicensable (across multiple tiers) right and license throughout the world to use, license, sublicense, sell, advertise, promote, publicly perform, distribute, display, and otherwise utilize Psychonauts 2 for and in connection with publishing, distributing, selling, licensing, advertising, marketing and promoting the game to distributors and consumers, including updates of and enhancements to the game.

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It is possible that Double Fine may accept additional development funds for Psychonauts 2 from a third party. Both Double Fine and Fig are of the view that additional spending on the development of the game could result in a more commercially appealing game and thereby raise sales receipts once the game is published. However, under the Psychonauts 2 License Agreement, if and to the extent Double Fine spends more on the development of the game, or licenses the game to additional co-publishers in order to bring in more development funding from such co-publishers, the share of receipts from game sales that will be due to Fig, and thereby ultimately to holders of Fig Game Shares – PSY2 in the form of dividends, if and to the extend such dividends are declared and paid, will be protected from possible reductions to the following extent: (1) Double Fine will be required under the license agreement to take commercially reasonable steps to have all sales receipts for the game initially collected by a co-publisher (including Double Fine) paid to Fig for further distribution, and (2) in the event a co-publisher deducts its revenue share from its sales receipts, then such deduction shall be offset by Fig against Double Fine’s revenue share payments. As a result, whether or not Double Fine devotes additional amounts to the development of Psychonauts 2, the terms of the Psychonauts 2 License Agreement will provide protections against dilution of the Company’s share of revenue from the game, and by extension the amounts ultimately available for distribution to holders of Fig Game Shares – PSY2 in the form of dividends.

Licensed Game	Psychonauts 2, a sequel to Double Fine’s earlier game, Psychonauts. Fig has no rights to any Psychonauts 2 downloadable content, or “DLCs”.
Licensed Platforms	All platforms except virtual reality, mixed reality and augmented reality platforms, including PlayStation VR, Oculus Rift, and Valve/HTC Vive.
Committed Platforms	Only those platforms designed for personal computer operating systems, including but not limited to: Microsoft Windows, Apple Macintosh and Linux. Double Fine is not obligated to deliver the game for other licensed platforms by any date or at all.

Game Delivery Date	For Committed Platforms, in a form suitable for platform certification no later than July 31, 2018.

Derivative Works Holdback

There will be no derivative works holdback for Psychonauts 2, meaning that Double Fine will not be required to wait for a period of time before releasing derivative works of the game (such as prequels, sequels or spinoffs).

Double Fine has announced plans to develop a virtual reality game entitled “Psychonauts in the Rhombus of Ruin”. Holders of Fig Game Shares – PSY2 will not benefit from sales of any such game.

Fig Service Fee	Fig will retain 0.1% of the sales receipts it receives in respect of Psychonauts 2, which shall be used to compensate Fig for publishing services and in support of Fig’s general operations and working capital needs. Fig has determined to charge Double Fine a Fig Service Fee that is lower than its standard fee of 5% because of Fig’s desire to work with Double Fine, as an established and widely known game developer, and its belief in the potential success of Psychonauts 2, because Fig is still developing its business, and because Double Fine was the first developer to permit Fig to use Fig.co to conduct a Regulation A Offering in respect of a game.

Developer revenue share

The sales receipts of Psychonauts 2 received by Fig, minus:

(i)      the Fig Service Fee and

(ii)     the remainder of such sales receipts (the “Adjusted Gross Receipts”) multiplied by the “Calculated Rate”.

With respect to Adjusted Gross Receipts of Psychonauts 2 up to $13,333,333, the “Calculated Rate” shall mean 2.5 times the total Fig Funds divided by $33,333,333. With respect to Adjusted Gross Receipts of Psychonauts 2 in excess of $13,333,333, the “Calculated Rate” shall mean the total Fig Funds divided by $33,333,333.

Termination for Cause

The developer and the Company shall each have the right to terminate the license agreement upon a material default or breach by the other party, which the breaching party is not able to remedy within thirty days.

Resource Schedule and Quarterly Meetings	The Fig Funds will be disbursed to Double Fine periodically pursuant to a resource schedule that Fig and Double Fine have agreed reflects the development timeline and objectives for the publishing of Psychonauts 2.

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Indemnification

The parties agree to mutual indemnification for claims arising out of: (i) breach of the license agreement; (ii) any claims by the indemnifying party’s creditors to the effect that the indemnified party is responsible or liable for the indemnifying party’s obligations; and (iii) the use of the licensed rights.

In addition, the Company has agreed to indemnify Double Fine for any claims alleging that Double Fine has violated securities laws in connection with the Psychonauts 2 License Agreement, and the Company must use best efforts to obtain insurance coverage in amounts of $1 million per occurrence and $1 million in the aggregate covering Double Fine for any such claims, which the Company has done. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be extended to any person as a result of the agreement described above, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

The foregoing description of the Psychonauts 2 License Agreement terms is a summary only and is qualified in its entirety by reference to the full Psychonauts 2 License Agreement, a copy of which is an exhibit to the offering statement in which this offering circular has been filed with the SEC.

The delivery date for Psychonauts 2, in a form suitable for platform certification by the Committed Platforms, as agreed by the Company and Double Fine, is no later than July 31, 2018. As a result, the Company is currently planning for the commercial release of Psychonauts 2 to occur on or about July 31, 2018, although the release date could be moved away from the delivery date in order to accommodate marketing plans that the Company does not expect to substantially finalize until early 2018.

Determination of the Amount of Fig Funds for Psychonauts 2

Elsewhere in this offering circular, in the section entitled “Our Business – Key Aspects of Our Business – Crowdfunding Campaigns – Fig Game Shares Portion of a Crowdfunding Campaign”, we describe how, in a typical crowdfunding campaign, we expect that Fig and the developer will enter into their license agreement with a range agreed for the Fig Funds amount, but without the precise amount of Fig Funds having been determined by Fig, and that by the end of the crowdfunding campaign, Fig will be able to determine, based on a number of factors (many of which will relate to Fig’s assessment of the success of the crowdfunding campaign), the precise amount of the Fig Funds within the range previously agreed.

In the case of Psychonauts 2, however, we have taken a different path. This is because the Psychonauts 2 crowdfunding campaign was our first crowdfunding campaign involving a Regulation A Offering; the Regulation A Offering relating to the Psychonauts 2 crowdfunding campaign (which is the offering being conducted through this offering circular) is our first Regulation A Offering of Fig Game Shares; and it has taken a substantial amount of time to finalize this offering. As a result, we expect to be able to determine the precise amount of the Fig Funds to be made in respect of Psychonauts 2 in the weeks following the qualification of this offering with the SEC under Regulation A. We intend to publicly disclose the precise amount of the Fig Funds to be made in respect of Psychonauts 2 once it is determined, by means of a supplement to this offering circular and the filing of a Current Report on Form 1-U with the SEC.

In the future, when we conduct crowdfunding campaigns and Regulation A Offerings relating to additional, different games, we anticipate being able to determine the precise amount of the Fig Funds earlier, because we expect that, with successive campaigns and offerings, we will become better able to estimate the future commercial potential of a particular game from the outcome of the related campaign, and better able to finalize the related Regulation A Offering more quickly.

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Fig Game Shares – PSY2

Fig Game Shares – PSY2 are designed to reflect the economic performance of the Psychonauts 2 License Agreement. The Fig Game Shares – PSY2 have the specific terms set forth in this offering circular in the section entitled “Summary – The Offering”, and the general terms common to all our Fig Game Shares that are set forth in this offering circular in the section entitled “Description of Company Securities – Preferred Stock”. All proceeds from the Shares will go into our general account, and will be used to support Fig’s operations and business activities generally.

As part of the crowdfunding campaign for Psychonauts 2 on Fig.co, conducted in December 2015 and January 2016, reservations were received for the purchase of $1.87 million of Fig Game Shares – PSY2. Upon qualification of this offering with the SEC, we will be able to complete sales of Fig Game Shares – PSY2. When we complete all the sales of Fig Game Shares – PSY2 in this offering, we will publicly disclose the final amount of Fig Game Shares – PSY2 sold, including by means of forms filed with the SEC that will be posted on the SEC’s website, in the EDGAR database.

Provided Psychonauts 2 is successfully developed and published, Fig will thereafter receive sales receipts from Psychonauts 2 pursuant to the Psychonauts 2 License Agreement and will share those receipts as follows: (1) Fig will deduct a service fee for itself; (2) Fig will allocate the remaining amount into a revenue share for Double Fine and a revenue share for itself, in the proportions described in greater detail below; and (3) Fig will pay 30% of its revenue share to the holders of Fig Game Shares – PSY2, in the form of dividends. Fig’s Board of Directors may in its discretion from time to time pay more than 30% of Fig’s revenue share from Psychonauts 2 to Fig Game Shares – PSY2 holders, if in its view business conditions permit it. Amounts will only become available for such revenue sharing and payment of dividends if and when Psychonauts 2 generates sales receipts, and the total amount available for Fig’s revenue share – and consequently for dividends – will depend on both the amount of Fig’s receipts from sales of Psychonauts 2 and the amount of funds Fig provides to Double Fine for the development of Psychonauts 2, as described in greater detail below. In all events, Fig’s Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. See “Our Dividend Policy”. Aggregate dividend amounts will be distributed equally among all holders of Fig Game Shares – PSY2, in proportion to the number of shares held, without regard to whether the shares were bought in this offering, an Accredited Investor Offering or otherwise. Fig has previously received orders for Fig Game Shares – PSY2 in a separate offering to accredited investors only; however, Fig will not sell more than a total of 6,000 Fig Game Shares – PSY2 across all its offerings of Fig Game Shares – PSY2.

Anticipated Allocation of Sales Receipts from Psychonauts 2

Elsewhere in this offering circular, in the section entitled “Our Business – Key Aspects of Our Business – Crowdfunding Campaigns – Fig Game Shares Portion of a Crowdfunding Campaign”, we provide illustrations and tables showing how the sales receipts from a typical game that we publish will be allocated and how dividends to holders of the related Fig Game Shares will be determined. The sharing of Psychonauts 2 sales receipts will be determined using the specific allocation and dividend formula illustrated in the table below. The starting amount of $60, in the second column of the table, is the price we expect a consumer will pay for one copy of Psychonauts 2, once Psychonauts 2 is launched, in a typical retail sales transaction in which, pursuant to the Psychonauts 2 License Agreement, all of that sales amount, minus the distributor’s fee, is due to Fig. The ending amount, at the bottom of the last column of the table, is the amount available for dividend generated by that one sale. Investors should note that, because this dividend scenario is presented on a per-game basis, rather than a per-share basis, the ending amount would be divided evenly among all Fig Game Shares – PSY2 outstanding, up to 6,000 shares if all the shares in this offering are sold. This table embodies a number of assumptions, and is presented for illustrative purposes only. Although we believe the assumptions represent fair estimates of how the sharing of Psychonauts 2 sales receipts will work, there can be no assurance that any one or more of these assumptions will in fact apply, and in particular there can be no assurance that Psychonauts 2 will be successfully developed and published and will generate sales receipts that are sufficient to pay Double Fine, Fig and holders of Fig Game Shares – PSY2 as contemplated below.

Anticipated Allocation of Receipts from the Sale of One Psychonauts 2 Game

Psychonauts 2 sales price paid by customer to distributor (1)		$60.00
Minus distributor’s fee (assumed to be 30%) (2)		-18.00
Equals gross receipts to Fig		$42.00
Minus Fig Service Fee (0.1%) (3)		-0.04
Equals adjusted gross receipts		$41.96
Minus developer’s revenue share(4)		-36.30
Equals Fig’s revenue share (5)		$5.66
Multiplied by 30%	x	0.30

Equals aggregate dividends to Fig Game Shares – PSY2 holders (6)			$1.70
			(to be divided evenly among all such shares outstanding, up to 6,000 if all shares in this offering are sold)

(1)

$60 is a typical current retail price for a game such as Psychonauts 2. The actual retail price of Psychonauts 2 will not be set until the game is ready for marketing and sale. In addition, the retail price of a game is subject to discounting by the publisher and by distributors (typically with the acquiescence of the publisher). A game that sells well may maintain its retail price for a year or more, although games that sell less well are typically discounted faster, in order to spur sales volumes. Were the game sales price in the table above to be discounted to $30, the resulting dollar amounts in the table above would all be halved, and the aggregate dividends to Fig Game Shares holders would be $0.85.

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(2)	30% of the retail price is a typical amount for a distributor currently to charge for selling a game such as Psychonauts 2.

(3)

Fig has determined to charge Double Fine a Fig Service Fee that is lower than its standard fee of 5% because of Fig’s desire to work with Double Fine, as an established and widely known game developer, and its belief in the potential success of Psychonauts 2, because Fig is still developing its business, and because Double Fine was the first developer to permit Fig to use Fig.co to conduct a Regulation A Offering in respect of a game.

(4)	Double Fine’s revenue share will be equal to the adjusted gross receipts minus Fig’s revenue share. Fig’s revenue share will be calculated as follows: until the adjusted gross receipts equal $13,333,333, Fig’s revenue share will be equal to 2.5 times the Fig Funds divided by $33,333,333, expressed as a percentage; and after the adjusted gross receipts equal $13,333,333, Fig’s revenue share will be equal to the Fig Funds divided by $33,333,333, expressed as a percentage. The amount of Fig Funds for Psychonauts 2 has not been finally determined, for the reasons specified above under the heading “– Determination of the amount of Fig Funds for Psychonauts 2”, but it will fall within the range of $600,000 to $3 million. For the illustrative purposes of the table above, we assume that the Fig Funds will be set at $1,800,000, which is the midpoint of the range of $600,000 to $3 million, and that adjusted gross receipts have not yet reached $13,333,333. Below, we compare the effects of the Fig Funds being set at $1,800,000, $600,000 and $3 million, both before and after adjusted gross receipts reach $13,333,333, on the allocation of an assumed $41.96 of adjusted gross receipts from the sale of one Psychonauts 2 game at the retail price of $60.00:

If the Fig Funds were…	$1,800,000			$600,000		$3,000,000
	% of AGR	$		% of AGR	$	% of AGR	$
Until $13,333,333 in Adjusted Gross Receipts (“AGR”):
Developer’s revenue share	86.50%	$36.30	*	95.50%	$40.07	77.50%	$32.52
Fig’s revenue share	13.50%	$5.66	*	4.50%	$1.89	22.50%	$9.44
Aggregate dividends to Fig Game Shares – PSY2 holders**		$1.70	*		$0.57		$2.83

After $13,333,333 in Adjusted Gross Receipts (“AGR”):
Developer’s revenue share	94.60%	$39.69		98.20%	$41.20	91.00%	$38.18
Fig’s revenue share	5.40%	$2.27		1.80%	$0.76	9.00%	$3.78
Aggregate dividends to Fig Game Shares – PSY2 holders**		$0.68			$0.23		$1.13

*	As also shown in prior table.
**	To be divided evenly among all such shares outstanding, up to 6,000 if all shares in this offering are sold.

As the figures above illustrate, the lower the amount of Fig Funds is finally determined to be, the lower Fig’s revenue share will be, and the lower the amount of dividends on Fig Game Shares – PSY2; for the same reasons, the higher the amount of Fig Funds is finally determined to be, the higher Fig’s revenue share will be, and the higher the amount of dividends on Fig Game Shares – PSY2.

(5)	Fig’s revenue share will always equal 100% of adjusted gross receipts minus the developer’s revenue share.

(6)	Fig’s Board of Directors may in its discretion from time to time pay more than 30% of Fig’s revenue share to Fig Game Shares – PSY2 holders, if in its view business conditions permit it. In all events, Fig’s Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. See “Our Dividend Policy”.

Dividends on Fig Game Shares – PSY2 will be declared every six months, as of every May 15 and November 15, and paid thereafter, in all events after such time (if ever) as Psychonauts 2 is successfully developed and published and Fig begins to receive Psychonauts 2 sales receipts.

For a step-by-step textual explanation of our dividend policy, see “Our Dividend Policy”.

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Transfer Restrictions Imposed on Fig Game Shares – PSY2

No holder of Fig Game Shares – PSY2 shall, directly or indirectly, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of such shares, in whole or in part, except under circumstances that would constitute compliance with the restrictions imposed by Rule 144 under the Securities Act of 1933 on the transfer of securities of issuers that are not subject to the reporting requirements of sections 13 or 15(d) of the Securities Exchange Act of 1934. Such circumstances must be demonstrated to the Company prior to such disposition, by means of a certification as to the facts of the proposed disposition and any other document or documents, including without limitation an opinion of counsel, as the Company may require in its discretion, each such document being in form and substance satisfactory to the Company in its discretion.

Our Ability to Void a Sale of Fig Game Shares – PSY2

Fig has the right to void a sale of Fig Game Shares – PSY2 made by it, and cancel the shares or compel the shareholder to return them to us, if Fig has reason to believe that such shareholder acquired such Fig Game Shares as a result of a misrepresentation, including with respect to such shareholder’s representation that it is a “qualified purchaser” or an “accredited investor” as defined pursuant to Regulation A or Regulation D promulgated under the Securities Act, respectively, or if the shareholder or the sale to the shareholder is otherwise in breach of the requirements set forth in Fig’s certificate of incorporation, certificates of designations or bylaws, copies of which are exhibits to the offering statement in which this offering circular has been filed with the SEC.

Cancellation by the Company of Fig Game Shares – PSY2

Our Board of Directors may at any time following the seven-year anniversary of the Psychonauts 2 Game Delivery Date resolve to cancel the series of Fig Game Shares – PSY2, if at such time the average quarterly sales receipts in respect of sales of Psychonauts 2 received by Fig over the four immediately preceding, completed fiscal quarters is less than $25,000 per quarter. Such cancellation would mean that all rights of a holder of Fig Game Shares – PSY2 would cease and such holder would no longer be entitled to dividends or any other economic or other benefit. The ability of our Board of Directors to cancel a series of Fig Game Shares is intended to help the Company phase out particular Fig Game Shares series after the associated game is no longer producing enough income to support the costs of administering the series. However, there is a possibility that a game could see a resurgence of sales after the associated series of Fig Game Shares has been cancelled and, in such event, the former holders of the Fig Game Shares who have had their Fig Game Shares cancelled would not benefit from such sales.

Fig’s Board of Directors, in its discretion, may also cancel the series of Fig Game Shares – PSY2 in connection with paying a dividend in respect of or redeeming the Fig Game Shares – PSY2 in the event of a Disposition Event in which all or substantially all of the Game Shares Asset corresponding to the Fig Game Shares – PSY2 is disposed of. See “—Dividend or Redemption upon Disposition of Psychonauts 2 Game Shares Asset”, below.

Dividend or Redemption upon Disposition of Psychonauts 2 Game Shares Asset

In the event of a Disposition Event (as defined below), on or prior to the 120th day following the consummation of such Disposition Event, Fig’s Board of Directors, in its discretion, may, but is not required to:

(i)	declare and pay a dividend in cash, securities (other than shares of Fig Game Shares – PSY2) or other assets of the Company, or any combination thereof, to the holders of Fig Game Shares – PSY2, with an aggregate Fair Value (as defined in our certificate of incorporation) equal to the Allocable Net Proceeds (as defined in our certificate of incorporation) of such Disposition Event as of the Determination Date (as defined in our certificate of incorporation), such dividend to be paid on all shares of Fig Game Shares – PSY2 outstanding as of the Determination Date on an equal per share basis; and thereafter, in its discretion, cancel the series of Fig Game Shares – PSY2 if permitted under the terms described above under “ – Cancellation by the Company of Fig Game Shares – PSY2”; or

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(ii)	if such Disposition Event involves all (and not merely substantially all) of the Game Shares Asset corresponding to the Fig Game Shares – PSY2, redeem all outstanding shares of Fig Game Shares – PSY2 for cash, securities (other than shares of Fig Game Shares – PSY2) or other assets of the Company, or any combination thereof, with an aggregate Fair Value equal to the Allocable Net Proceeds of such Disposition Event as of the Determination Date, such aggregate amount to be allocated among all shares of Fig Game Shares – PSY2 outstanding as of the Determination Date on an equal per share basis; or

(iii)	combine all or any portions of (i) or (ii) above on a pro rata basis among all holders of Fig Game Shares – PSY2.

For purposes of the foregoing, “Disposition Event” means the sale, transfer, exchange, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) by the Company or any of its affiliates, in one transaction or a series of related transactions, of a Game Shares Asset, or substantially all of a Game Shares Asset, or any of the Company’s or any such affiliate's interests therein, to one or more persons or entities.

For purposes of the foregoing, “Game Shares Asset corresponding to the Fig Game Shares – PSY2” means, as of any date, with respect to the Fig Game Shares – PSY2, (i) all assets, liabilities and businesses of the Company to the extent attributed to the publishing rights held by the Company under the Psychonauts 2 License Agreement; (ii) all assets, liabilities and businesses acquired or assumed by the Company for the account of such publishing rights, or contributed, allocated or transferred to the Company in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights, or indebtedness of the Company incurred in connection with such publishing rights), in each case, after the date of the Fig Game Shares – PSY2 preferred stock designation; and (iii) the proceeds of any disposition of any of the foregoing.

Liquidation, Dissolution, etc.

In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of Fig Game Shares – PSY2 shall be entitled to receive (x) all dividends and other distributions declared on such series of Fig Game Shares by our Board of Directors but not yet paid, plus (y) an amount equal to the value of the total assets of the corresponding Game Shares Asset corresponding to the Fig Game Shares – PSY2 (as defined above) less the total liabilities of such Game Shares Asset, in each case ratably in proportion to the number of shares of Fig Game Shares – PSY2 held by them; but in such event such holders shall not be entitled to any additional amounts.

Other Matters Specific to the Current Game, Developer and Shares

Conflicts of Interest

Please see “Interests of Management and Others in Certain Transactions” and “Risk Factors” for a description of significant actual, potential and perceived conflicts of interest among the Company, our Parent, and other relevant persons.

In addition, in regard to the developer and game to which this offering relates, Double Fine, the developer of Psychonauts 2, owns shares of our Parent and warrants to acquire additional shares. Tim Schafer, the Chief Executive Officer and founder of Double Fine, is a member of the Board of Directors of our Parent, is a significant shareholder of our Parent and hold options to acquire additional shares of our Parent. Mr. Schafer’s biography can be found in “Directors, Executive Officers and Other Significant Individuals – Advisory Board of Our Parent”. Justin Bailey, our CEO and sole director, was previously COO of Double Fine, a position he held from July 2012 to March 2015, which overlapped with his positions at our Parent, which was formed in October 2014.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis contains forward-looking statements. You should not place undue reliance on forward-looking statements, and you should consider carefully the statements made in “Risk Factors” and elsewhere in this offering circular that identify important factors that could cause actual outcomes to differ from those expressed or implied in our forward-looking statements, and that could materially and adversely affect our business, operating results and financial condition.

This Management’s Discussion and Analysis should be read together with the financial statements and notes thereto, included elsewhere in this offering circular.

Overview

Our company was incorporated on October 8, 2015 in Delaware as a wholly owned subsidiary of Loose Tooth Industries, Inc., our Parent. We have only recently begun operations and has to date relied substantially on our Parent for support in the conduct of our business. We have not yet earned a significant amount of revenues and we have little operating history, which may make it difficult for potential investors to evaluate our business and assess our future viability and prospects. We have, at this time, limited assets and resources and receive substantial ongoing support from our Parent under the Cost Sharing Agreement, which is described in more detail in “Our Business— Cost Sharing Agreement with Our Parent”. Pursuant to the Cost Sharing Agreement, our Parent provides the Company with management and administrative services, as well as services relating to information technology support, distribution rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance. The services of our executive management and other personnel are currently performed by employees and principals of our Parent, and the costs of such services are allocated between the Company and our Parent pursuant to the Cost Sharing Agreement.

Results of Operations of the Company

Prior to formation on October 8, 2015, the Company did not operate as a separate legal entity. Accordingly, the Company’s financial statements prior to formation have been prepared on a “carve-out” basis from the Parent’s accounts and reflect the historical accounts directly attributable to the Company together with allocations of costs and expenses incurred by the Parent. These allocations may not be reflective of the actual level of assets, liabilities, income or costs that would have been incurred had the Company operated as a separate legal entity. All transactions between the Parent and us, prior to the Company’s formation, were classified as net transfers from the Parent in the condensed consolidated balance sheets. The Parent was formed in October 2014 but operations did not commence until April 2015.

The Company's condensed consolidated statements of financial condition at March 31, 2016 and the Company's condensed consolidated statement of operations for the six months ended March 31, 2016 are presented based on the Company’s actual results as a stand-alone company. We did not have any operation activities during the six months ended March 31, 2015.

During the six months ended March 31, 2016 approximately $734,000 in expenses were allocated to us from our Parent, which were comprised of approximately $333,000 in salaries and benefits, $21,000 in occupancy costs, $171,000 in professional fees, $51,000 in stock based compensation costs, $113,000 in marketing and promotion costs, $13,000 in travel expense and $32,000 in other general and administrative expenses.

For the period from October 27, 2014 (inception) to September 30, 2015, the Company incurred approximately $389,000 in expenses, comprised of approximately $83,000 in salaries and benefits to the employees, $2,400 in occupancy costs, $216,000 in professional fees, $1,800 in stock based compensation costs, $57,000 in marketing and promotion, $16,000 in travel expense, and $13,000 in other general and administrative expenses.

Since September 30, 2015, we have entered into three principal video game co-publishing license agreements, for the games Psychonauts 2, Jay and Silent Bob Chronic Blunt Punch and Consortium: The Tower. The development of each of Psychonauts 2, Jay and Silent Bob Chronic Blunt Punch and Consortium: The Tower is underway. In addition, an affiliate of Fig is publishing Outer Wilds, which was the first game to be promoted on Fig.co and whose development is underway.

Moreover, we have near-term prospects for entering into additional game publishing license agreements that we believe represent substantial commercial opportunities.

Subsequent to March 31, 2016, the Company has begun providing marketing services to third parties with whom it has not entered into co-publishing license agreements. The Company has generated approximately $5,400 in revenue from the provision of such services. The Company expects to expand its provision of such services in the future, although currently it can provide no assurance as to the size of any additional revenues it may earn from providing such services.

If we are able to complete our contemplated offering under Regulation A, we expect to incur increased expenses as a result of being a public reporting company under the rules applicable to companies that have conducted Regulation A offerings (for legal, financial reporting, accounting and auditing compliance), as well as for business operations, business development and other general corporate expenses. We expect that our legal fees per offering will decrease after our first offering or first few offerings.

Our employees are also employees of our Parent, and the allocation of expenses to pay the salaries of such employees is set forth in the Cost Sharing Agreement. We share operating space with our Parent, in San Francisco, California.

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Liquidity and Capital Resources of the Company

To date, we have relied substantially on our Parent for liquidity and capital resources. As indicated in the financial statements included elsewhere in this offering circular, as of March 31, 2016, we had approximately $8,000 in cash and approximately $1.1 million in accumulated deficit. Net cash used in operating activities during the six months ended March 31, 2016 was $20 and net cash provided by financing activities was $8,000. In July 2016, the Parent contributed $1 million to us for working capital needs.

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. To date, we have depended substantially on our Parent to fund our operations and there is a risk that we and our Parent may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As such, there is substantial doubt regarding our ability to continue as a going concern. The accompanying condensed consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Current agreements relating to our operations, such as rental commitments, are in the name of our Parent. Following the completion of this offering, we will continue to operate under the Cost Sharing Agreement, pursuant to which our Parent and us agree to share costs of the support and services provided by our Parent. See “Our Business – Cost Sharing Agreement with Our Parent”.

Under the video game co-publishing license agreements we have entered into, we have incurred the following material contractual commitments:

Game Title	Fig Funds Committed

Outer Wilds (1)	Fig Funds in an amount ranging from $34,000 to $75,000.

Psychonauts 2	Fig Funds in the amount ranging from $600,000 to $3 million (to be finally determined at or prior to the closing of this offering(2)).

Jay and Silent Bob Chronic Blunt Punch	Fig Funds in an amount up to $400,000.

Consortium: The Tower	Fig Funds in an amount up to $300,000.

(1)	Being published by an affiliate of Fig.

(2)	See “The Current Game, Developer and Shares – Fig Game Shares – PSY2 – Anticipated Allocation of Sales Receipts from Psychonauts 2”.

We are not otherwise committed to make any material capital expenditures, and other agreements relating to our operations, such as rental commitments, are in the name of our Parent. Following the completion of this offering, we will continue to operate under the Cost Sharing Agreement, pursuant to which we and our Parent have agreed to share costs of the support and services provided by our Parent. See “Our Business – Cost Sharing Agreement with Our Parent”.

Game-Specific Accounting

Accounting for a Particular Game’s Sales

Fig expects to receive sales receipts in respect of each particular game net of distributors’ fees. Fig will deposit the amounts it receives in respect of each particular game into a separate account or sub-account under Fig’s control (each, a “sub-account”). As described in more detail under “Our Dividend Policy”, as to each sub-account, Fig will then, on a regular basis, retain for itself the applicable Fig Service Fee, allocate the remainder into the developer’s revenue share and Fig’s revenue share and, from the Fig revenue share, allocate the applicable specified portion for dividends to holders of the related Fig Game Shares. No dividends will be paid unless declared by our Board of Directors. We expect that, typically, Fig’s Board of Directors will retain for itself the discretion from time to time to pay more than the specified portion of Fig’s revenue share from that game to holders of the related Fig Game Shares, if in its view business conditions permit it. In all events, Fig’s Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. See “Our Dividend Policy”.

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Fig intends to report, on a public, regular basis, on its allocation of sales receipts by game, by including the following table in its annual and semi-annual reports filed publicly with the SEC, updated to reflect the indicated information for the periods covered by such reports:

Allocation of Sales Receipts by Game

For the Six-Month Period Ended March 31, 2016 (Unaudited) (1)

Fig Game (2)	Gross Receipts to Fig	Fig Service Fee			Adjusted Gross Receipts	Fig’s Revenue Share	Specified Portion for Dividends on Related Fig Game Shares		Aggregate Dividends on Related Fig Game Shares

Outer Wilds	$0	$	NA	(3)	$0	$0	NA	(3)	$0

Psychonauts 2	$0		$0		$0	$0	30%		$0

Jay and Silent
Bob Chronic
Blunt Punch	$0		$0		$0	$0	NA	(4)	$0

(1)	This table has not been prepared in accordance with generally accepted accounting principles, or GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

(2)	After March 31, 2016, Fig entered into a license agreement to publish the game Consortium: The Tower.

(3)	Outer Wilds is being published by an affiliate of Fig. Outer Wilds was the first game to be promoted on Fig.co, and the structure relating to its associated license agreement and securities differs from the structures Fig is using in relation to Fig Game Shares. Fig Productions 1 LLC, an affiliate of Fig, is a party to the Outer Wilds license agreement and may make distributions related to sales and assets attributed to that license agreement to the holders of Tranche 1 Units issued by that affiliate.

(4)	Not yet determined, as the planned Regulation A Offering in respect of this game has not yet begun.

Accounting for a Particular Game’s Assets and Liabilities

In the event Fig were to dispose of assets and liabilities related to a particular game, under the certificates of designations of Fig’s respective series of Fig Game Shares, Fig’s Board of Directors may, in its discretion, but is not required to, declare and pay to the holders of the related series of Fig Game Shares a dividend in cash or other assets with a value equal to the allocable net proceeds of that disposition, or redeem the outstanding shares of that series of Fig Game Shares for cash or other assets with a value equal to the allocable net proceeds of that disposition. In addition, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of Fig, under the certificates of designations of Fig’s respective series of Fig Game Shares, holders of a particular series of Fig Game Shares shall be entitled to receive, in addition to declared or accrued dividends that have not been paid, an amount equal to the value of the total assets attributed to the related game less the total liabilities attributed to the related game. For a more complete description of these rights of Fig Game Share holders, see “Description of Company Securities — Preferred Stock”, and the certificates of designations of Fig’s respective series of Fig Game Shares filed with the SEC.

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Fig intends to keep track of those of its assets and liabilities that should be attributed to particular games according to the terms of the certificates of designations of its respective series of Fig Game Shares, and to report, on a public, regular basis, on its attribution of assets and liabilities by game, by including the following table in its annual and semi-annual reports filed publicly with the SEC, updated to reflect the indicated information as of the dates covered by such reports:

Allocation of Assets and Liabilities by Game
As of March 31, 2016 (Unaudited) (1)

Fig Game (2)	License Agreement Assets (3)		Other Assets (4)		License Agreement Liabilities (5)		Other Liabilities(6)		Net Equity (7)

Outer Wilds (8)	$	NA	$	NA	$	NA	$	NA	$	NA

Psychonauts 2		$0		$0		$0		$0		$0

Jay and Silent Bob
Chronic Blunt
Punch		$0		$0		$0		$0		$0

(1)	This table has not been prepared in accordance with generally accepted accounting principles, or GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

(2)	After March 31, 2016, Fig entered into a license agreement to publish the game Consortium: The Tower.

(3)	Includes cash on hand, accounts receivable, prepaid expenses and other assets of Fig to the extent attributed to the publishing rights held by Fig under the related game license agreement.

(4)	Includes assets acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation, and the proceeds of any disposition of any License Agreement Assets or Other Assets.

(5)	Includes accrued liabilities, accounts payable and other liabilities of Fig to the extent attributed to the publishing rights held by Fig under the related game license agreement.

(6)	Includes liabilities acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including indebtedness of Fig incurred in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation.

(7)	Equals the sum of the amounts in the columns to the left.

(8)	Outer Wilds is being published by an affiliate of Fig. Outer Wilds was the first game to be promoted on Fig.co, and the structure relating to its associated license agreement and securities differs from the structures Fig is using in relation to Fig Game Shares. Fig Productions 1 LLC, an affiliate of Fig, is a party to the Outer Wilds license agreement and may make distributions related to sales and assets attributed to that license agreement to the holders of Tranche 1 Units issued by that affiliate.

No Stand-Alone Audits

The application of the relevant allocation and dividend formulas to sales receipts received by Fig, and the allocation of relevant assets and liabilities to particular games, will be undertaken on a regular basis by Fig’s accounting staff; the records generated thereby will be part of Fig’s accounting records and subject to Fig’s internal accounting controls; and Fig will publicly disclose, in its annual and semi-annual reports filed with the SEC, tables containing the information set forth above for each of its licensed games during the relevant periods covered in those reports. These tables will not be prepared in accordance with generally accepted accounting principles, or GAAP. Non-GAAP disclosures have limitations as analytical tools; should not be viewed as a substitute for or in isolation from GAAP financial measures; and may not be comparable to other companies’ non-GAAP financial measures. In addition, Fig does not plan to have the calculations resulting from, or the methodologies underlying, the foregoing procedures subjected to stand-alone audits. As a result, our allocations of revenues and assets to each series of Fig Game Shares will not be audited on a periodic basis. There can be no assurance that there will not be errors or misstatements in those calculations, methodologies and applications, which could reduce Fig’s revenue share from a particular game, the dividends available to holders of the related series of Fig Game Shares or the assets attributed to a specific game, or increase the liabilities attributed to a specific game, or some combination of the foregoing.

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DIRECTORS, EXECUTIVE OFFICERS AND OTHER SIGNIFICANT INDIVIDUALS

The directors, executive officers and other significant individuals of the Company, and their positions, ages, terms of office and approximate hours of work per week are as follows:

Name	Position (1)	Age	Term of Office	Approximate hours per week for part-time employees

Director:
Justin Bailey	Sole Director	41	Began October 8, 2015	(1)

Executive Officer:
Justin Bailey	Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer	41	Began October 8, 2015	(1)

Other Significant Employees:
Jonathan Chan	Vice President, Business Development and Strategy	40	Began October 8, 2015	(1)

(1)	Our Chief Executive Officer and sole director, Justin Bailey, is also the CEO and a director of our Parent, and our Vice President, Business Development and Strategy, Jonathan Chan, holds the same vice president’s position at our Parent, also. As part of their duties in their roles at our Parent, they each devote a substantial portion of their working time to the Company and its business. For a description of the Cost Sharing Agreement under which employee expenses in regard to them may be shared by us and our Parent, please see “Our Business — Cost Sharing Agreement with Our Parent”.

There are no family relationships between any two or more directors, executive officers or significant employees of the Company. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Director of the Company

Justin Bailey, Sole Director

Mr. Bailey has served as the Company’s sole director and Chief Executive Officer since inception. He has also served as Chief Executive Officer of our Parent since he founded our Parent in late 2014. Mr. Bailey's work in video games includes experience publishing a variety of premium, free-to-play, and mobile games, such as Broken Age (formerly known as Double Fine Adventures), Massive Chalice, and Middle Manager of Justice. Mr. Bailey previously served as the Chief Operating Officer of Double Fine Productions, Inc. a position he held from July 2012 to March 2015 where he established a new independent publishing label called “Double Fine Presents”. His responsibilities included running publishing, operations, and studio strategy. From August 2011 to June 2012, Mr. Bailey worked with various investors and investment groups interested in funding video games. From January 2010 to July 2011, Mr. Bailey served as Vice President, Business Planning and Development at Perfect World Entertainment where he lead all acquisitions, investments, licensing, strategic planning, and developer relations activities in North America, Korea, and Europe, and from 2008 to 2010 he served in business development at Namco Bandai Games America where he participated in mid-term M&A strategy, ran greenlight committees, and created title forecasts and P&Ls. Mr. Bailey holds a Bachelor of Business Administration degree from the M.J. Neeley School of Business, Texas Christian University.

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Executive Officer of the Company

Justin Bailey, Chief Executive Officer

Justin Bailey has served as Chief Executive Officer of the Company since its inception. Please see his biography above under “Directors, Executive Officers and Other Significant Individuals — Director of the Company”.

Other Significant Employees of the Company

Jonathan Chan, Vice President, Business Development and Strategy

Jonathan Chan has served as Vice President, Business Development and Strategy of the Company since August 2015. From 2010 to 2015, Mr. Chan served as Senior Director, Business Development for Electronic Arts, where he led a business development team focused on digital publishing. At Electronic Arts, Inc., he worked with independent developers on deals with EA Partners, Electronic Arts’ third party publishing arm, and Origin, Electronic Arts’ PC game storefront and community. From 2006 to 2010, Mr. Chan was an investment banker with McNamee Lawrence & Co., a boutique investment bank, where he advised technology companies on mergers and venture capital transactions. From 2001 to 2006, Mr. Chan served as a corporate and securities lawyer at the law firm Wilson Sonsini Goodrich & Rosati, where he advised technology companies on mergers and venture capital transactions. Mr. Chan holds a B.A. in Economics and Political Science from Rice University and a J.D. from Harvard Law School.

Mr. Chan will devote a substantial portion of his work time to the Company, and the Company will pay of Mr. Chan’s compensation under the Cost Sharing Agreement.

Board of Directors of Our Parent

Justin Bailey

Mr. Bailey has served as a director of our Parent since its inception. Please see his biography under “Directors, Executive Officers and Other Significant Individuals — Director of the Company”.

Tim Schafer

Mr. Schafer has served as a director of our Parent since March 2015. Mr. Schafer is a games industry veteran, and has served as the Chief Executive Officer of Double Fine Productions, Inc. since its inception in July 2000, which he founded after his departure that year from LucasArts, where he had helped design and develop many games, including Grim Fandango. Double Fine Productions, Inc. is the developer of many critically acclaimed video games, including the original Psychonauts and Brütal Legend. In February 2012, Mr. Schafer launched a record-breaking multi-million dollar crowdsourced funding campaign, Double Fine Adventure (ultimately named Broken Age), becoming the most funded and backed project ever on Kickstarter at that time, helping to establish Kickstarter and other crowdfunding mechanisms as a viable alternative to traditional venture capital and publisher funding for niche video game titles. In 2012, Mr. Schafer was listed among Fast Company’s Top 100 Most Creative People, and in 2006, he received a BAFTA Video Games Best Screenplay award for the original Psychonauts. Mr. Schafer received a bachelor’s degree from the University of California, Berkeley. For additional details regarding Mr. Schafer, see “Interests of Management and Others in Certain Transactions”.

Nabeel Hyatt

Mr. Hyatt has served as a director of our Parent since March 2015. Mr. Hyatt is an early-stage investor and supporter of entrepreneurs building hardware, software and services startups that offer creative solutions to practical, everyday problems. Since February 2012, Mr. Hyatt has served as a partner at Spark Capital, a venture capital firm that invests in startup companies. Mr. Hyatt previously served as General Manager at Zynga Inc. from 2010 to 2012. Prior to that, Mr. Hyatt served as Chief Executive Officer of Conduit Labs, a social gaming startup company he co-founded in 2007, until August 2010 when it was acquired by Zynga, Inc. From August 2001 to November 2005, Mr. Hyatt helped start and then lead product development at Ambient Devices, an MIT Media Lab spin-out that worked with designers such as Yves Behar and Frank Gehry to bring a blend of IT and modern design to consumers. Mr. Hyatt received a B.A. in Design from the Maryland Institute College of Art, and studied Computer Science at Purdue University.

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Officers of Our Parent

Mr. Bailey has served as Chief Executive Officer of our Parent since its inception. Please see his biography under “Directors, Executive Officers and Other Significant Individuals — Director of the Company”.

Advisory Board of Our Parent

Our Parent has an Advisory Board consisting of the following persons:

Tim Schafer

Mr. Schafer has served as a director of our Parent since March 2015. Please see his biography under “Directors, Executive Officers and Other Significant Individuals — Board of Directors of Our Parent”.

Alex Rigopulos, Chief Creative Officer of Harmonix Music Systems, Inc.

Mr. Rigopulos co-founded Harmonix Music Systems, Inc., a video game development company, in 1995 with the mission of inventing new ways for non-musicians to experience the joy of making music, and served as Chief Executive Officer of Harmonix until May 2014 when he became the Chief Creative Officer. Prior to Harmonix, Alex studied computer music at the MIT Media Lab and music composition at MIT.

Feargus Urquhart, CEO of Obsidian Entertainment

Mr. Urquhart has been active in the video game industry since 1991, and rose to become the President of Black Isle Studios in the late 1990s. In June 2003, Mr. Urquhart co-founded Obsidian Entertainment, and he has served as its Chief Executive Officer since its founding. Obsidian Entertainment is one of the world's premiere role-playing game development studios. Focusing on role-playing games (RPGs), Mr. Urquhart has helped develop or publish the video games Baldur’s Gate ; Fallout 1 & 2 ; Fallout: New Vegas ; Planescape : Torment ; South Park: The Stick of Truth ; and Pillars of Eternity.

Aaron Isaksen, Co-President and CEO of AppAbove Games

Mr. Isaksen is an early investor in our Parent and has been working in the digital entertainment and games industry since 1999. In June 2003, Mr. Isaksen co-founded AppAbove Games, a mobile games developer and publisher, where he currently serves as Co-President and Chief Executive Officer. In 2010, he also co-founded Indie Fund, a funding source for independent game developers. Since July 2014, Mr. Isaksen has served as Chairman of IndieBox, and he served as festival chair for IndieCade East 2014, a conference and festival celebrating independent video games. Mr. Isaksen is a frequent speaker at game conferences and a well-respected authority in the interactive entertainment industry. Mr. Isaksen received a Master’s degree in Electrical Engineering and Computer Science (EECS) from the Massachusetts Institute of Technology (MIT) in 2001 and a Bachelor’s degree in EECS from UC Berkeley in 1998. Mr. Isaksen is also a Ph.D. Student at the NYU Polytechnic School of Engineering Game Innovation Lab.

Brian Fargo, Chief Executive Officer of inXile Entertainment

Mr. Fargo has been in the games business since its infancy having founded Interplay Entertainment in 1983, where he served as Chief Executive Officer until 2001. Interplay Entertainment became a top 5 PC games publisher in the mid-1990s, having produced some of the most well known video game franchises in the industry, including Bard’s Tale, Wasteland and Fallout. Interplay Entertainment also helped to launch the careers of the founders of some of the biggest video game developers in the world, such as Blizzard, Bioware and Treyarch. While at Interplay Entertainment, Mr. Fargo brought Universal/MCA in as an equity partner and later took Interplay Entertainment public in 1998. In addition, Mr. Fargo has served on the board of the Interactive Digital Software Association, given key speeches at the industry's leading shows. Most recently, he was the keynote speaker at GDC China in November 2011. Mr. Fargo formed inXile Entertainment in January 2002, where he serves as Chief Executive Officer, a position he has held since its inception, and has recently helped raise just under $3 million with crowdsourced funding via Kickstarter for inXile Entertainment’s newest project, Wasteland 2.

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Studio Partner Agreements

The Company believes that its initial success will in part be dependent on its ability to attract established developers to engage the Company to publish their games, including follow-ons to games that already have existing fan bases. As one of its methods of seeking to attract established developers to Fig.co and to our Company, our Parent has entered into four agreements, which we refer to as “Studio Partner Agreements”. Pursuant to these Studio Partner Agreements, as amended, the developers have received warrants to purchase common stock of our Parent, which warrants vest and become exercisable upon the applicable developer launching a rewards crowdfunding campaign on Fig.co and engaging the Company to publish or co-publish one of its games. Pursuant to the Studio Partner Agreement with Double Fine, Double Fine’s warrants to purchase 276,186 shares of common stock of our Parent vest in connection with Fig’s co-publishing of Psychonauts 2.

The developers and the number of shares of our Parent they may purchase pursuant to the warrants they received pursuant to their respective Studio Partner Agreements, when such warrants vest, are as follows:

Developer	Number of Shares of Our Parent that May be Purchased Pursuant to Warrants Granted
Double Fine Productions, Inc.	276,186 shares
Harmonix Music Systems, Inc.	200,000 shares
Obsidian Entertainment	276,186 shares
inXile Entertainment	276,186 shares

Advisory Board Agreements

The Company believes that its initial success will in part be dependent on its ability to attract qualified video game industry professionals to provide the Company with ongoing industry- and market-related advice. As one of its methods of seeking to attract qualified advisors for the Company, our Parent has entered into agreements, which we refer to as “Advisory Board Agreements”, with the four members of its Advisory Board, who provide advice to the Company as well as our Parent. Three of these Advisory Board members are executives of video game developers that have entered into Studio Partner Agreements. Pursuant to these Advisory Board Agreements, as amended, the advisors have received options to purchase common stock of our Parent, which options vest and become exercisable upon the recipient joining the Advisory Board of our Parent. Pursuant to an Advisory Board Agreement with Tim Schafer (who is the CEO of developer Double Fine Productions, Inc., a board member of our Parent, and a shareholder of our Parent), our Parent granted Mr. Schafer non-qualified stock options to purchase 200,000 shares of common stock of our Parent, which options vested and became exercisable upon Tim Schafer joining our Parent’s Advisory Board.

The members of the Advisory Board of our Parent and the number of shares of our Parent they may purchase pursuant to the options they received pursuant to their respective Advisory Board Agreements are as follows:

Advisory Board Member	Position at Game Developer	Number of Shares of Our Parent that May be Purchased Pursuant to Options Granted
Tim Schafer	CEO, Double Fine Productions, Inc.	200,000 shares
Alex Rigopulos	Chief Creative Officer, Harmonix Music Systems, Inc.	200,000 shares
Feargus Urquhart	CEO, Obsidian Entertainment	200,000 shares
Aaron Isaksen	Co-President and CEO, AppAbove Games	200,000 shares
Brian Fargo	CEO, inXile Entertainment	200,000 shares

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below includes the aggregate annual compensation for the last completed fiscal year of the Company’s sole director and executive officer. The Company has one other officer, who for the sake of completeness has also been included in the table below.

Name	Capacities in which Compensation was Received	Salary (3)	Other Compensation (4)	Total Compensation (3)
Justin Bailey (1)	Chief Executive Officer and Sole Director	$25,780	$-	$25,780

Jonathan Chan (2)	Vice President, Business Development and Strategy	$19,308	$17,636	$36,944

(1)	Although our Chief Executive Officer and sole director, Justin Bailey, receives no compensation from the Company for serving as a director and executive officer of the Company, he is also the CEO and a director of our Parent, and he receives compensation from our Parent for serving in those roles. As part of his duties in those roles, he devotes a substantial portion of his working time to the Company and its business. For a description of the Cost Sharing Agreement under which employee expenses in regard to him are shared by us and our Parent, see “Our Business — Cost Sharing Agreement with Our Parent”. See Note (3), below for a discussion of the salary and total compensation figures presented for Mr. Bailey.

(2)	Although our Vice President, Business Development and Strategy, Jonathan Chan, receives no compensation from the Company for serving as an officer of the Company, he is also the Vice President, Business Development and Strategy, of our Parent, and he receives compensation from our Parent for serving in that role. As part of his duties in that role, he devotes a substantial portion of his working time to the Company and its business. For a description of the Cost Sharing Agreement under which employee expenses in regard to him are paid by the Company, see “Our Business — Cost Sharing Agreement with Our Parent”. See Note (3), below for a discussion of the salary and total compensation figures presented for Mr. Chan.

(3)	As reflected in the Company’s financial statements included elsewhere in this document, for the period from October 27, 2014 (inception) to September 30, 2015, the Company incurred, on a carve-out basis, approximately $83,000 in salaries and benefits paid to all employees.

(4)	Represents the aggregate grant date fair value of awards of options to purchase shares of common stock of our Parent, computed in accordance with FASB ASC Topic 718 on an allocated basis.

Indemnification Agreements

Our amended and restated certificate of incorporation and our bylaws provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, we have entered into separate indemnification agreements with our director and executive officer.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the numbers and percentages of our outstanding voting securities beneficially owned both immediately before and immediately after the closing of this offering (as qualified in the footnotes thereto) by:

●	each person known to us to be the beneficial owner of more than 10% of any class of our outstanding voting securities;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

Our voting securities consist solely of our common stock. Neither the Fig Game Shares being offered hereby nor any other series of Fig Game Shares have or will have any voting rights. Therefore, the numbers and percentages below are the same both before and after the closing of this offering.

Beneficial ownership is determined in accordance with SEC rules and generally includes sole or shared voting or investment power with respect to voting securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any voting securities that such person or any member of such group has the right to acquire within 60 days of the date of this offering circular. For purposes of computing the percentage of our outstanding voting securities held by each person or group of persons named above, any securities that such person or persons has the right to acquire within 60 days of the date of this offering circular are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership as determined under SEC rules is not necessarily indicative of beneficial or other ownership for any other purpose. The inclusion herein of any securities listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the business address of each person listed is c/o Fig Publishing Inc., 599 Third Street, Suite 211, San Francisco, California 94107.

	Common Stock (1)
	Before the Offering (2)			After the Offering
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Shares Beneficially Owned (3)	Number of Shares Beneficially Owned		Percentage Shares Beneficially Owned (2)

Loose Tooth Industries, Inc.	1,000,000		100.0%	1,000,000		100.0%
Justin Bailey	1,000,000	(4)	100.0%	1,000,000	(4)	100.0%
All directors and executive officers as a group (one individual, Justin Bailey)	1,000,000	(4)	100.0%	1,000,000	(4)	100.0%

(1)	The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them, subject to community property laws where applicable and any other information contained in the footnotes to this table.

(2)	As of July 31, 2016.

(3)	Based on 1,000,000 shares of common stock issued and outstanding as of July 31, 2016.

(4)	Justin Bailey is the Chief Executive Officer, a director and the largest shareholder of Loose Tooth Industries, Inc., and has voting and dispositive power with respect to the common stock of the Company held by Loose Tooth Industries, Inc. Loose Tooth Industries, Inc. is the holder of 100.0% of the outstanding common stock of the Company. By virtue of the foregoing, Mr. Bailey is deemed for the purposes hereof to beneficially own all of the outstanding voting securities of the Company. Mr. Bailey is also the sole director of the Company and its Chief Executive Officer.

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The Company expects that Fig Game Shares offered in this offering may be purchased by certain of its directors, officers, employees and affiliates, as well as certain directors, officers, employees and affiliates of the developer of the game whose sales receipts may support the declaration of dividends to holder of the Fig Game Shares. The Company will not reserve any allocations of Fig Game Shares for any such persons, and will not allocate Fig Game Shares to any such persons on any preferential basis. Any Fig Game Shares purchased in this offering by any such persons will be offered and sold on the same terms and with the same qualifications, limitations and restrictions as the Fig Game Shares offered and sold to other investors in this offering. However, to the extent Fig Game Shares are purchased by any such persons, there will be fewer Fig Game Shares available for purchase by other investors to the extent the offering of the Fig Game Shares is oversubscribed. Any such person that purchases Fig Game Shares in this offering shall be subject to the same transfer restrictions imposed on all investors in this offering. In addition, any such person may also be subject to additional transfer restrictions imposed by operation of law or, in the case of the Company’s directors, officers, employees and affiliates, by operation of the Company’s internal policies against insider trading.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In addition to any matters discussed under the heading “The Current Game, Developer and Shares – Conflicts of Interest”, please see the below:

Justin Bailey, our Chief Executive Officer and sole director, is also the CEO, a director and the largest shareholder of our Parent. He receives a salary, benefits and equity compensation from our Parent. Jonathan Chan, our Vice President, Business Development and Strategy, holds the same position at our Parent, also. He receives a salary, benefits and equity compensation from our Parent. See “Directors, Executive Officers and Other Significant Individuals”. Pursuant to the Cost Sharing Agreement, our Parent provides us with management and administrative services. See “Our Business — Cost Sharing Agreement with Our Parent”.

In 2015, our Parent entered into four agreements with video game developers referred to as “Studio Partner Agreements”. Pursuant to these Studio Partner Agreements, as amended, the developers have received warrants to purchase common stock of our Parent, which warrants vest and become exercisable upon the applicable developer launching a rewards crowdfunding campaign on Fig.co and engaging the Company to publish or co-publish one of its games. Pursuant to the Studio Partner Agreement with Double Fine, Double Fine’s warrants to purchase 276,186 shares of common stock of our Parent vest in connection with Fig’s co-publishing of Psychonauts 2. See “Directors, Executive Officers and Other Significant Individuals – Studio Partner Agreements”.

In May 2015, our Parent entered into agreements with the members of its Advisory Board, who provide advice to the Company as well as our Parent. These agreements are referred to as “Advisory Board Agreements”. Pursuant to these Advisory Board Agreements, as amended, the advisors have received options to purchase common stock of our Parent, which options vest and become exercisable upon the recipient joining the Advisory Board of our Parent. Pursuant to an Advisory Board Agreement with Tim Schafer (who is the CEO of developer Double Fine Productions, Inc., a board member of our Parent, and a shareholder of our Parent), our Parent granted Mr. Schafer non-qualified stock options to purchase 200,000 shares of common stock of our Parent, which options vested and became exercisable upon Tim Schafer joining our Parent’s Advisory Board. See “Directors, Executive Officers and Other Significant Individuals – Advisory Board Agreements”.

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OUR DIVIDEND POLICY

Fig Game Shares are shares of capital stock of Fig with no voting rights. We issue them in separate series, and each separate series reflects the economic performance of a different, particular video game co-publishing license agreement that we have entered into with a third-party video game developer.

Provided the game that is the subject of the license agreement is successfully developed and published, Fig will receive sales receipts from the game pursuant to the associated license agreement. Fig expects to receive sales receipts in respect of each particular game net of distributors’ fees. Fig will share those receipts as follows: (1) Fig will deduct a service fee for itself; (2) Fig will allocate the remaining amount into a revenue share for the developer and a revenue share for itself, in the proportions specified in the license agreement for the game; and (3) Fig will pay a specified portion of its revenue share to the holders of the related Fig Game Shares, in the form of dividends. We expect that, typically, Fig’s Board of Directors will retain for itself the discretion from time to time to pay more than the specified portion of Fig’s revenue share from that game to holders of the related Fig Game Shares, if in its view business conditions permit it. In all events, Fig’s Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law.

Dividends will not differ between Fig Game Shares of a particular series purchased under Regulation A and Fig Game Shares of the same series purchased under Regulation D or another exemption from registration under the Securities Act.

Fig will allocate the sales receipts from a particular game and determine the amount from which dividends will be declared in respect of a particular game in conformance with the policy set forth below:

Step 1:

All sales receipts received by Fig in respect of sales of a particular game, pursuant to the license agreement between Fig and the developer of that game, will be deposited into a separate account or sub-account under Fig’s control (each, a “sub-account”).

In respect of most games, Fig expects that most or all sales will be made through digital distribution platforms, or “storefronts” (such as Steam), which will sell the game, take a share of the retail sales price (typically 30%) as their fee and remit the remainder to Fig. However, in the case of certain games, distribution arrangements may be more elaborate, may involve co-publishers or other parties and may result in additional charges being deducted from the sales receipts received by Fig. For example, if Fig or the particular developer can arrange for the game to be configured for and sold over Sony’s PlayStation Network, that would likely generate substantially increased games sales receipts for Fig and its investors. But it may also require the designation of Sony as a co-publisher of the game; it may involve paying Sony an additional portion or portions of the sales receipts; and it may involve sales receipts flowing among Fig, the developer and any co-publishers (only one per game, we expect) before being received by Fig and deposited in the appropriate sub-account. Any such distribution arrangements will be reflected in the associated license agreement and described in the associated offering circular. Any such arrangements applicable to the series of Fig Game Shares being offered in this offering are described in this offering circular in the section entitled “The Current Game, Developer and Shares”.

Step 2:

From the sub-account, Fig will retain for itself the “Fig Service Fee”, the size of which is determined on a license agreement-by-license agreement basis.

Fig expects that, in the case of most license agreements, the Fig Service Fee will be 5% of the sales receipts from the particular game (and therefore 5% of the amounts deposited into the corresponding sub-account). The Fig Service Fee shall be used to compensate Fig for the publishing services it provides to market and promote the game for the developer and shall be used in support of Fig’s general operations and working capital needs. The percentage amount in respect of a particular game will be set forth in the license agreement relating to that game. Fig may negotiate for a higher, or accept a lower, Fig Service Fee depending on the degree of marketing and promotional services and corresponding expenses that Fig predicts will be necessary to successfully publish the game, as well as other factors. In certain cases, Fig may determine that, because it is still building its business, because it desires to attract high quality developers, because the desirability of publishing the particular game is especially high, or for other reasons relating to Fig’s assessment of the business advantages that may accrue to Fig and its security holders, the Fig Service Fee in respect of a particular game may be lower than this range, or nominal. The particular Fig Service Fee being charged in respect of the license agreement associated with the series of Fig Game Shares being offered in this offering is described in this offering circular in the section entitled “The Current Game, Developer and Shares”.

Step 3:

After retaining for itself the Fig Service Fee, Fig will periodically pay out from the remaining balance in the sub-account, to the developer of the corresponding game, the developer’s revenue share.

The developer revenue share in respect of a particular game (which will typically be expressed as a formula) will be set forth in the license agreement relating to that game. The amount of revenue share that Fig owes to a particular developer may change over time, if such a change is embodied in the revenue share formula. For example, the revenue share rate may increase after certain aggregate sales thresholds have been met. The developer revenue share provisions, including any variable revenue share provisions, applicable to the series of Fig Game Shares being offered in this offering are described in this offering circular in the section entitled “The Current Game, Developer and Shares”.

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Step 4:

The portion of the balance in the sub-account other than the Fig Service Fee and the developer’s revenue share is Fig’s revenue share. From Fig’s revenue share, Fig will allocate the applicable specified portion for dividends to holders of the related Fig Game Shares.

The specified portion that will be allocated for dividends will be set forth in the offering circular for the applicable Fig Game Shares, and in the certificate of designations for that series of Fig Game Shares filed by Fig with the State of Delaware. The specified portion that will be allocated for dividends in respect of the series of Fig Game Shares being offered in this offering is described in this offering circular in the section entitled “The Current Game, Developer and Shares”.

Step 5:

No dividend will be payable unless (1) declared by our Board of Directors, or unless (2) it accrues because a date for the declaration of dividends on the relevant series of Game Shares, as specified in the certificate of designations relating to such series of Fig Game Shares, has passed without a dividend being declared and the declaration and payment of such dividend is not prohibited under applicable law. In the event of a dividend accruing under the foregoing clause (2), the amount of the dividend shall be the applicable specified portion for dividends to holders of such series of Fig Game Shares, minus any partial amounts that Fig may pay toward the dividend.

We expect that, typically, Fig’s Board of Directors will declare each dividend in respect of a particular series of Fig Game Shares in an aggregate amount equal to the specified portion that has been allocated for dividends for such series of Fig Game Shares. However, we also expect that Fig’s Board will retain for itself the discretion from time to time to pay more than the specified portion to holders of that series of Fig Game Shares, if in its view business conditions permit it. In such an event, the additional dividend amount would be paid from the sub-account associated with the particular game. In all events, Fig’s Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. To the extent the Board determines not to pay a dividend or reduce its size, it will impose the underpayment in a manner equitable to all of its then-outstanding series of Fig Game Shares (which will be presumed to mean imposing the underpayment proportionally across all of Fig’s then-outstanding series of Fig Game Shares, by reducing the dividend amounts to all such series in proportion to the dividend amounts they would otherwise have received; but which may mean imposing the underpayment in some other manner if Fig’s Board of Directors concludes that such other manner would be clearly more equitable than such proportional imposition).

Fig expects that dividends on Fig Game Shares will typically be declared every six months and paid thereafter, in all events after such time (if ever) as the related game is successfully developed and published and Fig begins to receive sales receipts for the game. The dates for the declaration of dividends in respect of the series of Fig Game Shares being offered in this offering is described in this offering circular in the section entitled “The Current Game, Developer and Shares”.

Any dividends ultimately declared on a series of Fig Game Shares will be distributed equally among all the holders of shares of such series of Fig Game Shares, in proportion to the number of shares each such investor holds, without regard to whether the investor bought such shares under Regulation A or in an Accredited Investor Offering or otherwise.

Fig will retain for itself the remaining funds in each sub-account that are not distributed as dividends to holders of the related Fig Game Shares.

Timing

Each of these steps will generally be performed at or near the end of each fiscal six-month period, or more frequently as required by contract or business needs (e.g., revenue share payments to developers may be required by contract to be made more frequently). The Board may also, in its discretion, determine to pay dividends on one or more series of Fig Game Shares more or less frequently than once every six-month period.

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Accounting for a Particular Game’s Sales

The application of the policy set forth above to sales receipts received by Fig will be undertaken on a regular basis by Fig’s accounting staff; the records generated in the application of that formula will be part of Fig’s accounting records and subject to Fig’s internal accounting controls; and Fig will publicly disclose, in its annual and semi-annual reports filed with the SEC, a table containing the information set forth above for each of its licensed games. See the table setting forth such information as of March 31, 2016 in this offering circular under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Game-Specific Accounting – Accounting for a Particular Game’s Sales”. This table has not been, and future updates of the table will not be, prepared in accordance with generally accepted accounting principles, or GAAP. Non-GAAP disclosures have limitations as analytical tools; should not be viewed as a substitute for or in isolation from GAAP financial measures; and may not be comparable to other companies’ non-GAAP financial measures. In addition, Fig does not plan to have the calculations resulting from, or the methodologies underlying, its allocation and dividend formula subjected to stand-alone audits. As a result, our allocations of revenues to each series of Fig Game Shares will not be audited on a periodic basis. There can be no assurance that there will not be errors or misstatements in such calculations or methodologies, which could reduce Fig’s revenue share from a particular game, or the dividends available to holders of the related series of Fig Game Shares, or both.

DESCRIPTION OF COMPANY SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share. Shares of our capital stock may be issued from time to time in one or more classes or series. Our Board of Directors is authorized by our amended and restated certificate of incorporation to establish such classes or series, issue shares of each such class or series and fix the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions, applicable to each such class or series, without any vote or other action by any holders of any of our capital stock. Each such class or series will have the terms set forth in a certificate of designations relating to such class or series filed with the State of Delaware or otherwise made a part of our certificate of incorporation, as it may be amended and restated from time to time.

As of July 31, 2016, we had 1,000,000 shares of common stock outstanding. Our Parent holds all of these 1,000,000 shares, and thus holds all of the voting power of our outstanding common stock and has sole control of the Company.

The following is a summary of the rights and limitations of our capital stock provided for in our amended and restated certificate of incorporation and the certificates of designations relating to separate classes or series of our capital stock filed with the State of Delaware or otherwise made a part of our certificate of incorporation, as amended and restated from time to time. For more detailed information, please see our amended and restated certificate of incorporation and certificates of designations, copies of which are exhibits to the offering statement in which this offering circular has been filed with the SEC.

Voting Common Stock

Equal Rights per Share. All shares of our common stock shall have identical terms and each share shall entitle the holder thereof to the same powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions, applicable to each other share.

Voting. Holders of shares of our common stock shall have one vote per share of common stock held by them. Except as otherwise required by law, our certificate of incorporation or our certificates of designations, at any annual or special meeting of the shareholders of the Company, the holders of shares of our common stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the shareholders, and shall vote together as a single class on all such matters. Notwithstanding the foregoing, except as otherwise required by law, our certificate of incorporation or our certificates of designations, the holders of shares of our common stock shall not be entitled to vote on any amendment to our certificate of incorporation or any certificate of designations that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of shares of such affected series of preferred stock are entitled, either separately or together with the holders of shares of one or more other class or series of our capital stock, to vote thereon pursuant to our certificate of incorporation or our certificates of designations.

Dividends. The Board retains the discretion to pay dividends, or not, on our common stock. There is no minimum semi-annual, annual or other dividend requirement. The Board will retain the discretion not to pay a dividend or to reduce its size: (i) in circumstances where the Board believes it is necessary or prudent to retain such earnings in order to avoid a material adverse effect on our financial condition or results of operations, or (ii) based on applicable legal or contractual requirements or restrictions or (iii) based on other factors that the Board deems relevant and significant to the Company.

Liquidation, Dissolution, etc. Subject to and qualified by the rights of the holders of shares of any other class or series of our capital stock, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, and after the holders of shares of any other class or series of our capital stock have received the amounts owed and available for distribution to them on a preferential basis, if any, the holders of shares of our common stock shall be entitled to receive all the remaining assets of the Company available for distribution to shareholders, ratably in proportion to the number of shares of common stock held by them.

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No Preemptive or Subscription Rights. No holder of shares of common stock shall be entitled to preemptive or subscription rights.

Preferred Stock

Series Designations. Each series of our Fig Game Shares will be a separately designated series of non-voting preferred stock of the Company. In connection with the establishment of each such series of Fig Game Shares, our Board of Directors shall fix the number of shares comprising such series, and such voting powers, full or limited, or no voting powers, and such other powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions applicable thereto, including without limitation dividend rights, liquidation, dissolution, etc., rights and the Company’s powers of cancellation of the outstanding shares of such series, as shall be stated in the certificate of designations relating to such series filed with the State of Delaware or otherwise made a part of our certificate of incorporation, as amended and restated from time to time, all to the fullest extent permitted by Delaware law and not inconsistent with the other provisions of our certificate of incorporation, as it may have been amended and restated from time to time. The powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions applicable thereto, may be different from those of any other class or series of our capital stock at any time outstanding.

Characterization of Fig Game Shares as “Preferred”.   We characterize our Fig Game Shares as “preferred” stock because, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of each separate series of Fig Game Shares shall have a preference over holders of other securities of the Company in the receipt of (x) all dividends and other distributions declared or accrued on such series of Fig Game Shares by the Company’s Board of Directors but not yet paid, plus (y) an amount equal to the value of the total assets of the corresponding Game Shares Asset (as defined below) less the total liabilities of such Game Shares Asset, in each case ratably in proportion to the number of shares of such series of Fig Game Shares held by them. However, in such event such holders shall not be entitled to any additional amounts. As a result, in the event of a Company liquidation or similar occurrence, the holders of a particular series of Fig Game Shares will have preferred rights over specific declared or accrued dividend amounts and related assets and liabilities, but no rights in respect of other assets of the Company, and no rights in respect of Company assets generally, and in some circumstances, holders of Fig’s common stock (including our Parent) could receive more assets than holders of preferred stock. See “– Liquidation, Dissolution, etc.”, below.

Equal Rights per Share within a Series. All shares within a series of Fig Game Shares shall have identical terms and each such share shall entitle the holder thereof to the same powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions, applicable to each other share. Fig Game Shares of a particular series purchased pursuant to a Regulation A Offering will have the same terms as Fig Game Shares of the same series purchased pursuant to an Accredited Investor Offering or otherwise, except to the extent applicable laws may require different treatment of such securities or holders.

No Voting Rights. Except as otherwise provided in our amended and restated certificate of incorporation or the certificate of designations relating to such series of Fig Game Shares, or as otherwise required by law, holders of shares of Fig Game Shares shall have no voting rights.

Dividends. Each series of Fig Game Shares is designed to reflect the economic performance of a particular video game co-publishing license agreement that we have entered into with a third-party video game developer in respect of a particular game. Provided the game that is the subject of the license agreement is successfully developed and published, Fig will receive sales receipts from the game pursuant to the associated license agreement. Fig expects to receive sales receipts in respect of each particular game net of distributors’ fees. Fig will share those receipts as follows: (1) Fig will deduct a service fee for itself; (2) Fig will allocate the remaining amount into a revenue share for the developer and a revenue share for itself, in the proportions specified in the license agreement for the game; and (3) Fig will pay a specified portion of its revenue share to the holders of the related Fig Game Shares, in the form of dividends. We expect that, typically, Fig’s Board of Directors will retain for itself the discretion from time to time to pay more than the specified portion of Fig’s revenue share from that game to holders of the related Fig Game Shares, if in its view business conditions permit it. In all events, Fig’s Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. See “Our Dividend Policy”.

Cancellation by the Company. Following a defined time after the delivery of a particular developed game, Fig’s Board of Directors may, in its discretion, cancel the associated series of Fig Game Shares, under certain circumstances. We will maintain a cancellation right in respect of each series of Fig Game Shares in order to be able to withdraw the series from the market and avoid the costs of continuing to have the series outstanding after the associated game has lost most or all of its earning power. In general, we expect that our right to cancel a series of Fig Game Shares will become effective after the passage of a pre-determined amount of time (typically, a number of years), and after the game has failed to meet a pre-determined earnings floor. For a description of our cancellation right with respect to the Fig Game Shares being offered in this offering, see “The Current Game, Developer and Shares”. Although the purpose of our cancellation rights is to help us avoid incurring unnecessary administrative costs, and thereby benefit our Company and shareholders as a whole, there can be no assurance that we will not cancel a series of Fig Game Shares before the earning potential of the associated game has been completely and irreversibly exhausted, and thereby deny the holders of such Fig Game Shares some additional amount of dividends.

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Fig’s Board of Directors, in its discretion, may also cancel a series of Fig Game Shares in connection with paying a dividend in respect of or redeeming such Fig Game Shares in the event of a Disposition Event in which all or substantially all of the Game Shares Asset corresponding to such series of Fig Game Shares is disposed of. See “—Dividend or Redemption upon Disposition of Related Game Shares Asset”, below.

Dividend or Redemption upon Disposition of Related Game Shares Asset. In respect of each series of Fig Game Shares, unless otherwise specified in the certificate of designations relating to such series filed with the State of Delaware or otherwise made a part of our certificate of incorporation, as amended and restated from time to time, in the event of a Disposition Event (as defined below), in which the Game Shares Asset (as defined below) related to such series is disposed of, on or prior to the 120th day following the consummation of such Disposition Event, Fig’s Board of Directors may, in its discretion, but is not required to:

(i)	declare and pay a dividend in cash, securities (other than shares of the series of Fig Game Shares) or other assets of the Company, or any combination thereof, to the holders of shares of the series of Fig Game Shares, with an aggregate Fair Value (as defined in our certificate of incorporation) equal to the Allocable Net Proceeds (as defined in our certificate of incorporation) of such Disposition Event as of the Determination Date (as defined in our certificate of incorporation), such dividend to be paid on all shares of such series of Fig Game Shares outstanding as of the Determination Date on an equal per share basis; and thereafter, in its discretion, cancel the series of Fig Game Shares if permitted under the terms described above under “ – Cancellation by the Company”; or

(ii)	if such Disposition Event involves all (and not merely substantially all) of the Game Shares Asset corresponding to the series of Fig Game Shares, redeem all outstanding shares of such series of Fig Game Shares for cash, securities (other than shares of the series of Fig Game Shares) or other assets of the Company, or any combination thereof, with an aggregate Fair Value equal to the Allocable Net Proceeds of such Disposition Event as of the Determination Date, such aggregate amount to be allocated among all shares of such series of Fig Game Shares outstanding as of the Determination Date on an equal per share basis; or

(iii)	combine all or any portions of (i) or (ii) above on a pro rata basis among all holders of such series of Fig Game Shares.

As used herein, “Disposition Event” means the sale, transfer, exchange, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) by the Company or any of its affiliates, in one transaction or a series of related transactions, of a Game Shares Asset, or substantially all of a Game Shares Asset, or any of the Company’s or any such affiliate's interests therein, to one or more persons or entities.

As used herein, “Game Shares Asset” means, as of any date, with respect to any series of preferred stock, unless otherwise specified in the corresponding preferred stock designation, (i) all assets, liabilities and businesses of the Company to the extent attributed to the publishing rights held by the Company under the particular license agreement with a video game developer associated with such series of preferred stock as of such date; (ii) all assets, liabilities and businesses acquired or assumed by the Company for the account of such publishing rights, or contributed, allocated or transferred to the Company in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights, or indebtedness of the Company incurred in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation; and (iii) the proceeds of any disposition of any of the foregoing. In keeping with Fig’s game publishing model, Game Shares Assets do not include intellectual property rights in the associated game. Investors should note that the Company does not plan to have its applications of the definition of “Game Shares Asset”, for the purpose of allocating assets and liabilities among different series of Fig Game Shares, subjected to stand-alone audits. As a result, allocations of assets to each series of Fig Game Shares will not be audited on a periodic basis. There can be no assurance that there will not be errors or misstatements in those applications, which could reduce the assets attributed to a specific game, or increase the liabilities attributed to a specific game, or both.

Liquidation, Dissolution, etc. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of each series of Fig Game Shares outstanding shall be entitled to receive (x) all dividends and other distributions declared or accrued on such series of Fig Game Shares by the Board of Directors but not yet paid, plus (y) an amount equal to the value of the total assets of the corresponding Game Shares Asset (as defined above) less the total liabilities of such Game Shares Asset, in each case ratably in proportion to the number of shares of such series of Fig Game Shares held by them; but in such event such holders shall not be entitled to any additional amounts. As a result, in the event of a Company liquidation or similar occurrence, the holders of a particular series of Fig Game Shares will have preferred rights over specific declared dividend amounts and related assets and liabilities, but no rights in respect of other assets of the Company, and no rights in respect of Company assets generally, and in some circumstances, holders of Fig’s common stock (including our Parent) could receive more assets than holders of preferred stock.

In connection with the establishment of each series of Fig Game Shares, our Board of Directors shall specifically identify the corresponding Game Shares Asset in the certificate of designations relating to such series filed with the State of Delaware or otherwise made a part of our certificate of incorporation, as amended and restated from time to time.

Our Ability to Void a Sale of Fig Game Shares. Fig has the right to void a sale of Fig Game Shares made by it, and cancel the shares or compel the shareholder to return them to us, if Fig has reason to believe that such shareholder acquired Fig Game Shares as a result of a misrepresentation, including with respect to such shareholder’s representation that it is a “qualified purchaser” or an “accredited investor” as defined pursuant to Regulation A or Regulation D promulgated under the Securities Act, respectively, or if the shareholder or the sale to the shareholder is otherwise in breach of the requirements set forth in Fig’s certificate of incorporation, certificates of designations or bylaws, copies of which are exhibits to the offering statement in which this offering circular has been filed with the SEC.

No Preemptive or Subscription Rights. No holder of shares of preferred stock shall be entitled to preemptive or subscription rights.

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PLAN OF DISTRIBUTION

The Fig Game Shares being offered in this offering will be available for purchase exclusively on Fig.co. They will be issued in book-entry electronic form only. FundAmerica Stock Transfer, LLC is the transfer agent and registrant for these shares.

This is a Regulation A, Tier 2 offering, which we shall conduct through Fig.co. We do not intend to use commissioned sales agents or underwriters to help offer and sell the Fig Game Shares being offered in this offering. These shares will be offered only by us and by persons associated with us in reliance upon the exemption from registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934.

There is no trading market for Fig Game Shares and we do not expect one to develop, in part because we may have imposed certain transfer restrictions on the particular series of Fig Game Shares being offered. As a result, investors should be prepared to retain their Fig Game Shares for as long as those shares remain outstanding and should not expect to benefit from any share price appreciation. Any such transfer restrictions applicable to the series of Fig Game Shares being offered in this offering are described in this offering circular in the section entitled “The Current Game, Developer and Shares”.

The offering will continue until the earlier of 90 days after qualification of the offering statement in which this offering circular has been filed with the SEC (which date may be extended by us, in our discretion) and the date when all Fig Game Shares being offered in this offering have been sold, at which time this offering shall close and shares will be delivered to investors. Notwithstanding the foregoing, the Company expects it will terminate the offering earlier if the goal of the related Fig crowdfunding campaign is not met, and may terminate the offering earlier in other adverse circumstances, such as, for example, a material breach of the related license agreement. In the event the offering is not completed, the Company will return funds to investors without deduction or interest. The offering is being conducted on a best efforts basis without any minimum target. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company. We will post a notice of each closing date in advance on Fig.co.

The Company retains the right to reject, in whole or in part, any orders for securities made in this offering, in its discretion.

This offering circular and the offering documents specific to this offering will be available to prospective investors for viewing 24 hours per day, 7 days per week through Fig.co, by clicking on links to such documents on the SEC website that will be maintained on Fig.co. Before committing to purchase Fig Game Shares, each potential investor must consent to receive the final offering circular and all other offering documents electronically. In order to purchase Fig Game Shares, a prospective investor must complete and electronically sign and deliver to us a subscription agreement, the form of which the offering statement in which this offering circular has been filed with the SEC, and send payment to us by check, wire transfer or ACH as further described in the subscription agreement. Prospective investors must also have agreed to the Terms of Use and Privacy Policy of Fig.co. Prospective investors must answer certain questions to determine compliance with the investment limitation set forth in Rule 251(d)(2)(i)(C) of Regulation A under the Securities Act, which is described more fully, below. This investment limitation does not apply to “accredited investors,” as that term is defined in Rule 501 of Regulation D under the Securities Act.

Prospective investors must read and rely on the information provided in this offering circular in connection with any decision to invest in Fig Game Shares.

Limitations on Your Investment Amount

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and to non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A, which states:

“In a Tier 2 offering of securities that are not listed on a registered national securities exchange upon qualification, unless the purchaser is either an accredited investor (as defined in Rule 501 (§230.501)) or the aggregate purchase price to be paid by the purchaser for the securities (including the actual or maximum estimated conversion, exercise, or exchange price for any underlying securities that have been qualified) is no more than ten percent (10%) of the greater of such purchaser's:

(1) Annual income or net worth if a natural person (with annual income and net worth for such natural person purchasers determined as provided in Rule 501 (§230.501)); or

(2) Revenue or net assets for such purchaser's most recently completed fiscal year end if a non-natural person”.

For general information on investing, we encourage you to refer to www.investor.gov.

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State Blue Sky Information

We intend to offer and sell our securities in this offering to retail customers in every state in the United States plus the District of Columbia and Puerto Rico, except for the states of Alabama, Florida and Texas. In each of the foregoing jurisdictions in which we intend to make offers and sales, we have made notice filings where required in respect of our intentions to make offers and sales there. Investors in the state of Arizona must either be accredited investors within the meaning of Rule 501 under Regulation D of the Securities Act or meet the qualified purchaser definition in Arizona Administrative Code Rule 139.

The National Securities Markets Improvement Act of 1996 (“NSMIA”), which is a U.S. federal statute, preempts the states from regulating transactions in certain securities, which are referred to as “covered securities”. NSMIA nevertheless allows the states to investigate if there is a suspicion of fraud or deceit, or unlawful conduct by a broker or dealer, in connection with the sale of securities. If there is a finding of fraudulent activity, the states can bar the sale of covered securities in a particular case.

Following this offering, we intend to file periodic and current reports under the Exchange Act. Therefore, under NSMIA, the states and other jurisdictions of the United States are preempted from regulating the resale by security holders of the Shares. However, NSMIA does allow states and territories to require notice filings and collect fees with regard to resale transactions, and a state may suspend the offer and resale of our securities within such state if any such required filing is not made or fee is not paid. As of the date of this offering circular, the following states and territories do not require any resale notice filings or fee payments and security holders may resell our securities: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, South Dakota, Utah, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

As of the date of this offering circular, in the following states, district and territories, security holders may resell our securities if the proper notice filings have been made and fees paid: the District of Columbia, Illinois, Maryland, Montana, New Hampshire, North Dakota, Oregon, Puerto Rico, Tennessee, Texas and Vermont. As of the date of this offering circular, we have not determined in which of these states and other jurisdictions, if any, we will submit the required filings or pay the required fees. Additionally, if any additional states or other jurisdictions adopt a statute, rule or regulation requiring a filing or fee, or if any state amends its existing statutes, rules or regulations with respect to its requirements, we would likely need to comply with those new requirements in order for our securities to become eligible, or continue to be eligible, for resale by security holders in those states or other jurisdictions.

In addition, aside from the exemption from registration provided by NSMIA, we believe that our securities may be eligible for resale in various states without any notice filings or fee payments, based upon the availability of applicable exemptions from such states’ registration requirements, in certain instances subject to waiting periods, notice filings or fee payments.

The various states and other jurisdictions can impose fines on us or take other regulatory actions against us if we fail to comply with their securities laws. Although we are taking steps to help insure that we will conduct all offers and sales in this offering in compliance with all Blue Sky laws, there can be no assurance that we will be able to achieve such compliance in all instances, or avoid fines or other regulatory actions if we do not achieve compliance.

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Foreign Restrictions on Purchase of Shares

We have not taken any action to permit a public offering of the Fig Game Shares outside the United States or to permit the possession or distribution of this offering circular outside the United States. Our securities may not be offered or sold, directly or indirectly, nor may this offering circular or any other offering material or advertisements in connection with the offer and sale of our securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons outside the United States who come into possession of this offering circular must inform themselves about and observe any restrictions relating to this offering and the distribution of this offering circular in the jurisdictions outside the United States relevant to them.

Canada

Each purchaser of Fig Game Shares that is resident in Canada or otherwise subject to the requirements of Canadian securities laws in connection with its purchase will be deemed to have represented and warranted to the issuer and the underwriters that it is: (i) an “accredited investor” as defined in National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators (other than an “accredited investor” relying on subsection (j), (k) or (l) of the definition of that term) and, if relying on subsection (m) of the definition of that term, is not a person created or being used solely to purchase or hold securities as an accredited investor, (ii) a “permitted client” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations and (iii) either purchasing the securities as principal for its own account or is deemed to be purchasing the securities as principal by applicable law. Each such purchaser further acknowledges that the securities have not been and will not be qualified for sale to the public under applicable Canadian securities laws and that any resale of the securities must be made in accordance with, or pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of those laws.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this offering circular may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this offering circular may be made to the public in that Relevant Member State at any time:

●	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

●	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this offering circular shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

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Germany

The offering of Fig Game Shares is not a public offering in the Federal Republic of Germany. The securities may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), as amended, and any other applicable German law. No application has been made under German law to publicly market the securities in or out of the Federal Republic of Germany. The securities are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this offering circular is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The securities will only be available to persons who, by profession, trade or business, buy or sell Fig Game Shares for their own or a third-party’s account.

United Kingdom

No offer of securities has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Conduct Authority. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to Fig Game Shares in, from or otherwise involving the United Kingdom.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This offering circular does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of our securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our securities must observe such Australian on-sale restrictions.

This offering circular contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering circular is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Kuwait

Unless all necessary approvals from the Kuwait Capital Markets Authority (“CMA”) pursuant to Law No. 7/2010, its Executive Regulations and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing of, and sale of, the securities, these may not be offered for sale, nor sold in the State of Kuwait (“Kuwait”). Neither this offering circular nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

With regard to the contents of this document, we recommend that you consult a party licensed by the CMA to conduct securities activities in Kuwait and specialized in giving advice about the purchase of securities before making the subscription decision.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulation issued by the Capital Market Authority.

The Capital Market Authority does not make any representation as to the accuracy or completeness of this document, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Treatment of the Shares

The Fig Game Shares being offered in this offering (the “Shares”) should be treated as stock of the Company for U.S. federal income tax purposes. There are, however, no court decisions or other authorities directly bearing on the tax effects of the issuance and classification of stock with the features of the Shares, so the matter is not free from doubt. In addition, the Internal Revenue Service has announced that it will not issue advance rulings on the classification of an instrument with characteristics similar to those of the Shares. Accordingly, no assurance can be given that the views expressed in this paragraph, if contested, would be sustained by a court.

If the Shares are considered property other than a series of preferred stock of the Company, the Company would generally be taxed on a portion of the appreciation of the assets, if any, attributable to the Shares upon the issuance of such stock. In addition, income, gain, losses and deductions of one Game Shares would not be offset against the income, gain, losses and deductions of another Game Shares. Prospective investors are urged to consult their tax advisors regarding the tax consequences of an investment in Shares. The remainder of this discussion assumes the Shares will be treated as preferred stock of the Company.

Taxation of Non-U.S. Holders

The following discussion sets forth the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of Shares are issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date of this offering circular. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a non-U.S. holder of Shares. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of Shares.

This discussion is limited to non-U.S. holders that hold Shares as a “capital asset” within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	persons subject to the alternative minimum tax;

●	persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	real estate investment trusts or regulated investment companies;

●	brokers, dealers or traders in securities;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

●	tax-exempt organizations or governmental organizations;

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●	persons deemed to sell Shares under the constructive sale provisions of the Code;

●	persons who hold or receive Shares pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF GAME SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of Shares that is neither a “U.S. person” nor a partnership for United States federal income tax purposes. A U.S. person is any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Dividends and Distributions

If we make distributions of cash or property on the Shares, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its Shares, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition”.

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of Shares that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

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Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding Shares in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion below on backup withholding and foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of Shares unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

●	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●	the Shares constitute a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of Shares will not be subject to U.S. federal income tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder’s holding period for such stock.

76

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on the Shares we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on the Shares paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of Shares within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of Shares outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the Sections 1471 through 1474 of the Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, Shares paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally will apply to payments of dividends on the Shares made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Shares.

LEGAL MATTERS

Certain legal matters with respect to the Fig Game Shares offered hereby will be passed upon by Ellenoff Grossman & Schole LLP, New York, New York.

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F-1

FIG PUBLISHING, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2016	September 30, 2015
	(Unaudited)	(See Note 1)
ASSETS
Current assets:
Cash	$7,980	$-
Prepaid expenses	-	2,079
Total current assets	7,980	2,079
Deferred offering costs	447,236	104,540
Property and equipment, net	-	9,780
Security deposit	-	4,561
Total assets	$455,216	$120,960

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$-	$266,565
Other current liabilities	8,000	1,164
Total current liabilities	8,000	267,729

Commitments and Contingencies

Stockholder's equity (deficit) (See Note 7):
Preferred stock, $0.0001 par value; 100,000,000 shares authorized; -0- shares issued and outstanding as of March 31, 2016 and September 30, 2015	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized; 1,000,000 and -0- shares issued and outstanding as of March 31, 2016 and September 30, 2015, respectively	100	-
Additional paid-in capital	1,569,636	-
Net transfers from Parent	-	242,161
Accumulated deficit	(1,122,520)	(388,930)
Total stockholder's equity (deficit)	447,216	(146,769)
Total liabilities and stockholder's equity (deficit)	$455,216	$120,960

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

FIG PUBLISHING, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the six months ended March 31, 2016
(Unaudited)
Operating expenses:
General and administrative	$733,590
Loss from operations	(733,590)

Net loss	$(733,590)

Weighted average shares outstanding, basic and diluted	1,000,000

Basic and diluted net loss per share	$(0.73)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

FIG PUBLISHING, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended March 31, 2016
(Unaudited)
Cash Flows From Operating Activities:
Net loss	$(733,590)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	50,580
Expenses allocated by Parent	682,990
Net cash used in operating activities	(20)

Cash Flows From Financing Activities:
Investors' advances	8,000
Net cash provided by financing activities	8,000

Net change in cash	7,980

Cash:
Beginning	-
Ending	$7,980

Non-cash financing activities:
Issuance of common stock to Parent	$100
Reclassification of Net transfer from Parent to Additional paid-in capital	$242,161
Contribution from Parent	$251,309
Deferred offering costs contributed by Parent	$342,696

Cash paid for interest	$-
Cash paid for income taxes	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

FIG PUBLISHING, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. ORGANIZATION AND BUSINESS

Nature of Operations

Fig Publishing, Inc. and subsidiaries (the "Company", or “Fig”) was incorporated in the State of Delaware on October 8, 2015 and is a wholly-owned subsidiary of Loose Tooth Industries, Inc. (the "Parent"). The Company is an early-stage entity and has relied on the Parent to conduct its operations since inception. The Parent was formed in October 2014 but operations did not commence until April 2015.

Fig is a community powered publisher of video games. Fig’s business is to identify, license, contribute funds to the development of, market, arrange distribution for, and earn cash receipts from sales of video games developed by third-party video game developers with whom we enter into license agreements to publish those games. The Company hosts the crowdfunding campaigns on the Parent’s website, Fig.co, an online technology platform created by the Parent to facilitate fundraising for video game development. The Company has only recently begun operations and has to date relied substantially on its Parent for support in the conduct of our business. In June 2016, the Company entered into an agreement with its Parent (the “Cost Sharing Agreement”), pursuant to which the Company and its Parent have each agreed to share costs pursuant to an allocation policy. (See Note 5)

Prior to its formation on October 8, 2015, the Company did not operate as a separate legal entity within the Parent. Accordingly, the Company’s condensed consolidated financial statements, prior to formation, had been prepared on a “carve-out” basis from the Parent’s accounts and reflect the historical accounts directly attributable to the Company together with allocations of costs and expenses incurred by the Parent. These allocations may not be reflective of the actual level of assets, liabilities, income or costs which would have been incurred had the Company operated as a separate legal entity. All transactions between the Parent and the Company, prior to the Company’s formation, were classified as net transfers from Parent in the condensed consolidated balance sheets.

Upon the Company’s formation, the Parent did not contribute any assets to the Company and the Company did not assume any liabilities from the Parent. As such, the assets and liabilities allocated to the Company in the carve-out financial statements, other than for $104,540 of deferred offering costs, which directly benefit the Company, were considered to be returned to the Parent. On the inception date of October 8, 2015, the allocated assets and liabilities, other than the deferred offering costs, were a net liability of $251,309, and was recognized as a contribution from the Parent.

The Company's condensed consolidated balance sheets at March 31, 2016 and the Company's condensed consolidated statement of operations for the six months ended March 31, 2016 are presented based on the Company’s actual results as a stand-alone entity. The Company did not have any operation activities during the six months ended March 31, 2015 and as a result, a statement of operations for the six months ended March 31, 2015 has not been presented.

On October 23, 2015, February 8, 2016, and March 4, 2016, the Company formed its publishing subsidiaries, Fig Grasslands, LLC, Fig JASB, LLC (“Fig JASB”) and Fig CTT, LLC (“Fig CTT”), respectively.

Certain Significant Risks and Uncertainties

The Company can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations or cash flows: the ability to identify games with sufficient potential for commercial success; secure license agreements on favorable terms with talented and reliable developers; successfully market and distribute licensed games; and keep up with customer preferences and trends.

F-5

2. GOING CONCERN CONSIDERATION

The Company’s condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments through the normal course of business and use of cash in its operations.

To date, the Company has relied substantially on its Parent for liquidity and capital resources. As of March 31, 2016, the Company had approximately $8,000 in cash and had no working capital. Management believes that the Company will continue to incur losses for the foreseeable future and will need equity or debt financing or will need to generate revenue from the distribution of products to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. The Parent and/or the Company intend to raise funds through various potential sources, such as equity or debt financings, or redistributing products, however, the Parent and/or the Company can provide no assurance that such financing will be available on acceptable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail or cease its operations. If the Company is unable to achieve these goals, its business would be jeopardized and it may not be able to continue operations.

These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim condensed consolidated balance sheet as of March 31, 2016, and the condensed consolidated statements of operations and cash flows for the six months ended March 31, 2016 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position as of March 31, 2016 and its results of operations and cash flows for the six months ended March 31, 2016. The financial data and the other financial information contained in these notes to the financial statements related to the six month periods are also unaudited.

The results of operations for the six months ended March 31, 2016 are not necessarily indicative of the results to be expected for the year ending September 30, 2016 or for any other future annual or interim period. These financial statements should be read in conjunction with the Company's audited financial statements included elsewhere in this Form 1-A.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Fig Publishing, Inc. and its wholly owned subsidiaries, as named in Note 1 above. All intercompany transactions, if any, have been eliminated.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The Company’s significant estimates included in the preparation of the condensed consolidated financial statements are related to share-based compensation, expense allocations, and the valuation allowance associated with its deferred tax assets. Actual results could differ from those estimates.

F-6

Recently Issued Accounting Pronouncements

In March 2016, the FASB issued ASU No. 2016-09 “Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting”. Under ASU No. 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital (“APIC”). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement and the APIC pools will be eliminated. In addition, ASU No. 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU No. 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU No. 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer’s statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee’s applicable jurisdiction(s). ASU No. 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. The Amendments of this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted but all of the guidance must be adopted in the same period. Management is currently assessing the impact the adoption of ASU No. 2016-09 will have on its condensed consolidated financial statements.

4. ASSUMPTIONS AND ALLOCATIONS

The Company’s expenses for the six months ended March 31, 2016, including executive compensation, have been allocated by management between the Company and the Parent based either on agreed pre-determined formulas, or, where necessary and appropriate, based on management’s best estimate of an appropriate proportional allocation. The expenses have been allocated from the Parent and included as the Company’s operations. Certain corporate expenditures of the Parent have not been allocated to the Company since they did not provide a direct or material benefit to the Company.

The following expenses included in the accounting records of the Parent have been attributed by management to the operations of the Company:

For the six months ended
March 31, 2016
General and Administrative Expenses:
Salaries and benefits	$332,961
Occupancy	20,935
Professional fees	171,311
Stock based compensation	50,580
Marketing and promotion	112,673
Travel expense	12,647
Other general and administrative expenses	32,483
Total General and Administrative Expenses	$733,590

5. RELATED PARTY TRANSACTIONS

Cost Sharing Agreement

On December 3, 2015, the Company, on behalf of itself and the subsidiaries, entered into a master services agreement with the Parent. In June 2016, this agreement was superseded and replaced with the Cost Sharing Agreement with its Parent. All expenses incurred by the Company to date were paid by the Parent and allocated to the Company according to, in most instances, pre-determined formulas pursuant to the Cost Sharing Agreement. The Parent allocates (i) 50% of the salary of each of the Chief Executive Officer, Mr. Justin Bailey, and one other employee, to Fig, and the remaining 50% of each such salary to the Parent; and (ii) 100% of the salaries of the Vice President, Business Development and Strategy, Mr. Jonathan Chan, to Fig. As the Parent provides Fig with management and administrative services, as well as services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance, the costs of these activities are allocated 50% to the Parent and 50% to the Company.

F-7

The Cost Sharing Agreement has an initial term through December 31, 2016, and will automatically renew for successive one-year terms each December 31, unless either party provides the other party with written notice of its intent not to renew at least three months prior to such date.

License Agreements

According to the Company’s business model, the Company will enter into co-publishing license agreements with game developers prior to conducting crowdfunding campaigns to determine the campaigns’ goals and both parties’ obligations. The goals can be met through a combination of rewards pledges and Fig Advance (as discussed below). Prior to the end of the crowdfunding campaigns, Fig will determine, based on a number of factors (many of which will relate to Fig’s assessment of the success of the crowdfunding campaign), the precise amount of the Fig Advance within the range previously agreed.  If the crowdfunding campaigns meet their goals, the developer will receive the proceeds of all the rewards pledges made directly. Fig will not be involved in this payment process. The license agreement will then continue, the Company will pay to the developer various amounts over time to fund the development of the game until it is ready for commercial marketing and sale (“Fig Advance”), and the developer will proceed with developing the game and delivering it pursuant to the terms of the license agreement. If the crowdfunding campaigns are not successful, the rewards pledges made will not be collected and the license agreements will terminate. As of March 31, 2016, the Company has entered into three video game co-publishing license agreements, for the games Psychonauts 2, Jay and Silent Bob Chronic Blunt Punch and Consortium: The Tower.

Psychonauts 2 License Agreement

On December 3, 2015, the Company entered into a video game co-publishing license agreement (as amended and restated, the “Psychonauts 2 License Agreement”) with Double Fine Productions, Inc (“Double Fine”), a California corporation, to co-publish the game Psychonauts 2 on any and all current and future operating systems on which video games are played, excluding virtual reality platforms. Tim Schafer, the Chief Executive Officer and founder of Double Fine, serves as a member of the Parent’s Board of Directors and Advisory Board. Each of Mr. Schafer and Double Fine own equity interests in the Parent. Under the Psychonauts 2 License Agreement, Fig was granted a non-exclusive, irrevocable, perpetual, worldwide, fully paid up, sublicensable (across multiple tiers) right and license throughout the world to use, license, sublicense, sell, advertise, promote, publicly perform, distribute, display, and otherwise utilize Psychonauts 2 for and in connection with publishing, distributing, selling, licensing, advertising, marketing and promoting the game to distributors and consumers, including updates of and enhancements to the game.

The Company determined that the goal of the crowdfunding campaign for Psychonauts 2 conducted on Fig.co in December 2015 and January 2016 was met. Pursuant to the agreement, Fig will provide the Fig Advance in the range of $300,000 to $3 million, to be determined upon the closing of the Regulation A Offering (Note 8). The developer has agreed to deliver the finished game, ready for commercial sale on certain of the licensed platforms, no later than July 31, 2018. No assurance can be provided that the Company will be successful in completing the Regulation A Offering or that the game Psychonauts 2 will be successfully developed by such date or successfully published by the Company.

All sales receipts received by Fig in respect of Psychonauts 2 sales pursuant to the Psychonauts 2 License Agreement will be deposited into a separate account or sub-account for Psychonauts 2 under Fig’s control. From then, Fig will deduct 0.1% of the sales receipts it receives in respect of Psychonauts 2, which shall be used to compensate Fig for publishing services and in support of Fig’s general operations and working capital needs (“Fig Service Fee”). The Company will then allocate the remaining amount into a revenue share for Double Fine and a revenue share for itself, and will pay 30% of its revenue share to the holders of Fig Game Shares – PSY2, in the form of dividends. Fig’s Board of Directors may in its discretion from time to time pay more than 30% of Fig’s revenue share from Psychonauts 2 to Fig Game Shares – PSY2 holders, if in its view business conditions permit it. In all events, Fig’s Board of Directors may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law.

F-8

Jay and Silent Bob Chronic Blunt Punch License Agreement

On February 8, 2016, Fig JASB, one of the Company’s subsidiaries, entered into a video game co-publishing license agreement with a developer (“JASB Developer”). Under the license agreement, the JASB Developer granted to the Fig JASB the right to co-publish the game Jay and Silent Bob Chronic Blunt Punch on particular platforms and the right to receive revenue from game sales on these licensed platforms. In exchange, upon meeting the crowdfunding campaign’s goal of at least $400,000 on March 31, 2016, Fig JABS will provide the JABS Developer with an agreed upfront development funding amount (“Game Funding Payment”). Both parties also agreed to pay the Fig Service Fee of 5% of the sales receipts that Fig JASB receives to Fig. The JASB Developer has agreed to deliver the finished game, ready for commercial sale on certain of the licensed platforms, no later than February 18, 2018. In addition, Fig JABS will also pay the JASB Developer a certain percentage of the adjusted gross revenue (“Developer Rev Share”).

Consortium: The Tower License Agreement

On March 7, 2016, Fig CTT, one of the Company’s subsidiary, entered into a video game co-publishing license agreement with a developer (“CTT Developer”). Under the license agreement, the CTT Developer granted to the Fig JASB the right to co-publish the game Consortium: The Tower on particular platforms and the right to receive revenue from game sales on these licensed platforms. In exchange, upon meeting the crowdfunding campaign’s goal of at least $300,000 on May 11, 2016, Fig CTT agreed to provide the CTT Developer with the Game Funding Payment. Both parties also agreed to pay the Fig Service Fee of 5% of the sales receipts that Fig CTT receives to Fig. The CTT Developer has agreed to deliver the finished game, ready for commercial sale on certain of the licensed platforms, no later than December 1, 2017. In addition, Fig CTT will also pay the CTT Developer the Developer Rev Share.

6. STOCKHOLDER’S EQUITY (DEFICIT)

Capital Stock

Pursuant to the Company’s amended and restated certificate of incorporation effective December 17, 2015, the Company is authorized to issue 100,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of blank check preferred stock, par value $0.0001 per share.

Upon the Company’s formation in October 2015, the Company reclassified the net transfers from Parent of approximately $242,000 into additional paid-in capital. In addition, during the six months ended March 31, 2016, the Parent contributed approximately $1.3 million, resulting from various allocations pursuant to the Cost Sharing Agreement, to the Company.

As of March 31, 2016, the Parent held 1,000,000 shares of the Company’s common stock, representing 100% of the then issued and outstanding shares of common stock. As a result, the Parent holds all of the voting power and has sole control of the Company.

Stock Based Compensation - Stock Option Activity

The Parent allocated approximately $51,000 of stock based compensation expense to the Company for the six months ended March 31, 2016.

7. COMMITMENTS AND CONTINGENCIES

Lease

The Company is not a party to any leases. Rent expense for the six months ended March 31, 2016 of approximately $21,000 resulted from an allocation of the Parent’s rent expense.

Litigation

The Company recognizes a liability for a contingency when it is probable that liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. As of March 31, 2016 and through the date of this filing, there were no such matters.

8. SUBSEQUENT EVENTS

The Company intends to offer a maximum of 6,000 shares of its non-voting preferred stock, par value $0.0001 per share, at $500 per share through an offering under the Regulation A exemption of the Securities Act of 1933 (“Regulation A Offering”). The preferred stock has no voting rights and is designed to reflect the economic performance of a video game co-publishing license agreement that the Company has entered into with a third-party video game developer, Double Fine (“Fig Game Share – PSY2”) in connection with the game Psychonauts 2. The Parent will pay for the offering expenses incurred pursuant to the Cost Sharing Agreement, which are estimated to be approximately $600,000. There can be no assurance that the Company will be successful in raising any funds in connection with its contemplated offering.

In July 2016, the Parent contributed $1 million to the Company for working capital needs.

F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Fig Publishing, Inc.

(a unit of Loose Tooth Industries, Inc.)

We have audited the accompanying balance sheet of Fig Publishing, Inc. (a unit of Loose Tooth Industries, Inc.) (the “Company”) as of September 30, 2015, and the related statements of operations, changes in stockholder’s deficit and cash flows for the period from October 27, 2014 (inception) to September 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fig Publishing, Inc. (a unit of Loose Tooth Industries, Inc.) as of September 30, 2015, and the results of its operations and its cash flows for the period from October 27, 2014 (inception) to September 30, 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 2, the Company has not generated any revenue, incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP

New York, NY

December 18, 2015

F-10

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

BALANCE SHEET

As of September 30, 2015

September 30, 2015
ASSETS
Current assets:
Prepaid expenses	$2,079
Total current assets	2,079
Deferred offering costs	104,540
Property and equipment, net	9,780
Security deposit	4,561
Total assets	$120,960

LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
Accounts payable	$266,565
Other current liabilities	1,164
Total current liabilities	267,729

Commitments and Contingencies

Stockholder's deficit (See Note 7):
Preferred stock, $0.0001 par value; 100,000,000 shares authorized; 0 shares issued and outstanding as of September 30, 2015	-
Common stock, $0.0001 par value; 100,000,000 shares authorized; 0 shares issued and outstanding as of September 30, 2015	-
Net transfers from Parent	242,161
Accumulated deficit	(388,930)
Total stockholder's deficit	(146,769)
Total liabilities and stockholder's deficit	$120,960

The accompanying notes are an integral part of these financial statements.

F-11

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

STATEMENT OF OPERATIONS

For the Period from October 27, 2014 (Inception) to September 30, 2015

Operating expenses:
General and administrative	$388,930
Loss from operations	(388,930)

Net loss	$(388,930)

The accompanying notes are an integral part of these financial statements.

F-12

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

STATEMENT OF CHANGES IN STOCKHOLDER’S DEFICIT

For the Period from October 27, 2014 (Inception) to September 30, 2015

					Net		Total
	Preferred Stock		Common Stock		Transfers	Accumulated	Stockholder's
	Shares	Amount	Shares	Amount	From Parent	Deficit	Deficit
Balance - October 27, 2014 (inception)	-	$-	-	$-	$-	$-	$-
Stock based compensation	-	-	-	-	1,766	-	1,766
Net transfer from parent	-	-	-	-	240,395	-	240,395
Net loss	-	-	-	-	-	(388,930)	(388,930)
Balance - September 30, 2015	-	$-	-	$-	$242,161	$(388,930)	$(146,769)

The accompanying notes are an integral part of these financial statements.

F-13

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

STATEMENT OF CASH FLOWS

For the Period from October 27, 2014 (Inception) to September 30, 2015

Cash Flows From Operating Activities:
Net loss	$(388,930)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	1,766
Depreciation expense	543
Changes in operating assets and liabilities :
Prepaid expenses	(2,079)
Accounts payable	162,025
Other current liabilities	1,164
Net cash used in operating activities	(225,511)

Cash Flows From Investing Activities:
Security deposit	(4,561)
Property and equipment	(10,323)
Net cash used in investing activities	(14,884)

Cash Flows From Financing Activities:
Net transfers from Parent	240,395
Net cash provided by financing activities	240,395

Net change in cash	-

Cash:
Beginning	-
Ending	$-

Non-cash financing activities:
Deferred offering costs included in accounts payable	$104,540

Cash paid for interest	$-
Cash paid for income taxes	$-

The accompanying notes are an integral part of these financial statements.

F-14

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

Notes to Financial Statements

1. ORGANIZATION AND BUSINESS

Nature of Operations

Fig Publishing, Inc. (the "Company") was incorporated in the state of Delaware on October 8, 2015 and is a wholly-owned subsidiary of Loose Tooth Industries, Inc. (the "Parent"). The Company is an early-stage entity and has relied on the Parent to conduct its operations since inception. The Company has selected September 30 as its fiscal year-end.

The Company has not been operating as a separate legal entity within the Parent and its subsidiaries for the periods presented. Accordingly, the Company’s financial statements have been prepared on a “carve-out” basis from the Parent’s accounts and reflect the historical accounts directly attributable to the Company together with allocations of costs and expenses incurred by the Parent. The financial statements have been prepared in accordance with Regulation S-X, Article 3, “General Instructions as to Financial Statements” and Staff Bulletin (“SAB”) Topic 1-B, “Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity”.

The Company’s financial statements may not be indicative of future performance and may not reflect what its results of operations, financial position, and cash flows would have been had the Company operated as a separate entity. Certain estimates, including allocations from the Parent, have been made to provide financial statements for stand-alone reporting purposes. All transactions between the Parent and the Company are classified as net transfers from the Parent in the financial statements. The Company believes that the assumptions underlying the financial statements are reasonable; however, the resulting financial information does not necessarily reflect what the Company’s results of operations, financial position and cash flows would have been on a stand-alone basis. The cost allocation methods applied to certain common costs include the following:

●	Specific identification. Where the amounts were specifically identified within the Company, they were classified accordingly.
●	Reasonable allocation. Where the amounts were not clearly or specifically identified, management determined if a reasonable allocation method could be applied.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) (see Note 4).

The Company is a video game publishing company that seeks to identify, license, fund, market, distribute and earn revenues from particular new video games being developed by third-party developers. The Company intends to use Fig.co for its investment crowdfunding campaigns, as provided for under the Master Services Agreement (“MSA”) with the Parent as discussed below. Fig.co is an online technology platform created by the Parent to facilitate fundraising for video game development.

The Company is currently managed by the Parent while the Company is commencing operations. According to the MSA, the Parent provides the Company with comprehensive management and administrative services, as well as services relating to information technology support (including use of Fig.co for the Company’s investment crowdfunding campaigns), co-publishing rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury, insurance, securities law-related compliance and reporting, and any other services reasonably related to the foregoing or reasonably requested from time to time.

In 2015, the Company formed its first publishing subsidiary, Fig Grasslands, LLC (“Grasslands Pub Sub”). The Grasslands Pub Sub was formed specifically to serve as the entity to enter into a license agreement with the Grasslands Developer in respect of the game that both parties had code-named as “Grasslands.”

Certain Significant Risks and Uncertainties

The Company can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations or cash flows: the ability to identify games with sufficient potential for commercial success; secure license agreements on favorable terms with talented and reliable developers; successfully market and distribute licensed games; and keep up with customer preferences and trends.

F-15

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

Notes to Financial Statements

2. GOING CONCERN CONSIDERATION

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments through the normal course of business and use of cash in its operations. For the period from October 27, 2014 (Inception) through September 30, 2015, the Company incurred net losses of approximately $389,000 and is dependent on the Parent to sustain all of its operations. Management believes that the Company will continue to incur losses for the foreseeable future and will need equity or debt financing or will need to generate revenue from the distribution of products to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. The Parent and/or the Company intend to raise funds through various potential sources, such as equity or debt financings, or redistributing products, however, the Parent and/or the Company can provide no assurance that such financing will be available on acceptable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail or cease its operations. If the Company is unable to achieve these goals, its business would be jeopardized and it may not be able to continue operations.

These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Fig Publishing, Inc. and its wholly owned subsidiary, as named in Note 1 above. All intercompany transactions, if any, have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The Company’s significant estimates included in the preparation of the financial statements are related to share-based compensation, expense allocations, deferred tax assets, and depreciation expenses. Actual results could differ from those estimates.

Stockholder’s Deficit

Stockholder’s deficit in the Balance Sheet represents which consists of accumulated net loss and the net effect of transactions with and allocations to/from the Parent. The main components of the net transfers to/from Parent are various allocations from the Parent.

Deferred Offering Costs

Deferred offering costs, which primarily consist of direct legal fees relating to a contemplated offering of shares of the Company’s securities, are capitalized within long term assets. The deferred offering costs will be reclassified to additional paid-in capital upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful life of each asset, generally seven years for furniture and fixtures and three years for office equipment. Property and equipment was allocated to the consolidated balance sheet in accordance with the assumptions and allocations.

F-16

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

Notes to Financial Statements

Impairment of Long-Lived Assets

The Company periodically reviews the carrying values of its long-lived assets when events or changes in circumstances would indicate that it is more likely than not that their carrying values may exceed their realizable values, and records impairment charges when considered necessary. Specific potential indicators of impairment include, but are not necessarily limited to:

●	a significant decrease in the fair value of an asset;
●	a significant change in the extent or manner in which an asset is used or a significant physical change in an asset;
●	a significant adverse change in legal factors or in the business climate that affects the value of an asset;
●	an adverse action or assessment by the U.S. regulator;
●	an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset; and operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an income-producing asset.

When circumstances indicate that an impairment may have occurred, the Company tests such assets for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of such assets and their eventual disposition to their carrying amounts. In estimating these future cash flows, assets and liabilities are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other such groups. If the undiscounted future cash flows are less than the carrying amount of the asset, an impairment loss, measured as the excess of the carrying value of the asset over its estimated fair value, will be recognized. The cash flow estimates used in such calculations are based on estimates and assumptions, using all available information that management believes is reasonable.

Income Taxes

For purposes of the financial statements, the Company’s income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from the Parent.

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities measured at the enacted tax rates in effect for the year in which these items are expected to reverse. Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from October 27, 2014 (Inception) through September 30, 2015. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Stock-Based Compensation

The Company expenses stock-based compensation to employees over the requisite service period based on the estimated grant-date fair value of the awards and forfeiture rates. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates and involve inherent uncertainties and the application of its judgment.

Fair Value Measurement

The Company follows accounting guidance on fair value measurements for financial assets and liabilities measured at fair value on a recurring basis. Under the accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

F-17

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

Notes to Financial Statements

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace

Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of September 30, 2015 the recorded values of accounts payable and other liabilities approximated their fair value due to the short-term nature of the instruments.

Recently Issued Accounting Pronouncements

In August 2014, FASB issued Accounting Standards Codification (“ASU”) No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides guidance regarding management’s responsibility to assess whether substantial doubt exists regarding the ability to continue as a going concern and to provide related footnote disclosures. In connection with preparing financial statements for each annual and interim reporting period, management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). This ASU is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company does not expect the adoption of this ASU to have a material effect on the Company’s financial position, results of operations, or cash flows.

In January 2015, the FASB issued ASU 2015-01, which eliminates from GAAP the concept of extraordinary items. If an event or transaction meets the criteria for extraordinary classification, it is segregated from the results of ordinary operations and is shown as a separate item in the income statement, net of tax. ASU 2015-01 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company is currently assessing the adoption and impact of this ASU, however, the Company does not anticipate that adoption of this ASU will impact financial position and results of operations.

4. ASSUMPTIONS AND ALLOCATIONS

The Company’s expenses for the period from October 27, 2014 (Inception) through September 30, 2015, including executive compensation, have been allocated by management between the Company and the Parent based either on specific attribution of those expenses or, where necessary and appropriate, based on management’s best estimate of an appropriate proportional allocation. The expenses have been carved-out of the Parent and included as the Company’s operations as if the Company was in existence for all periods presented. Certain corporate expenditures of the Parent have not been allocated to the Company since they did not provide a direct or material benefit to the Company.

F-18

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

Notes to Financial Statements

The following expenses included in the accounting records of the Parent have been attributed by management to the operations of the Company:

Period from October 27, 2014 (Inception) to
September 30,
2015
General and Administrative Expenses:
Salaries and benefits	82,622
Occupancy	2,385
Professional fees	215,591
Stock based compensation	1,766
Depreciation expense	543
Marketing and promotion	57,343
Travel expense	16,148
Other general and administrative expenses	12,532
Total General and Administrative Expenses	$388,930

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		As of September 30,
	Estimated Life	2015
Computers & Office Equipment	3 years	$9,222
Furniture and fixtures	7 years	1,101
Total property and equipment		10,323
Accumulated depreciation		(543)
Total property and equipment, net of accumulated depreciation		$9,780

Depreciation expense of approximately $500 was recognized in general and administrative expense for the period from October 27, 2014 (inception) to September 30, 2015 in the accompanying Statements of Operations.

6. RELATED PARTY TRANSACTIONS

All expenses incurred for the period from October 27, 2014 (Inception) through September 30, 2015 were paid by the Parent and allocated to the Company based on the expenses incurred by the Company in its operations. The allocations were based on the time spent by employees of the Parent on activities of the Company, the number of full time equivalent employees performing the Company’s activities and direct expenses incurred for the operations of the Company. The expense allocations have been determined on the basis that the Company and the Parent considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company. Management believes that the expenses allocated to the Company are representative of the operating expenses it would have incurred had the Company been operated on a stand-alone basis.

On September 23, 2015, the Company entered into a license agreement (“Grasslands License Agreement”) with a game developing firm (“Grasslands Developer”), whose Chief Executive Officer is also a stockholder and a member of the Board of Directors of the Parent. This agreement was later superseded in its entirety on December 3, 2015 as discussed in Note 10.

F-19

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

Notes to Financial Statements

As of December 3, 2015, the Company entered into the MSA with the Parent (as discussed in Note 10) to provide the Company with comprehensive management and administrative services, as well as services relating to information technology support (including use of Fig.co for the Company’s investment crowdfunding campaigns), co-publishing rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury, insurance, securities law-related compliance and reporting, and any other services reasonably related to the foregoing or reasonably requested from time to time.

7. STOCKHOLDER’S DEFICIT

Capital Stock

Pursuant to the Company’s amended and restated certificate of incorporation effective December 17, 2015, the Company is authorized to issue 100,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of blank check preferred stock, par value $0.0001 per share.

As of September 30, 2015, the Company has no shares issued and outstanding.

Stock Based Compensation - Stock Option Activity

The Parent’s Board of Directors adopted and stockholders approved a stock-based compensation plan (the “Plan”) authorizing the Parent to grant common stock to eligible employees, directors and consultants in the form of stock options, stock appreciation rights, restricted stock awards, and restricted stock unit awards.

The Plan allows the Parent to use shares, options or other awards to purchase the Parent’s common stock as part of an overall compensation package to provide performance-based rewards to attract and retain qualified personnel. Such awards include, without limitation, options, stock appreciation rights, sales or bonuses of restricted stock, restricted stock units or dividend equivalent rights, and an award may consist of one such security or benefit, or two or more of them in any combination or alternative. Vesting of awards may be based upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.

Incentive and non-statutory stock options are granted pursuant to option agreements adopted by the Plan administrator.

The Parent estimates the fair value of stock option grants using a Black-Scholes option pricing model. In applying this model, the Parent uses the following assumptions:

●	Risk-Free Interest Rate: The risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected term of the options for each option group.
●	Volatility: As The Parent has no trading history for its common stock, the expected stock price volatility for its common stock was estimated by incorporating the average historical price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the technology industry similar in size, stage of life cycle and financial leverage. The Company intends to continue to consistently apply this process using the same or similar public companies until it has sufficient historical information regarding the volatility of its common stock that is consistent with the expected life of the options. Should circumstances change such that the identified companies are no longer similar to the Company, more suitable companies whose share prices are publicly available would be utilized in the calculation.
●	Expected Term: The expected term represents the period that the stock-based awards are expected to be outstanding. The Parent’s historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, the Parent estimates the expected term by using the simplified method provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.
●	Expected Dividend Rate: The Parent has not paid and does not anticipate paying any cash dividends in the near future.

F-20

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

Notes to Financial Statements

Due to the absence of an active market for the Parent’s common stock, the fair value of the Parent’s common stock for purpose of determining the exercise price for stock option grants was determined by the Parent’s Board of Directors, with the assistance and upon the recommendation of management, in good faith, based on a number of objective and subjective factors consistent with the methodologies outline in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the uncertainty associated with both the timing and type of any future exit scenario, management determined that the Option-Pricing Method (OPM) was the most appropriate methodology for valuing the Parent’s common stock. A discount of 45% was applied for lack of marketability for the common stock. The calculation resulted in a fair value for the Parent’s common stock of $0.21 per share as of the valuation or grant date.

The Parent has allocated stock based compensation expenses based either on specific attribution of those expenses or, where necessary and appropriate, based on management’s best estimate of an appropriate proportional allocation. The weighted-average grant date fair value per share relating to stock options granted during the period from October 27, 2014 (Inception) through September 30, 2015 was $0.21. The following assumptions were used by the Parent:

For The Period from October 27, 2014 (Inception) to September 30, 2015
Risk free rate of interest	1.65% - 2.02%
Expected stock price volatility	58.48% - 58.93%
Stock price	$0.21
Expected life of options	6.49

From October 27, 2014 (inception) to September 30, 2015, the Parent has granted an aggregate of 245,346 options to an employee and an officer who had significant contributions to the Company. Each option has a ten-year term, exercisable at $0.21 per share and vest 25% on the first anniversary date and vest ratably over the next 48 months. If the holder of the option is a ten-percent (10%) stockholder of the Parent, the option will expire five years after the grant date. As of September 30, 2015, neither of the two holders is a 10% stockholder of the Parent.

On August 6, 2015, the Company’s Chief Operating Officer exercised 75,000 stock options into common shares of the Parent. Although these stock options were unvested at the time of exercise, the early exercise of 75,000 stock options is not considered to be a substantive exercise under ASC 718, Stock Based Compensation, and the contingent call option held by the Parent creates a substantive requisite service period for the share option award.

The Parent allocated $1,766 of stock based compensation expense to the Company for the period from October 27, 2014 (Inception) through September 30, 2015.

8. COMMITMENTS AND CONTINGENCIES

Leases

The Company is not a party to any leases for office space or equipment. The costs related to such leases for the period from October 27, 2014 (Inception) to September 30, 2015 have been allocated to the Company from the Parent.

Litigation

The Company recognizes a liability for a contingency when it is probable that liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. As of September 30, 2015 and through the date of this filing, there were no such matters.

F-21

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

Notes to Financial Statements

9. INCOME TAXES

The operations of the Company are included in the tax filings of the Parent. For financial reporting purposes, the Company calculated an income tax provision and deferred income tax balances as if the Company was a separate entity and had filed its own separate tax return under Sub-chapter C of the Internal Revenue Code.

A reconciliation of the statutory U.S. federal rate to the Company’s effective tax rate is as follows:

As of September 30,
2015
Statutory U.S. federal rate	34.0%
State income tax, net of federal benefit	5.8%
Meals and entertainment	(0.1)%
Valuation allowance	(39.7)%

Provision for income taxes	0.0%

The following summarizes the income tax provision (benefit):

As of September 30,
2015
Current:
Federal	$-
State	-
Total current tax expense	$-
Deferred:
Federal	$131,987
State	22,649
Net deferred tax assets	154,636
Change in valuation allowance	(154,636)
Total tax provision	$-

F-22

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

Notes to Financial Statements

The components of the net deferred tax asset as of September 30, 2015 are the following:

As of September 30,
2015
Deferred tax assets:
Net operating loss carry forwards	$153,933
Stock based compensation	703
Other	-
Gross deferred tax assets	154,636
Valuation allowance	(154,636)
Net deferred tax assets	$-

The Company has determined, based upon available evidence, that it is more likely than not that the net deferred tax asset will not be realized and, accordingly, has provided a full valuation allowance. The Company recognized a valuation allowance of approximately $155,000 for the period from October 27, 2014 (Inception) through September 30, 2015.

The Company’s operations are included in the US federal and state tax returns of its Parent. These tax returns when filed are subject to examination by tax authorities for periods beginning with the Parent’s fiscal year ended December 31, 2014, however, this footnote has been presented as if the Company is filing its tax returns on a separate, stand-alone basis. The net operating loss carry forwards of the Parent will expire 20 years from the date of filing the initial return.

The Parent's major tax jurisdictions are the United States and California. The Company’s evaluation of uncertain tax matters was performed for the tax period from October 27, 2014 (inception) to September 30, 2015. The Company has elected to reflect interest and penalties attributable to income taxes, to the extent they arise, as a component of its income tax provision or benefit, as well as its outstanding income tax assets and liabilities.

The Company only recognizes tax benefits from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. To date, the Company has not recognized such tax benefits in its financial statements.

10. SUBSEQUENT EVENTS

As of December 17, 2015, the Parent held 1,000,000 shares of the Company’s common stock, representing 100% of the then issued and outstanding shares of common stock. As a result, the Parent holds all of the voting power and has sole control of the Company.

License Agreement between Grasslands Pub Sub and Grasslands Developer - Related Party

As of December 3, 2015, the Grasslands Pub Sub and the Grasslands Developer entered into a License Agreement which superseded in its entirety the license agreement dated September 23, 2015 as described in Note 6. Under the license agreement, the Grasslands Developer granted to the Grasslands Pub Sub the right to co-publish Grasslands on particular platforms and the right to receive revenue from game sales on these licensed platforms. In exchange, if the target of at least $3.3 million is raised from rewards and investment crowdfunding campaigns within 180 days after execution of the license agreement, the Grasslands Pub Sub will provide the Grasslands Developer with an upfront development funding amount equal to the amount raised in the investment crowdfunding campaign, not to exceed $15 million (“Game Funding Payment”) unless mutually agreed in writing. The Grasslands Developer has agreed to deliver the finished game, ready for commercial sale on certain of the licensed platforms, no later than July 31, 2018. There can be no assurance that the Company will be successful in raising any funds in connection with its contemplated offering.

F-23

FIG PUBLISHING, INC.

(A UNIT OF LOOSE TOOTH INDUSTRIES, INC. AND SUBSIDIARIES)

Notes to Financial Statements

In addition, the Grasslands Pub Sub will also pay the Grasslands Developer a certain percentage of the adjusted gross revenue (“Developer Rev Share”), which equals gross revenue received by Grasslands Pub Sub from the licensed platforms, less sales expenses and a service fee payable to the Parent for its services under the Master Services Agreement described below. The remaining amount is then to be distributed to the Company (“Residual Pub Sub Earnings”).

Subject to the Company’s dividend policy, investors in the Grasslands Game Shares will receive 97.5% of the Residual Pub Sub Earnings, after they are distributed to the Company, in the form of dividends paid by the Company on their Grasslands Game Shares, and the remaining 2.5% will be retained by the Company. If the minimum crowdfunding capital raise target of $3.3 million is not reached within the applicable time frame, the License Agreement will automatically terminate and the offering of Grasslands Game Shares will be cancelled and any and all funds that may have already been raised thereby will be returned to investors without deduction or interest earned.

The Company intends to offer a maximum of 30,000 shares of its preferred tracking stock, par value $0.001 per share, which will track the economic performance of the Grasslands Pub Sub (“Grasslands Game Shares”), through an offering under the Regulation A exemption of the Securities Act of 1933. There can be no assurance that the Company will be successful in raising any funds in connection with its contemplated offering. In addition, the Board of Directors of the Grasslands Pub Sub may, at any time following the seven-year anniversary of the game delivery date, redeem some or all of the Grasslands Game Shares, if at such time the average quarterly Residual Pub Sub Earnings for the four immediately preceding and completed fiscal quarters is less than $25,000 per quarter.

Services Agreements with Parent

As of December 3, 2015, the Company, on behalf of itself and the Grasslands Pub Sub, and the Parent entered into a master services agreement (the “Master Services Agreement” or “MSA”) pursuant to which the Parent provides the Company with comprehensive management and administrative services, as well as services relating to information technology support (including use of Fig.co for the Company’s investment crowdfunding campaigns), co-publishing rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury, insurance, securities law-related compliance and reporting, and any other services reasonably related to the foregoing or reasonably requested from time to time. Pursuant to the Master Services Agreement, the Company has agreed to pay an agreed percentage (the “Service Fee”), as defined in the license agreement associated with each publishing subsidiary (each, a “Pub Sub”), of the amount of revenue received by each Pub Sub, including the Grasslands Pub Sub, less certain sales expenses, during any quarterly period as remuneration for the services provided under the Master Services Agreement. The Master Services Agreement has an initial term through December 31, 2016, and will automatically renew for successive one-year terms each December 31 unless either party provides the other party with written notice of its intent not to renew at least three months prior to such date.

Also as of December 3, 2015, the Company and the Parent entered into an agreement whereby the Parent would fund the expenses arising in relation to Grasslands, including (i) the expenses of the offering of the Grasslands Game Shares, (ii) taxes, and (iii) marketing expenses of Grasslands prior to its sale, pursuant to an agreement that the Company and the Parent entered into as of December 3, 2015.

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